Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PART II OF THIS DOCUMENT COMPRISES AN EXPLANATORY STATEMENT IN COMPLIANCE WITH SECTION 897 OF THE COMPANIES ACT 2006.

If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek your own financial advice from an appropriately authorised stockbroker, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised by the Financial Services and Markets Act 2000 (“FSMA”), or, if you are not resident in the United Kingdom, from another appropriately authorised independent financial adviser in your own jurisdiction.

If you have sold or otherwise transferred all of your Existing Shares and/or Existing Depositary Interests in the Company, please send this document and the accompanying documents (other than documents or forms personalised to you) at once to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected, for delivery to the purchaser or transferee. However, these documents must not be forwarded, distributed or transmitted in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction. If you have sold or otherwise transferred only part of your holding of Existing Shares and/or Existing Depositary Interests, you should retain these documents and contact the bank, stockbroker or other agent through whom the sale or transfer was effected.

This document is not a prospectus and it does not constitute or form part of any offer or invitation to purchase, acquire, subscribe for, sell, dispose of or issue, or any solicitation of any offer to purchase, acquire, subscribe for, sell or dispose of, any security, including any Shares or Depositary Interests. The release, publication or distribution of this document and/or the accompanying documents (in whole or in part) in jurisdictions other than the United Kingdom may be restricted by the laws of those jurisdictions and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Failure to comply with any such restrictions may constitute a violation of the securities laws of any such jurisdiction.

DIVERSIFIED ENERGY COMPANY PLC

(incorporated in England and Wales with registered number 09156132)

Recommended Proposals to establish

DIVERSIFIED ENERGY COMPANY

as the holding company of the Group by means of a Scheme of Arrangement under Part 26 of the Companies Act 2006

and

Notices of Court Meeting and General Meeting

This document has been prepared to comply with English law, the UK Listing Rules and applicable regulations, and the information disclosed may not be the same as that which would have been disclosed if this document had been prepared in accordance with the laws of any other jurisdiction. This document has not been approved by the FCA, the SEC or any other regulatory authority of any other jurisdiction, nor have any of the foregoing passed upon or endorsed the accuracy or adequacy of this document.

This document should be read as a whole and in conjunction with the accompanying documents. Your attention is drawn to the letter from the Chair of the Company in Part I (Letter from the Chair) of this document, which contains the unanimous recommendation of the Board that you vote in favour of the Scheme at the Court Meeting and the Resolutions to be proposed at the General Meeting. Part II (Explanatory Statement) of this document contains a more detailed explanation of the Scheme.

The Board will hold two consecutive meetings of Shareholders, with the first meeting beginning at 1 p.m. (London time) / 8 a.m. (New York time) on 10 November 2025 (the “Court Meeting”) and the second meeting beginning at 1.15 p.m. (London time) / 8.15 a.m. (New York time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) on 10 November 2025 (the “General Meeting”, and together with the Court Meeting, the “Meetings”). Notices of the Court Meeting and the General Meeting, both of which will be held at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom are set out in Part IX (Notice of Court Meeting) and Part X (Notice of General Meeting) of this document respectively.

The action to be taken by Shareholders in relation to the Court Meeting and the General Meeting is set out in paragraph 6 of Part I (Letter from the Chair) and paragraph 18 of Part II (Explanatory Statement) of this document. It is very important that as many Shareholders as possible cast their votes so that the Court can be satisfied that there is a fair and reasonable representation of their views.

If you hold your interest through a broker, bank, or nominee (or similar), you should normally receive directions from such broker, bank, or nominee (or similar) on how to attend (electronically or in person) and vote at the Court Meeting and the General Meeting or how to give a proxy or voting instructions. These directions should be followed. If you have not received such directions, it would be advisable to contact your broker, bank, or nominee (or similar) as soon as possible.

Copies of this document will be available free of charge during normal business hours on weekdays (excluding Saturday, Sunday and public holidays) from the date hereof until 10 November 2025 from the Company’s Registered Office. Copies will also be available to download from the Company’s website at https://ir.div.energy/reports-announcements.

Capitalised terms used in this document have the meanings ascribed to them in the section of this document headed Part VIII (Definitions). References to times are to UK time unless otherwise stated.

This document is dated 17 October 2025.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

All times shown are London times unless otherwise stated. All dates and times are based on the Company’s current expectations and are subject to change. If any of the dates and/or times in this expected timetable change, the revised dates and/or times will be notified to the Shareholders by announcement through a Regulatory Information Service, with such announcement being made available on the Company’s website at https://ir.div.energy/reports-announcements.

Event	Expected time/date

Existing Depositary Interest Holders Voting Record Time for the Court Meeting and General Meeting	6.00 p.m. on 4 November 2025

Latest time and date for receipt of Forms of Instruction/CREST electronic voting instructions for the Court Meeting (BLUE form)	1 p.m. on 5 November 2025

Latest time and date for receipt of Forms of Instruction/CREST electronic voting instructions for the General Meeting (WHITE form)	1.15 p.m. on 5 November 2025

Latest time for lodging Forms of Proxy for Court Meeting (BLUE form)	1 p.m. on 6 November 2025 (1)

Latest time for lodging Forms of Proxy for General Meeting (WHITE form)	1.15 p.m. on 6 November 2025 (1)

Record Shareholder Voting Record Time for the Court Meeting and General Meeting	6.00 p.m. on 6 November 2025(2)

Supplemental listing application to the NYSE for the Exchange Shares	On or around 7 November 2025

Court Meeting	1 p.m. on 10 November 2025

General Meeting	1.15 p.m. on 10 November 2025(3)

Court Directions Hearing for the Reduction of Capital	12 November 2025(4)

Publication of UK Prospectus	19 November 2025(4)

Court Hearing to sanction the Scheme and confirm the associated Reduction of Capital	21 November 2025(4)(5)

Last day of dealings in, and for registration of transfers of, and disablement in CREST of, Existing Shares	21 November 2025(4)(6)

Scheme Record Time	10.00 p.m. on 21 November 2025 (4)(6)

Scheme Effective Time	On or around 10.00 p.m. on 21 November 2025(4)(6)

Cancellation of the entire existing share capital of the Company, new shares in the Company issued to NewCo and issue of New Shares to existing Shareholders	After 10.00 p.m. on 21 November 2025 (4)(6)

NYSE notification of the listing of the New Shares on the NYSE	On or around 10.00 p.m. on 21 November 2025(4)(6)

Cancellation of listing of Existing Shares on the LSE	7.00 a.m. on 24 November 2025 (4)(6)

London Listing Effective Time	8.00 a.m. on 24 November 2025 (4)(6)

Despatch of letters of transmittals for New Shares to be registered through DRS	No later than 14 days after the London Listing Effective Time

Despatch of cheques and/or crediting of CREST accounts of Scheme Shareholders with any cash due in relation to the sale of Overseas Shareholders entitlements (if applicable)	No later than 14 days after the London Listing Effective Time

Notes:

(1)
The BLUE Form of Proxy for the Court Meeting, if not received by the time stated above (or, if the Court Meeting is adjourned, 48 hours (excluding non‑working days) before the adjourned Court Meeting), may be handed to a representative of the Transfer Agent, on behalf of the Chair of the Court Meeting, or to the Chair of the Court Meeting, before the start of that Meeting. However, in order to be valid, the WHITE Form of Proxy must be received no later than 1.15 p.m. on 6 November 2025 (or, if the General Meeting is adjourned, 48 hours (excluding non‑working days) before the time fixed for the adjourned Meeting).

(2)
If either the Court Meeting or the General Meeting is adjourned, the Record Shareholder Voting Record Time for the relevant adjourned Meeting will be 6.00 p.m. on the date which is two days (excluding non‑working days) before the date set for such adjourned Meeting.

(3)	To commence at the time fixed or, as soon thereafter as the Court Meeting concludes or is adjourned, whichever is the later.

(4)	These times and dates are indicative only.

(5)
All Shareholders have the right to attend the Court Hearing in person or by proxy to support or oppose the sanctioning of the Scheme. It is currently anticipated that the Court Hearing will be held at 7 Rolls Buildings, Fetter Lane, London, EC4A 1NL.

(6)
These times and dates are indicative only and will depend on, among other things, the dates upon which: (i) the Conditions are satisfied or (where applicable) waived; (ii) the Court sanctions the Scheme; and (iii) the Court Order sanctioning the Scheme is delivered to the Registrar of Companies. If the expected dates of the Scheme Effective Date and the Listing Effective Date are changed, the Company will give adequate notice of the changes by issuing an announcement through a Regulatory Information Service.

SUMMARY

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about the contents of this document or the action you should take, you are recommended to seek your own financial advice from an appropriately authorised stockbroker, solicitor, accountant or other independent financial adviser who, if you are taking advice in the United Kingdom, is duly authorised by the Financial Services and Markets Act 2000, or, if you are not resident in the United Kingdom, from another appropriately authorised independent financial adviser in your own jurisdiction.

This document tells you about the proposals for:

(a)
a reorganisation of Diversified Energy Company plc (the “Company”) and its subsidiaries pursuant to the Scheme and the Reduction of Capital, which will result in: (i) a new Delaware corporation, Diversified Energy Company (“NewCo”) becoming the new holding company of the Group; and (ii) the re-registration of the Company as a private company limited by shares;

(b)
the primary listing of NewCo on the New York Stock Exchange and the secondary listing of NewCo on the equity shares (international commercial companies secondary listing) category of the Official List of the Financial Conduct Authority (the “ESICC”) and to trading on the main market for listed securities of the London Stock Exchange; and

(c)	approval of the Equity Incentive Plan proposed to be adopted by NewCo,

together, the “Proposals”.

Here is what you need to do now:

•	read the remainder of this summary;

•
read the letter from the Chair of the Company set out at Part I on pages 12 to 18 of this document. The letter from the Chair explains what is happening and why the Board unanimously recommends that you should vote in favour of the Proposals;

•	read the remainder of this document; and

•	if you have any further queries, please call the Shareholder helpline, the number of which is below.

Shareholders should read the whole of this document and not just rely on this summary. This summary should not be regarded as a substitute for reading the whole document.

SHAREHOLDER HELPLINE TELEPHONE NUMBER:

Holders of Existing Shares: +1 866 644 4127 or +1 (781) 575 2906 Monday to Friday, 8.30 a.m. to 5.30 p.m. (US eastern time)
Holders of Existing Depositary Interests: +44 (0) 370 702 0151
Monday to Friday, 8.30 a.m. to 5.30 p.m. (UK time)
Charges from mobiles and other operators may apply.

Note: For legal reasons, this helpline will only be able to provide practical information and will not provide advice on the merits of any of the Proposals or give any legal, financial or tax advice. For legal, financial or tax advice, you will need to consult an independent legal, financial or tax adviser.

The questions and answers set out in Part VI of this document address briefly some questions you may have regarding the Court Meeting, the General Meeting and the Proposals, and have been prepared to help you understand what is involved in the Scheme and other matters referred to below. This information is not intended to be a full summary of the information you need in order to make a decision on how to vote, and therefore may not address all of the questions that may be important to you as a Shareholder. Please refer to the more detailed information contained in this document which you should read carefully and in its entirety.

IMPORTANT NOTICES

General

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied upon as having been so authorised. The contents of this document are not to be construed as legal, financial or tax advice. Each prospective investor should consult his or her own independent legal, financial or tax adviser for legal, financial or tax advice. NewCo, the Company and the Board accept no responsibility for the accuracy or completeness of any information reported by the media or other parties, or the fairness or appropriateness of any forecasts, views or opinions expressed by the media or other parties regarding the contents of this document or the Company. NewCo, the Company and the Board make no representation as to the appropriateness, accuracy, completeness or reliability of any such information or publication.

The New Shares have neither been marketed to, or offered in, the United States, the United Kingdom or elsewhere in connection with the Scheme. This document is not a prospectus and does not constitute an invitation or offer to sell or the solicitation of an invitation or offer to buy any security. A UK Prospectus prepared in accordance with the Prospectus Rules for the purpose of admission of, among others, the New Shares to listing on the ESICC Category of the Official List and to trading on the London Stock Exchange’s main market for listed securities only is expected to be made available to the public in electronic form on the Group’s website at https://ir.div.energy/reports-announcements once approved by and filed with the FCA shortly prior to the Scheme Effective Time.

The distribution of this document in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions in relation to this document. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. Except in the United Kingdom and the United States, no action has been taken or will be taken in any jurisdiction that would permit possession or distribution of this document in any country or jurisdiction where action for that purpose is required. Accordingly, this document may not be distributed or published in any jurisdiction where to do so would breach any securities laws or regulations of any such jurisdiction or give rise to an obligation to obtain any consent, approval or permission, or to make any application, filing or registration. Failure to comply with these restrictions may constitute a violation of the securities laws or regulations of such jurisdictions.

All times referred to in this document are London time unless otherwise stated.

Shareholder Meetings and Action to be Taken

The Board will convene two consecutive meetings of Shareholders, with the Court Meeting beginning at 1 p.m. (London time) /  8 a.m. (New York time) on 10 November 2025 and the General Meeting beginning at 1.15 p.m. (London time) / 8.15 a.m. (New York time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) on 10 November 2025.

Due to the requirements of English law relating to schemes of arrangement, the Company has established two record dates for determining the owners of Existing Shares entitled to vote at the Meetings.

•
6.00 p.m. on 13 October 2025 (the “Underlying Shareholder Voting Record Time”) is the record date for determining those beneficial owners of Existing Shares held in “street name” and not as record owners (for example, shareholders whose Existing Shares are held through Depositary Trust Company (“DTC”)) on the books and records of the Company’s transfer agent (the “Beneficial Owners”).

•
6.00 p.m. on 6 November 2025 (the “Record Shareholder Voting Record Time” and each of the Underlying Shareholder Voting Record Time and the Record Shareholder Voting Record Time, a “Voting Record Time”) is the record date for determining those record owners of Existing Shares (i.e., shareholders whose Existing Shares are held directly in their name on the books and records of the Company’s transfer agent) (the “Shareholders of Record”). If either the Court Meeting or the General Meeting is adjourned, the Record Shareholder Voting Record Time for the relevant adjourned Meeting will be 6.00 p.m. on the date which is two days (excluding non‑working days) before the date set for such adjourned Meeting.

A list of Shareholders of Record will be available at each of the Court Meeting and the General Meeting and during the 10 days prior to the Court Meeting and the General Meeting at the Company’s registered office. This document is being first sent on 17 October 2025 to all Shareholders of Record and all Beneficial Owners, in each case, as of 13 October 2025 (the “Notice Record Date”).

Shareholders of Record will find enclosed with this document:

(a)	a BLUE Form of Proxy for use at the Court Meeting; and

(b)	a WHITE Form of Proxy for use at the General Meeting.

It is important that, for the Court Meeting in particular, as many votes as possible are cast so that the Court may be satisfied that there is a fair and reasonable representation of the Shareholder opinion. Whether or not you plan to attend the Court Meeting and/or the General Meeting in person, you are strongly encouraged to sign and return the relevant documents.

Shareholders of Record

Shareholders of Record entitled to vote at each of the Court Meeting and the General Meeting, may vote in person at the applicable meeting or they may appoint another person or persons, whether a shareholder of the Company or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting and the General Meeting, as applicable. Because this document relates to two Meetings, Shareholders of Record will receive two proxy cards – one proxy card labeled “BLUE FORM OF PROXY” for use in respect of the Court Meeting and one proxy card labeled “WHITE FORM OF PROXY” for use in respect of the General Meeting. If Shareholders of Record do not expect to attend the meetings in person, it is important that their Existing Shares be represented. Whether or not you intend to be present at the Court Meeting and the General Meeting in person, please complete and sign each of the Forms of Proxy (or appoint a proxy electronically, as referred to below) in accordance with the instructions printed on them and return them to Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, as soon as possible and, in any event, so as to be received by Broadridge Financial Solutions, Inc. by 1 p.m. (London time) / 8 a.m. (New York time) on 6 November 2025 in respect of the Court Meeting and 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 6 November 2025 in respect of the General Meeting. If the BLUE Form of Proxy for the Court Meeting is not returned by the specified time, it may be handed to representatives of Broadridge Financial Solutions, Inc. or the Chair of the Court Meeting before the start of the Court Meeting and will still be valid. In the case of the General Meeting, however, unless the WHITE Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid. The completion and return of a Form of Proxy will not prevent Shareholders from attending, voting and speaking in person at either the Court Meeting or the General Meeting, or any adjournment thereof, if they so wish. Only Shareholders of Record as at the Record Shareholder Voting Record Time (or if the Meetings are adjourned, at 6.00 p.m. on the day which is two days (excluding non-working days) before the time of the adjourned meeting) will be entitled to attend, speak and vote at the Meetings in respect of the number of Existing Shares registered in their name at that time.

Beneficial Shareholders

In the case of Existing Shares held in the system operated by the DTC, such Existing Shares are currently registered in the name of Cede & Co. (the “DTC Nominee”), as nominee for DTC, on the share register maintained by the Transfer Agent, and therefore the DTC Nominee is the registered holder of such Existing Shares for the purposes of the Court Meeting and the General Meeting. Underlying beneficial shareholders of such Existing Shares may provide the DTC Nominee with voting instructions either directly or, if any such underlying Shareholder’s interest in such Existing Shares is held in “street name” (i.e., held in the name of a bank, broker or other holder of record), indirectly (via such bank, broker or other holder), they may apply for a letter of representation from, or to be appointed a proxy by, the DTC Nominee to enable them to attend the Court Meeting in person in respect of the Existing Shares in which such underlying shareholder is interested. If you are such an underlying shareholder and wish to submit voting instructions or wish to be appointed as a corporate representative or proxy in respect of the Existing Shares in which you are interested, it is recommended that you contact the DTC Nominee or (if your interest in any Existing Shares is held within DTC in the name of a bank, broker or other holder of record) the bank, broker or other holder of record in whose name your interest is held within DTC for further information. Please note that holders of Existing Shares through a broker, bank, trust or other nominee may be required to submit voting instructions to their applicable broker, bank, trust or nominee at or prior to the deadline applicable for the submission by Shareholders of Record and such holders should, therefore, follow the separate instructions that will be provided by such person. Only Beneficial Owners as at the Underlying Shareholder Voting Record Time will be entitled to direct their broker, bank, trust or other nominee how to vote their Existing Shares at the Meetings.

Existing Depositary Interest Holders will receive a BLUE Form of Instruction for use in connection with the Court Meeting and a WHITE Form of Instruction for use in connection with the General Meeting. Existing Depositary Interest Holders will need to complete the relevant Form of Instruction in relation to each of the Court Meeting and the General Meeting. The Forms of Instruction should be returned to the DI Depositary, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom (i) for the Court Meeting, by 1 p.m. (London time) / 8 a.m. (New York time) on 5 November 2025, and (ii) for the General Meeting, by 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 5 November 2025. Existing Depositary Interest Holders who wish to instruct their Custodian on how to vote through the CREST electronic proxy appointment service may do so for the Meetings and any adjournment thereof by using the procedures described in the CREST manual. CREST personal members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST manual. All messages relating to the appointment of a proxy or an instruction to a previously appointed proxy must be transmitted so as to be received by DI Depositary (ID: 3RA50) no later than (i) for the Court Meeting, by 1 p.m. (London time) / 8 a.m. (New York time) on 5 November 2025, and (ii) for the General Meeting, by 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 5 November 2025. Normal system timings and limitations will apply in relation to the input of CREST Proxy Instructions. It is therefore the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable their CREST sponsor(s) or voting service provider(s) are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 as amended.

Only Existing Depositary Interest Holders registered in the register of Existing Depositary Interests at 6.00 p.m. on 4 November 2025, or if the Meetings are adjourned, at 6.00 p.m. on the date which is four days (excluding non-working days) prior to the time of the adjourned meeting for shareholders shall be entitled to are entitled to provide voting instructions to Computershare Investor Services PLC in respect of the number of U.K. Existing Depositary Interests registered in their name(s) at that time. If an Existing Depositary Interest Holder or a representative of that holder wishes to attend the Meetings and/or vote at the Meetings, they must contact the DI Depositary, Computershare Investor Services PLC, with a Letter of Representation from their broker or nominee and provide this letter by email to !UKALLDITeam2@computershare.co.uk (i) for the Court Meeting, by 1 p.m. (London time) / 8 a.m. (New York time) on 4 November 2025, and (ii) for the General Meeting, by 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 4 November 2025. On receipt, the DI Depositary will issue a separate Letter of Representation authorising attendance on behalf of the Custodian. The Existing Depositary Interest Holder or a representative of that holder should present the original Letter of Representation upon attendance at the Meetings in order to gain entry to the Meetings. Holders of Existing Depositary Interests that do not follow the above process will be unable to represent their position in person at the Meetings. The completion of the Forms of Instruction will not preclude a holder from attending the Court Meeting and/or the General Meeting, and participating once such Letter of Representation has been issued.

Process for a Beneficial Owner to become a Shareholder of Record

If you are a Beneficial Owner, as a matter of English law, your name is not entered in the Company’s register of members. Accordingly, if you wish to attend and vote directly (i.e., in your own name) at the Meetings, you must become a Shareholder of Record. You may become a Shareholder of Record by arranging for the completion of a stock transfer form by the applicable Shareholder of Record in respect of the Existing Shares that you wish to be transferred into your name, pay any related UK stamp duty, if applicable, and send the completed stock transfer form and related documentation to the Company’s transfer agent, Computershare Trust Company, N.A., in order to be registered prior to 6 November 2025. Beneficial Owners who wish to attend and vote directly at the Court Meeting should take care to send such stock transfer form in respect of their Existing Shares to permit processing to be completed by Computershare Trust Company, N.A. in order to be registered prior to 6 November 2025.

Admission of the New Shares

An application will be made for the New Shares to be admitted to listing on the New York Stock Exchange.

Applications will also be made to the FCA for the New Shares to be admitted to the ESICC category of the Official List and to the London Stock Exchange for the New Shares to be admitted to trading on the London Stock Exchange’s main market.

If the Scheme proceeds as presently envisaged and all FCA and other approvals are obtained on the expected timeline, it is currently anticipated that dealings in Existing Shares will continue until the close of business on the Scheme Effective Date (expected to be on or around 21 November 2025), that trading of New Shares on the New York Stock Exchange will commence at 9.30 a.m. (New York time) on the Listing Effective Date (expected to be on or around 24 November 2025) and that Admission of the New Shares to the ESICC of the Official List will become effective and dealings in New Shares on the London Stock Exchange’s main market for listed securities will commence, at 8.00 a.m. (London Time) on the Listing Effective Date (expected to be on or around 24 November 2025).

The New Shares will trade under the symbol “DEC”, the same symbol under which the Existing Shares are currently trading.

No incorporation of websites

The contents of the website of the Company and the Group do not form part of this document and no one should rely on such website.

Forward‑looking statements

This document contains forward-looking statements that are based on the Group’s management’s beliefs and assumptions and on information currently available to the management. Some of the statements in this document contain forward-looking statements. The forward‑looking statements contained in this document include statements relating to approval of the Proposals, the expected effects of the Proposals on the Group, the expected timing and scope of the Proposals, the Court’s approval of the Scheme, the exemption from registration of the New Shares under the Securities Act, the approval of the New Shares for listing on the New York Stock Exchange, the terms of the organisational documents of NewCo, and other statements other than historical facts. In some cases, forward-looking statements may be identified by the following words: “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of performance or that the Scheme will be effected on the timing contemplated, or at all. The Group has based forward-looking statements in this document on its current expectations and beliefs about future developments and their potential effect on the Group.

These statements involve risks, uncertainties and other factors that may cause the Group’s actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although the Directors believe that they have a reasonable basis for each forward-looking statement contained in this document, these statements are based on a combination of facts and factors currently known by the Directors and their projections of the future, about which they cannot be certain. These factors include the satisfaction of the Conditions, risks related to obtaining requisite shareholder approval, as well as additional inherent business and economic risk factors described in the Company’s public filings. Forward-looking statements contained in this document are inherently subject to significant business, economic, competitive, regulatory and other risks and uncertainties (some of which are beyond the Group’s control) and assumptions that could cause the Group’s actual results to differ materially from its historical experience and present expectations or projections. Assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, the Group cannot assure you that the Scheme will be effected on the timing contemplated, or at all, or that actual results will not differ materially from those expressed or implied by forward-looking statements.

Consequently, forward‑looking statements speak only as of the date that they are made and should be regarded solely as the Group’s current plans, estimates and beliefs. Shareholders should not place undue reliance on forward‑looking statements. The Company and NewCo cannot guarantee future results, events, levels of activity, performance, or achievements. Except as required by law, neither the Company nor NewCo undertakes, and specifically declines, any obligation to update, republish or revise forward‑looking statements to reflect future events or circumstances or to reflect the occurrences of unanticipated events.

Other than as required by law, none of NewCo, the Company, the Board, its officers, advisers or any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward‑looking statements in this document will actually occur, in part or in whole.

No profit forecasts or estimates

No statement in this document is intended as a profit forecast or a profit estimate and no statement in this document should be interpreted to mean that earnings per Existing Share or New Share (as the case may be) for the current or future financial years would necessarily match or exceed the historical published earnings per Existing Share.

No offer or solicitation

This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. There will be no such offer, invitation or solicitation in any jurisdiction in which such an offer, invitation or solicitation is unlawful.

The Company is a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, the Company is not required to comply with proxy solicitation rules under US federal securities laws. Brokers holding Existing Shares must vote according to specific instructions they receive from the beneficial owners of those Existing Shares. If brokers do not receive specific instructions, brokers may in some cases vote the Existing Shares in their discretion but are not permitted to vote on certain proposals and may elect not to vote on any of the proposals unless you provide voting instructions. Thus, the Company strongly encourages you to provide instructions to your broker to vote your Existing Shares and exercise your right as a Shareholder. As such, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast in connection with the proposals set out in this document. Abstentions and broker non-votes have no effect on the outcome of the resolutions proposed at the Court Meeting and/or the General Meeting.

The New Shares to be issued to the Shareholders in connection with the Scheme will not be, and are not required to be, registered with the SEC under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. The New Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Pursuant to Section 3(a)(10), the Company and NewCo will advise the Court that they will rely on the Section 3(a)(10) exemption based on the Court’s approval of the Scheme, and the Court will hold a hearing on the Scheme’s fairness to the Shareholders. The Company will give timely notice of such hearing to all Shareholders, each of whom will be entitled to appear. Neither the SEC nor any US state securities commission has approved or disapproved of the issuing of the New Shares, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

Part I

LETTER FROM THE CHAIR

Registered in England and Wales No: 09156132

Directors	Registered Office

David Johnson (Independent Non-Executive Chair)
Rusty Hutson, Jr. (Chief Executive Officer and Director)
Martin Thomas (Non-Executive Vice Chair)
David Turner, Jr. (Senior Independent Non-Executive Director)
Kathryn Klaber (Independent Non-Executive Director)
Randall Wade (Non-Executive Director)
4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire, United Kingdom, RG1 1NB

17 October 2025

To the holders of Existing Shares, and for information only, to holders of awards granted under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan.

Dear Shareholders,

RECOMMENDED PROPOSALS IN RESPECT OF THE INTRODUCTION OF A
NEW US HOLDING COMPANY IN CONNECTION WITH THE ESTABLISHMENT OF A
PRIMARY US LISTING AND RELATED MATTERS

1.	Introduction

On 30 September 2025, the Board announced that, having evaluated the optimal listing location for the Group in connection with the execution of the Group’s strategy, it had concluded that a US primary listing (and retaining a secondary listing in London) was in the best interests of the business and its stakeholders.

The Company intends to proceed with the Proposals, including the insertion of a new US company, Diversified Energy Company, as the ultimate parent company of the Group, and the re-registration of the Company as a private company limited by shares. It is intended that this new corporate structure will be implemented by means of a UK Court‑sanctioned Scheme of Arrangement.

If the Scheme is approved and becomes effective, Shareholders will receive New Shares immediately following implementation of the Scheme in place of their Existing Shares held at the Scheme Record Time on the following basis:

one New Share, or depositary interest representing a New
Share, for each Existing Share, or depositary interest
representing an Existing Share.

The Company will then become a wholly‑owned subsidiary of NewCo. A summary of the similarities and differences in the corporate governance and shareholder rights associated with each of the Company and NewCo according to applicable law, exchange requirements or the respective organizational documents is set out in Part V of this document.

Following the Scheme Effective Time:

(1)	New Shares will be issued in consideration for Existing Shares on a one‑for‑one basis;

(2)
the listing of the Existing Shares on the Equity Shares (Commercial Companies) Category of the Official List of the FCA and on the London Stock Exchange’s main market for listed securities will be cancelled;

(3)
New Shares of NewCo will: (1) have their primary listing on the New York Stock Exchange; and (2) be admitted to the ESICC Category of the Official List and to trading on the London Stock Exchange’s main market for listed securities; and

(4)	the Company will be re-registered as a private company limited by shares.

If the Scheme is not approved by Shareholders, then the Company will remain the ultimate parent company of the Group and will retain its existing listings.

The purpose of this document is to explain the Proposals and why the Board considers the Scheme to be in the best interests of the Company and its shareholders as a whole. The Board is unanimously recommending that you vote in favour of the Proposals. A summary of the recommended action to be taken is set out in paragraph 6 of this Part I.

2.	Background to and reasons for the Proposals

Today, the Group is substantially a US business, reporting in US dollars, with all the Group’s operating profit derived from the US, which is also the sole growth market for the business. The Group’s executive management team and operational headquarters are based in the United States and all of the Group’s employees reside, and all its assets are located, in the US. In addition, as at the Latest Practicable Date, over 65 per cent. of the Company’s shareholders were located in the US.

The Board has been evaluating the optimal primary listing location for the Group in the context of the Group’s strategy for the benefit of all of its stakeholders. Previously, in December 2023, the Company undertook an additional listing of the Shares on the New York Stock Exchange. The Board has concluded that the US market is the natural long term primary listing venue for the Group and that moving to a US primary listing (while retaining a secondary UK listing) is in the best interests of the business and its stakeholders.

In arriving at this conclusion, the Board considered several factors and potential benefits, including:

•	alignment of the primary listing location with the Group’s business activity, leadership team and employee base;

•	expected increased overall liquidity in the Group’s shares given access to deeper US capital markets;

•	increased exposure to US investors through a primary US listing, including additional access to passive investment pools of capital;

•	expanded Group profile and access to high quality equity investors;

•	simplified share ownership for the wider employee base of the Group and expanded access to the recruitment and retention of top US talent;

•	optimised positioning of the Group for inclusion in premier US equity indices; and

•	retention of a secondary listing on the LSE to facilitate trading liquidity for non-US shareholder base.

Inserting a new US parent company – to be named Diversified Energy Company – above the existing Company will allow the Group to more easily achieve the benefits of the Group’s primary US listing.

3.	Impact of the Proposals

3.1	Business and operations

NewCo will have the same business and operations after implementation of the Scheme as the Company has now. The Proposals will not result in any changes in the day‑to‑day operations of the business of the Group or its strategy.

3.2	Indexation

The New Shares will continue to be included in the Russell 2000 Index in the US and, in due course, may be eligible to be considered for inclusion in the S&P 500 index along with additional US index fund products, which may meaningfully enhance trading liquidity and ownership exposure. However, the Proposals are expected to result in the NewCo being ineligible for inclusion in UK stock indices, including the FTSE related indices, which could have a short‑term adverse impact on the trading price, trading volumes and liquidity of the New Shares.

3.3	Corporate governance and the Board

(a)	Corporate governance and law

NewCo will retain the Group’s strong commitment to high standards of governance and corporate responsibility.

In connection with the Proposals, the Group expects to adjust its corporate governance arrangements so as to align with those followed by US domestic issuers. This will involve a transition from compliance with the UK Corporate Governance Code such that, from the Scheme Effective Time, NewCo will implement changes designed to comply with applicable U.S. rules and regulations regarding corporate governance standards, including rules in respect of director independence, standards for audit, nomination and compensation (remuneration) board committees, and shareholder approval requirements. NewCo will be subject to the US Exchange Act as applicable to a US domestic issuer, which requires filing with the SEC an annual report on Form 10‑K, quarterly reports on Form 10‑Q and current reports on Form 8‑K, among other things, to the disclosure and procedural requirements of Regulation 14A under the Exchange Act with respect to proxy solicitations, and to the Sarbanes‑Oxley Act, which requires preparation of a management report on internal controls each year and an auditor attestation of management’s internal control report. The Company’s quarterly and annual financial statements must be prepared in accordance with US GAAP. Such corporate governance rules and reporting rules, among others, are imposed by the SEC, the New York Stock Exchange or Delaware law. As the New Shares will be admitted to the ESICC Category of the Official List and to trading on the London Stock Exchange’s main market for listed securities, certain elements of the UK Listing Rules and Disclosure Guidance and Transparency Rules will also continue to apply to NewCo.

Certain elements of the UK Listing Rules which currently apply to the Company (as a company listed on the Equity Shares (Commercial Companies) Category on the Official List) will not apply to NewCo. This will mean that NewCo will not be required to comply with the following provisions of the UK Listing Rules: (i) Chapter 4, regarding maintaining a sponsor to guide companies in understanding their obligations under the UK Listing Rules in connection with certain matters; (ii) Chapter 6, regarding certain additional continuing obligations which are only applicable to companies listed on the Equity Shares (Commercial Companies) Category; (iii) Chapter 7, regarding significant transactions and reverse takeovers; (iv) Chapter 8, regarding related party transactions; (v) Chapter 9, regarding further issuances of equity securities and dealings in a company’s own securities and treasury shares (including offering pre‑emption rights and the ability to issue shares at a discount in excess of 10 per cent. of market value); and (vi) Chapter 10, regarding requirements relating to the form and content of circulars to be sent to shareholders. Instead, NewCo will be required to comply with Chapter 14, regarding continuing obligations that apply to companies listed on the ESICC Category.

The governing company law that will apply to NewCo will be the Delaware General Corporation Law (the “DGCL”). Part V contains a summary of important similarities and differences in the corporate governance and shareholder rights associated with each of the Company and NewCo according to applicable law, exchange requirements or the respective organizational documents.

(b)	The UK City Code on Takeovers and Mergers

As a company incorporated in the United Kingdom with shares admitted to the Equity Shares (Commercial Companies) Category on the Official List and to trading on the London Stock Exchange’s main market for listed securities, the UK City Code on Takeovers and Mergers currently applies to any takeover offer for the Company. However, with effect from the Scheme Effective Time, the Code will not apply to any takeover offer for NewCo due to its incorporation in the state of Delaware, meaning that the Shareholders will, from the Scheme Effective Time, no longer be afforded the specific protections provided by the Code.

Your attention is drawn to paragraph 6 of Part II of this document for further information about the protections afforded by the Code which will cease to apply following the Scheme.

(c)	The NewCo Board

NewCo will have the same Board and management as the Company currently has and will have immediately prior to the Scheme Effective Time. Accordingly, each Director of the Company at the Scheme Record Time will become a director of NewCo.

Following the Scheme Effective Time, the Group may evaluate the structure of its compensation program for Directors and senior management, if appropriate.

Further details on the specific effects of the Proposals on the Directors are set out in Part III of this document.

(d)	Listing arrangements and eligibility

The Existing Shares are currently listed on the Equity Shares (Commercial Companies) Category of the Official List of the FCA and the London Stock Exchange’s main market for listed securities, as well as the New York Stock Exchange, under the symbol DEC. On completion of the Scheme, the New Shares will be listed on the New York Stock Exchange (which will be its primary listing) and on the ESICC category of the Official List of the FCA and the London Stock Exchange’s main market for listed securities (which will be its secondary listing). The ticker symbol on both exchanges will continue to be “DEC”.

In respect of its secondary listing, NewCo will apply for admission to the ESICC category of the Official List of the FCA. The Board expects that NewCo will continue to satisfy the eligibility requirements of the UK Listing Rules that apply to all securities. As at the Listing Effective Date, the Board also expects that NewCo will meet all applicable eligibility requirements for the ESICC Category, namely: (i) being a Delaware incorporated company; (ii) having over 10 per cent. of its shares in public hands; (iii) having its place of central management and control in the United States with the executive management team and operational headquarters based in the United States; and (iv) having its “qualifying home listing” on the New York Stock Exchange, which is subject to oversight by the SEC. NewCo will initially have one class of shares in issue and such New Shares will be capable of being and will be traded on the New York Stock Exchange as well as the London Stock Exchange. NewCo will be subject to an eligibility review by the FCA in connection with its application for admission to the ESICC Category.

3.4	Share buybacks and dividends

The Company intends to continue with its existing share buyback programme which was announced on 20 March 2025, as updated on 11 August 2025.

The Board expects to continue to make ordinary dividend payments in accordance with the Group’s established capital allocation policies. On 11 August 2025, the Company announced that the Board has declared an interim dividend of 29 cents per Existing Share for the three month period ended 30 June 2025. The record date for the dividend is 1 December 2025, payable on 31 December 2025. It is expected that this dividend will be paid by NewCo to the holders of the New Shares as at 1 December 2025 on 31 December 2025.

After the Scheme Effective Date, dividends will continue to be paid quarterly by NewCo, subject to approval by the NewCo Board, in line with the Company’s current practice.

Tax certifications provided by Shareholders and holders of Existing Depositary Interests in relation to the Company will be considered a valid tax certification to NewCo. Please see Part III of this document for further information in relation to the UK and US taxation of dividends (including withholding tax) following implementation of the Scheme.

3.5	Diversified Gas & Oil PLC 2017 Employee Incentive Plan and Diversified Energy Company 2025 Equity Incentive Plan

Following the Scheme, the outstanding awards under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan are expected to be assumed by NewCo. Details of the effect of the Scheme on holders of existing awards granted under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan as a result of the Scheme are set out in paragraph 11 of Part II of this document.

In respect of future awards, the Directors expect to adopt the Diversified Energy Company 2025 Equity Incentive Plan conditional on the Scheme becoming effective. A summary of the terms of the Diversified Energy Company 2025 Equity Incentive Plan is as set out in paragraph 11.2 of Part II of this document.

3.6	Senior secured notes

In April 2025, Diversified Gas & Oil Corporation, a subsidiary of the Company, issued $300 million senior secured notes and will pay a fixed coupon of 9.75 per cent. per annum, payable semi-annually in arrears (the “Nordic Bonds”). The Nordic Bonds mature in April 2029 and bear interest at a fixed rate of 9.75 per cent. per annum, payable semi-annually in arrears.

The Nordic Bonds are guaranteed by the Company pursuant to a Norwegian law guarantee and related security. The terms of the Nordic Bonds permit the substitution of the Company as the guarantor in connection with the Scheme. On the Scheme becoming effective, NewCo will assume all of the rights and obligations of the Company as the guarantor of the Nordic Bonds in accordance with the terms of the Nordic Bonds.

3.7	Reduction of Capital

Under the Scheme, all of the Existing Shares will be cancelled by way of a reduction of share capital. The reserve arising from the Scheme Shares Cancellation will be used in paying up the same number of New DEC Shares to be issued to NewCo so as to ensure that NewCo is the sole shareholder of all outstanding shares of the Company.

In addition, in order to achieve the new corporate structure of the Group, such that the Company’s direct subsidiary, Diversified Gas & Oil Corporation (“DGOC”), becomes a direct subsidiary of NewCo, it is proposed that: (i) the Company’s share premium account be cancelled; and (ii) the Company’s merger reserves be capitalised, in order to create sufficient distributable reserves for the Company to be able to distribute the shares the Company holds in DGOC to NewCo following the Scheme Effective Time.  Further details on these proposed capital reductions is set out in paragraph 2 of Part II of this document.

4.	Directors Interests

4.1	As at the Latest Practicable Date, the Directors have the following beneficial interests in the Existing Shares of the Company.

Director	Existing Shares immediately held at the Latest Practicable Date (1)	Percentage of issued Existing Share capital at the Latest Practicable Date(1)
Chair and Executive Director
David Edward Johnson	25,000	0.03%
Robert Rusty Russell Hutson, Jr.	1,276,141	1.66%

Non-Executive Directors
Martin Keith Thomas	114,550	0.15%
David Jackson Turner, Jr.	48,087	0.06%
Kathryn Z. Klaber	3,769	0.01%

Note:

(1)
Details of the options and awards over Existing Shares under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan held by the Directors and Senior Managers are set out in paragraph 4.2 below. The options and awards are not included in the interests of the Directors shown in the table above.

4.2
As at the Latest Practicable Date, the following options and awards have been granted by the Company to Robert Russell “Rusty” Hutson, Jr., the Executive Director of the Company and remain outstanding:

Existing Shares subject to the option/award	Exercise period	Exercise price per share (£)

98,045(1)	In one tranche no later than 31 March 2026
227,151(1)	In one tranche no later than 31 March 2027
60,898(2)	In one tranche no later than 31 March 2028
197,920(1)	In one tranche no later than 31 March 2028
64,333	Expire on 4/14/2028	£16.80
6,600	Expire on 5/9/2029	£24.00
26,850(1)	In one tranche no later than 31 March 2028

Notes:

(1)	Performance share awards issued by the Company
(2)	Restricted stock units issued by the Company

4.3
Save as disclosed in paragraphs 4.1 and 4.2 above, no Director has any interest in the share capital or loan capital of the Company or any of its subsidiaries nor does any person closely associated (within the meaning of section 252 of the Companies Act 2006) with the Directors have any such interests, whether beneficial or non-beneficial.

5.	Taxation

Your attention is drawn to Part III of this document for further information about certain UK and US taxation consequences of the Scheme.

The summary information on taxation in this document is intended as a guide only and holders of Existing Shares are strongly advised to consult with their independent professional adviser regarding the tax implications of the Scheme, in particular those who are in any doubt about their tax position, or who are resident for tax purposes in countries other than the UK or the US.

6.	Action to be taken

The Scheme is conditional upon a number of matters, which are set out in full in the explanatory statement contained in Part II of this document, including approval of the Scheme by the Shareholders at the Court Meeting and of the Resolutions at the General Meeting. The new listing structure will only become effective if the Scheme becomes effective. Full particulars of the Court Meeting and the General Meeting are also contained in Part IX and Part X of this document respectively, including the action to be taken by the Shareholders.

It is important that as many votes as possible are cast at the Court Meeting. Shareholders are therefore urged to attend the Court Meeting in person or by proxy. Separate Forms of Proxy for use at the Court Meeting (BLUE) and the General Meeting (WHITE) are enclosed. Whether or not you intend to attend in person at the meeting in question, you are encouraged to complete, sign and return the appropriate Forms of Proxy, as explained in paragraph 18 of the explanatory statement contained in Part II of this document.

If you have any practical questions about this document, the Court Meeting, the General Meeting or the Proposals or are in any doubt as to how to complete the Forms of Proxy, please call the shareholder helpline (for holders of Existing Shares) on +1 866 644 4127 or +1 (781) 575 2906 Monday to Friday, 8.30 a.m. to 5.30 p.m. (US eastern time) or (for holders of Existing Depositary Interests) on +44 (0) 370 702 0151. Other telephone provider costs may apply. Please note that calls may be monitored or recorded and the helpline cannot provide legal, financial or tax advice or advice on the merits of the Proposals.

7.	Overseas Shareholders

If you are a citizen, resident or national of a jurisdiction outside of the United Kingdom or the United States, your attention is drawn to paragraph 12 of Part II of this document for further details concerning the Scheme.

8.	Recommendation

In the Board’s opinion, the Proposals are in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board unanimously recommends to the Shareholders to vote in favour of the Scheme at the Court Meeting and to vote in favour of all of the Resolutions proposed at the General Meeting.

The Directors intend to vote in respect of their own beneficial holdings of the Existing Shares, comprising 1.91 per cent. of the issued share capital of the Company, in favour of the Scheme at the Court Meeting and in favour of all Resolutions proposed at the General Meeting.

The Board strongly encourages you to complete, sign and return the enclosed Forms of Proxy as soon as possible, and, in any event, by no later than 1 p.m. (London time) / 8 a.m. (New York time) on 6 November 2025 in case of the BLUE Form of Proxy and 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 6 November 2025 in the case of the WHITE Form of Proxy.

Yours faithfully

David Johnson

Chair
Diversified Energy Company PLC

Part II

EXPLANATORY STATEMENT

(in compliance with Section 897 of the Companies Act 2006)

17 October 2025

To the holders of Existing Shares, and, for information only, to the holders of awards granted under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan.

Dear Shareholder,

RECOMMENDED PROPOSALS IN RESPECT OF THE INTRODUCTION OF A NEW HOLDING COMPANY, A PRIMARY US LISTING AND RELATED MATTERS

1.	Introduction

On 30 September 2025, the Board announced that, having evaluated the optimal listing location for the Group in connection with the execution of the Group’s strategy, it had concluded that a US primary listing (and retaining a secondary listing in London) was in the best interests of the business and its stakeholders.

The Company intends to proceed with the Proposals, including the insertion of a new US company, Diversified Energy Company, as the ultimate parent company of the Group. It is intended that this new corporate structure will be implemented by means of a UK Court sanctioned Scheme of Arrangement. Your attention is drawn to the letter from the Chair set out in Part I of this document. That letter contains, inter alia, the unanimous recommendation by the Directors to the Shareholders to vote in favour of the Scheme at the Court Meeting and to vote in favour of all of the Resolutions proposed at the General Meeting.

That letter also states that the Directors consider the Proposals and their terms to be in the best interests of the Company and the Shareholders as a whole.

A description of the action to be taken by the Shareholders in relation to the Court Meeting and the General Meeting is set out in paragraph 18 of this Part II. The full text of the Scheme is set out in Part VII of this document. The full text of each of the Resolutions to be proposed at the General Meeting is set out in Part IX and Part X respectively of this document.

It is currently anticipated that, subject to the necessary approvals (including from the FCA and the London Stock Exchange), the Scheme will become effective, and trading in the New Shares will commence on the New York Stock Exchange and the ESICC Category of the Official List of the FCA and the London Stock Exchange’s main market for listed securities on or around 24 November 2025.

2.	Summary of the Scheme

The Scheme

The principal steps involved in the Scheme are as follows:

(a)	Reduction of Capital

Under the Scheme, all the Scheme Shares will be cancelled at the Scheme Effective Time (which is currently anticipated to be at approximately 10.00 p.m. on the Scheme Effective Date) (the “Scheme Shares Cancellation”).

In consideration of the cancellation of the Scheme Shares, the Scheme Shareholders will receive, in respect of any Scheme Shares held as at the Scheme Record Time:

one New Share, or depositary interest representing a New Share, for each Scheme Share, or depositary interest representing a Scheme Share, held at the Scheme Record Time.

A summary of the similarities and differences in the corporate governance and shareholder rights associated with each of the Company and NewCo according to applicable law, exchange requirements or the respective organizational documents is set out in Part V of this document.

In addition, it is also proposed that:

•	the amounts standing to the credit of the Company’s share premium account be cancelled (the “Share Premium Cancellation”); and

•
the amounts standing to the credit of the Company’s merger reserve be capitalised by issuing B Ordinary Shares in the capital of the Company and thereafter to cancel such B Ordinary Shares (the “Merger Reserves Reduction”, and together with the Scheme Shares Cancellation and the Share Premium Cancellation, the “Reduction of Capital”).

(b)	Establishing NewCo as the new holding company of the Group

Following the cancellation of the Scheme Shares, the credit arising in the books of the Company as a result of the cancellation will be applied in paying up in full New DEC Shares such that the aggregate nominal value of those shares equals the aggregate nominal value of the Scheme Shares cancelled. The New DEC Shares will be issued to NewCo which will, as a result, become the holding company of the Company and the Group. In turn, NewCo will issue New Shares to the holders of Existing Shares at the Scheme Record Time. Immediately following implementation of the Scheme, the holders of Existing Shares will hold New Shares in the same number and the same proportions in which they held Existing Shares at the Scheme Record Time.

In connection with the allotment of the New DEC Shares proposed to be issued to NewCo, it is also proposed that NewCo will be issued with one new ordinary share of £0.20 in the capital of the Company (the “NewCo Ordinary Share”) after the Court Meeting and prior to the date of the Court hearing to sanction the Scheme. Following this, the amount standing to the credit of a company’s reserves as a result of the cancellation of the Scheme Shares and applied in paying up the New DEC Shares will not count as consideration for allotment and accordingly, section 593(1) of the Companies Act will not apply.

(c)	Amendments to the Company’s Articles of Association

It is proposed that the Company’s Articles be amended in such a way as to ensure that any Existing Shares which are issued after the date of this document but before the Scheme Record Time are allotted subject to the terms of the Scheme and the holders of such shares will be bound by the Scheme accordingly.

This will avoid any person other than NewCo being left with Existing Shares after dealings in such shares have ceased on the London Stock Exchange and will further ensure that the Company will remain a wholly‑owned subsidiary of NewCo despite any issues of Existing Shares.

(d)	Re-registration of the Company as private company

Following the cancellation of the Scheme Shares, the nominal value of the Company’s allotted share capital will fall below the authorised minimum of £50,000, as required under section 763 of the Companies Act 2006. In these circumstances, section 651 of the Companies Act 2006 provides that the Court may authorise the Company to be re-registered as a private company without the Company having passed a special resolution as would ordinarily be required by section 97 of the Companies Act 2006.

It is therefore proposed that the Company is re-registered as a private company limited by shares following the Scheme Effective Date by utilising the expedited procedure under section 651 of the Companies Act 2006 as the Company is no longer required to be a public company for its business activities.  With effect from and subject to the re-registration, it is proposed that the Company will change its name to “Diversified Energy Company Limited” and will adopt the Post-Scheme Articles of Association, which are customary for a private limited company and will reflect, among other things, the modified corporate structure wherein the Company will be a wholly owned subsidiary of NewCo.

3.	Conditions to implementation of the Scheme

The implementation of the Scheme is conditional upon:

(a)
the approval of the Scheme by a majority in number, representing not less than 75 per cent. in value of the Scheme Shareholders present and voting, either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);

(b)	the passing of the Resolutions set out in the notice of the General Meeting to approve various matters in connection with the Scheme at the General Meeting (or any adjournment of such meeting);

(c)	the sanction of the Scheme by the Court at the Court Hearing and the confirmation by the Court of the Scheme Shares Cancellation; and

(d)	a copy of the Court Order having been delivered to the Registrar of Companies for registration.

Resolutions are proposed in order to approve:

(i)	the authorisations to implement the Scheme;

(ii)	the Reduction of Capital, including the Share Premium Cancellation, the Merger Reserves Reduction and the Scheme Shares Cancellation;

(iii)	the issue and allotment of the New DEC Shares by the Company;

(iv)	required amendments to the Company’s Articles to ensure that the holders of any Existing Shares allotted before the Scheme Record Time are bound by the Scheme;

(v)
the cancellation of listing of the Existing Shares from the Equity Shares (Commercial Companies) Category of the Official List maintained by the FCA and the London Stock Exchange’s main market for listed securities and admission of the New Shares to listing on the ESICC category of the Official List maintained by the FCA and to trading on the London Stock Exchange’s main market for listed securities;

(vi)	the re‑registration of the Company as a private company limited by shares pursuant to section 651 of the Companies Act 2006;

(vii)	the 2025 Plan proposed to be adopted by NewCo; and

(viii)	conditional upon and subject to the re‑registration of the Company as a private company limited by shares, the adoption of the Post‑Scheme Articles of Association.

The Court Hearing is currently anticipated to be held on or around 21 November 2025 at 7 Rolls Building, Fetter Lane, City of London, London, EC4A 1NL. Shareholders who wish to support or oppose the Scheme are entitled to appear in person or by proxy at the Court Hearing.

In addition, the Directors will not take the necessary steps to enable the Scheme to become effective unless, at the relevant time, the following conditions have been satisfied:

(a)	the formal processes having been put in place for the cancellation of the listings of the Existing Shares;

(b)	the New York Stock Exchange having agreed to admit the New Shares for listing and its agreement not having been withdrawn prior to the Scheme Effective Time; and

(c)
the FCA having agreed to admit the New Shares to the ESICC Category of the Official List and the London Stock Exchange having agreed to admit the New Shares to trading on the London Stock Exchange’s main market for listed securities, and their agreement not having been withdrawn prior to the Scheme Effective Time.

Assuming the Scheme is sanctioned by the Court and the other conditions to the Scheme are satisfied or waived as expected, it is currently anticipated that the Scheme will become effective on or around 21 November 2025, and dealings in the New Shares will commence on or around 24 November 2025.

If the Scheme has not become effective by 31 December 2026 (or such later date as the Company and NewCo may agree and the Court may allow), it will lapse, in which event the Scheme will not proceed, the Shareholders will remain shareholders of the Company, NewCo will withdraw its listing application from the New York Stock Exchange and the Existing Shares will continue to be listed on the Equity Shares (Commercial Companies) Category of the Official List and admitted to trading on the London Stock Exchange’s main market for listed securities and the New York Stock Exchange.

The Scheme contains a provision for the Company and NewCo jointly to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme, or to any condition that the Court may think fit to approve or impose. The Company has been advised by its legal advisers that the Court would be unlikely to approve or impose any modification of, or addition or condition to, the Scheme which might be material to the interests of the Shareholders unless the Shareholders were informed of any such modification, addition or condition. It will be a matter for the Court to decide, in its discretion, whether or not further meetings of the Shareholders should be held. If the Court does approve or impose a modification of, or addition or condition to, the Scheme which, in the opinion of the Directors, is such as to require the further consent of the Shareholders, the Directors will not take the necessary steps to enable the Scheme to become effective unless and until such consent is obtained.

The full text of the Scheme and of the Resolutions to be proposed at the Court Meeting and the General Meeting are set out in Part IX and Part X, respectively of this document.

4.	Effect of the Scheme

The effect of implementation of the Scheme will be as follows:

(a)	instead of having its ordinary share capital owned by the current Shareholders, the Company will become a wholly‑owned subsidiary of NewCo with effect from the Scheme Effective Time;

(b)	instead of owning Existing Shares, each current Shareholder will own the same number of New Shares (and holders of Existing Depositary Interests will own the same number of NewCo DIs); and

(c)
Diversified Energy Company, a Delaware corporation, will be the holding company of the Group with a primary listing on the New York Stock Exchange and a secondary listing on the London Stock Exchange. Immediately following the Scheme Effective Time, NewCo will own all of the ordinary share capital of the Company (and indirectly the whole of the Group).

5.	Reduction of Capital

Under the Scheme, all of the Existing Shares will be cancelled by way of a reduction of share capital. The reserve arising from the Scheme Shares Cancellation will be used in paying up the same number of New DEC Shares to be issued to NewCo so as to ensure that NewCo is the sole shareholder of all outstanding shares of the Company.

In addition, under the Companies Act, a company may, with the sanction of a special resolution passed by its shareholders and confirmation of the Court, reduce or cancel its share capital, share premium account and other reserves. It may then apply the sums resulting from such reduction to its distributable reserves. These sums may then be treated as distributable for the purposes of making future returns to Shareholders.

In order to achieve the proposed balance sheet re-organisation to be able to distribute the shares the Company holds in Diversified Gas & Oil Corporation, the direct subsidiary of the Company, to NewCo such that NewCo holds shares in Diversified Gas & Oil Corporation directly as the parent company of the Group, the Company is proposing to undertake the Share Premium Cancellation and the Merger Reserves Reduction.

As at 30 June 2025, the Company had £1,065,501,000 standing to the credit of its share premium account and £191,019,000 of merger reserves.

Share Premium Cancellation

Share premium forms part of the capital of the Company which arises on the issue by the Company of Existing Shares at a premium to their nominal value. The premium element is credited to its share premium account. Under the Companies Act, the Company is generally prohibited from making distributions in the absence of positive distributable reserves, and the share premium account, being a non-distributable reserve, can be applied by the Company only for limited purposes.

However, provided the Company obtains the approval of the Shareholders by way of a special resolution and the subsequent requisite confirmation by the Court, it may reduce all or part of its share premium account and the amount by which the share premium account would be reduced would be credited to the Company’s retained earnings reserve, which is a distributable reserve.

The Board is recommending that the entire amount standing to the credit of the share premium account of the Company as at 5:00 p.m. immediately preceding the day on which the Court makes an order confirming the Share Premium Cancellation be cancelled. In order to effect the Share Premium Cancellation, the Company first requires the authority of its Shareholders by the passing of a special resolution at the General Meeting.

The Share Premium Cancellation will take effect when the order of the Court confirming it and a statement of capital approved by the Court have been registered with the Registrar of Companies. The effective date of the Share Premium Cancellation is expected to be the Scheme Effective Date, following the hearing at which the Reduction of Capital is to be confirmed by the Court.

Merger Reserves Reduction

In certain circumstances, such as where certain Existing Shares are issued in consideration for the acquisition of shares in another company, instead of creating share premium, an amount is credited to a merger reserve. As at 30 June 2025, the Company had £191,019,000 standing to the credit of its merger reserve which arose from the allotment and issue of certain Existing Shares to the unitholders of Maverick Natural Resources, LLC (“Maverick”) in consideration for the acquisition by the Group of Maverick in March 2025.

As in the case of a share premium account, a merger reserve can only be used in very limited circumstances. However, unlike the Company’s share premium account, its merger reserve is a non-statutory reserve and the Court does not have the power to reduce non-statutory reserves.

Therefore, it is proposed to capitalise the entire sum standing to the credit of the Company's merger reserve, being £191,019,000, by applying that sum in paying up in full new B ordinary shares in the capital of the Company (with the nominal value of such shares being equal to the sum that is obtained by dividing the number of such shares to be issued into £191,019,000) (the “B Ordinary Shares”) and, as at a record time and date to be determined by the Board (or a duly appointed committee thereof), allotting and issuing such shares, credited as fully paid, to such members of the Company as the directors of the Company shall in their absolute discretion determine (the “B Ordinary Share Issue”).

The B Ordinary Shares will not be admitted to trading on the London Stock Exchange and/or the New York Stock Exchange, or on any other market or stock exchange. It is a condition of issue of the B Ordinary Shares that no share certificates will be issued in respect of them. The B Ordinary Shares will have extremely limited rights. In particular, the B Ordinary Shares will carry no rights to participate in the profits of the Company and no rights to participate in the Company's assets, save on a winding up. The B Ordinary Shares will be transferable, but no market will exist in them. It is anticipated that the B Ordinary Shares will be allotted and issued on the day prior the date of Court hearing to confirm the Merger Reserves Reduction, and pursuant to the court order confirming the Merger Reserves Reduction, the B Ordinary Shares will be cancelled.

Other matters concerning the Reduction of Capital

In addition to approval by Shareholders, the proposed Reduction of Capital requires the confirmation of the Court. Accordingly, following approval by Shareholders, the Company will apply to the Court, for confirmation of the Reduction of Capital.

In order to approve the Reduction of Capital, the Court will need to be satisfied that the interests of the Company's creditors (including contingent creditors) will not be prejudiced by the Reduction of Capital. A creditor may be entitled to object to the Reduction of Capital if they can prove they would be entitled to claim in a winding up and there is, as a result of the Reduction of Capital proceeding, a real likelihood that the creditor may not have its debts paid by the Company. The Company and the Directors will take such steps to satisfy the Court in this regard as they consider appropriate. Such steps may include demonstrating to the Court that the Company's current and anticipated financial position is such that there is no real likelihood of creditors not having their debts paid by the Company, seeking the consent of the relevant Company creditors to the proposed Reduction of Capital, or the provision by the Company of an undertaking to the Court that an amount released by the Reduction of Capital will remain undistributable for a defined period of time.

The Board has undertaken a detailed review of the Company’s liabilities (including contingent liabilities) and considers as at the date of this document that the Company will be able to satisfy the Court that, as at the Scheme Effective Date, the Company’s creditors will not be prejudiced and/or will be sufficiently protected. The Board reserves the right to abandon or to discontinue (in whole or in part) the petition to the Court in the event that the Board considers that the terms on which the proposed Reduction of Capital would be (or would be likely to be) confirmed by the Court would not be in the best interests of the Company and/or the Shareholders as a whole.

6.	The UK Takeover Code

The Code applies to all offers for companies which have their registered office in the United Kingdom, the Channel Islands or the Isle of Man if any of their equity share capital or other transferable securities carrying voting rights are admitted to trading on a UK regulated market, on a UK multilateral trading facility or on any stock exchange in the Channel Islands or the Isle of Man.

As the Company is a company incorporated in the United Kingdom with shares admitted to the Equity Shares (Commercial Companies) Category and to trading on the London Stock Exchange’s main market for listed securities, the Code currently applies to any takeover offer for the Company. However, with effect from completion of the Scheme, the Code will not apply to any takeover offer for NewCo due to its incorporation in Delaware, USA, meaning that the Shareholders will, from the Scheme Effective Time, no longer be afforded the specific protections provided by the Code. This includes the requirement for a mandatory cash offer to be made if either:

i.
a person acquires an interest in shares which, when taken together with the shares in which persons acting in concert with it are interested, increases the percentage of shares carrying voting rights in which it is interested to 30 per cent. or more; or

ii.
a person, together with persons acting in concert with it, is interested in shares which in the aggregate carry not less than 30 per cent. of the voting rights of a company but does not hold shares carrying more than 50 per cent. of such voting rights and such person, or any person acting in concert with it, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which it is interested.

Brief details of the Panel and of the protections afforded by the Code (which will cease to apply following the Scheme) are described below. Before giving your consent to the Scheme, you may want to take independent professional advice from an appropriate independent financial adviser.

(a)	The Code

The Code is issued and administered by the Panel. The Code currently applies to the Company and, accordingly, its shareholders are entitled to the protections afforded by the Code. The Code and the Panel operate principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover, and that shareholders of the same class are afforded equivalent treatment by an offeror. The Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

(b)	The General Principles and Rules of the Code

The Code is based upon a number of general principles (the “General Principles”) which are essentially statements of standards of commercial behaviour. The General Principles apply to takeovers and all other matters with which the Code is concerned. They are applied by the Panel in accordance with their spirit to achieve their underlying purpose.

In addition to the General Principles, the Code contains a series of Rules. Some of the Rules provide more detail on how the General Principles will be applied by the Panel and others govern specific aspects of takeover procedure. Like the General Principles, the Rules are to be interpreted to achieve their underlying purpose. Therefore, their spirit must be observed as well as their letter. The Panel may derogate or grant a waiver to a person from the application of a Rule in certain circumstances.

(c)	Giving up the protection of the Code

The following is a summary of key provisions of the Code which apply to transactions to which the Code applies. You are encouraged to read this information carefully as it outlines certain important protections which you will be giving up if you agree to the Scheme.

Where similar or equivalent rules or practices to those being given up will apply to NewCo by virtue of Delaware law and/or SEC rules, this has also been noted in the following summary.

(d)	Equality of treatment

General Principle 1 of the Code states that all holders of the securities of an offeree company of the same class must be afforded equivalent treatment. Furthermore, Rule 16.1 of the Code requires that, except with the consent of the Panel, special arrangements may not be made with certain shareholders if there are favourable conditions attached which are not being extended to all shareholders.

For US public companies incorporated in Delaware, under the DGCL, disparate treatment of shareholders in a takeover is typically subject to enhanced scrutiny by the Delaware courts.

(e)	Information to Shareholders

General Principle 2 of the Code requires that the holders of the securities of an offeree company must have sufficient time and information to enable them to reach a properly informed decision on the takeover bid. Consequently, a document setting out full details of an offer must be sent to the offeree company’s shareholders.

For US public companies, the type of takeover transaction and the applicable requirements under US securities laws and the laws of the state of incorporation will determine the form and content of information received by shareholders. In a “one‑step” statutory merger where shareholder approval of the transaction is required to be obtained through a vote, the shareholders of the US public company will typically be provided with a proxy statement, which will include the disclosures required by SEC rules and may be subject to SEC review.

For US public companies incorporated in Delaware, pursuant to the DGCL, the notice of meeting, which must include a copy of the merger agreement (or a summary thereof) and a copy of any applicable appraisal rights statute, must be provided to shareholders at least 20 days prior to the date of the shareholder meeting relating to the approval of the relevant transaction.

For tender and exchange offers, SEC rules require similarly detailed disclosures that may also be subject to SEC review. SEC rules also regulate various procedural matters, such as requiring an equity tender offer to be held open for at least 20 business days from commencement and for at least 10 business days after a material change to the offer price, the amount of securities sought or other significant changes (and at least five business days for other material changes).

In addition to disclosure requirements mandated by the SEC, under the DGCL, directors have a fiduciary duty of disclosure that generally requires directors to take reasonable steps to ensure that the company provides information that is materially complete and does not omit or misstate material facts in its disclosures to shareholders. In the context of soliciting shareholder votes with respect to mergers, directors must provide all information a reasonable shareholder would consider important in determining how to vote, which generally requires disclosure of all information in the company’s possession that is material to the matter at hand.

(f)	The opinion of the offeree board and independent advice

The board of the offeree company is required by Rule 3.1 of the Code to obtain competent independent advice as to whether the financial terms of an offer are fair and reasonable and the substance of such advice must be made known to shareholders. Rule 25.2 of the Code requires the board of the offeree company to send to shareholders and persons with information rights its opinion on the offer and its reasons for forming that opinion. That opinion must include the board’s views on: (i) the effects of implementation of the offer on all the company’s interests, including, specifically, employment; and (ii) the offeror’s strategic plans for the offeree company and their likely repercussions on employment and the locations of the offeree company’s places of business.

The document sent to shareholders must also deal with other matters such as interests and recent dealings in the securities of the offeror and the offeree company by relevant parties and whether the directors of the offeree company intend to accept or reject the offer in respect of their own beneficial shareholdings.

Rule 20.1 of the Code states that, except in certain circumstances, information and opinions relating to an offer or a party to an offer must be made equally available to all offeree company shareholders and persons with information rights as nearly as possible at the same time and in the same manner.

The board of directors of a Delaware public company will typically obtain advice on the fairness of the financial terms of a proposed takeover transaction in conjunction with the board’s satisfaction of its fiduciary duties. If such advice is obtained and relied upon by the board in making its recommendation to shareholders with respect to such transaction, the board’s fiduciary duty of disclosure generally requires that a copy or a summary of that financial advice obtained be disclosed to shareholders. Additionally, SEC regulations require that any report, opinion or appraisal from an outside party that is materially related to a takeover transaction be described in accordance with specified SEC requirements in the proxy statement sent to shareholders in connection with the solicitation of votes for the takeover transaction.

(g)	Option holders (including participants in the Company’s equity based incentive plans)

Rule 15 of the Code provides that when an offer is made and the offeree company has convertible securities outstanding (including pursuant to equity based incentive plans), the offeror must make an appropriate offer or proposal to the holders of those securities to ensure their interests are safeguarded. Rule 15 of the Code also applies in relation to holders of options and other subscription rights.

For a Delaware‑incorporated company, the treatment of securities convertible into common stock, including equity compensation awards, is governed by the terms of the underlying contract (i.e., an equity compensation plan and award agreement) and the merger agreement. There is no requirement to solicit the votes of holders of equity awards in connection with a merger and they have no ability to vote on a transaction unless they become shareholders. In addition, only shareholders are typically permitted to tender their common stock in a tender offer and such offers are not open to holders of equity awards unless they become shareholders. Unlike shareholders, there are no fiduciary duties owed to holders of equity awards in a merger unless and until they become shareholders.

7.	US Securities Law Matters

The Scheme will be carried out with the intention that all New Shares issued pursuant to the Scheme will be issued by NewCo in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereunder and pursuant to exemptions from applicable state securities laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the US Securities Act, the Scheme will be carried out on the following basis:

(a)	the Court will be asked to approve the procedural and substantive fairness of the Scheme;

(b)
the Court will be advised of the intention of NewCo to rely upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof with respect to the issuance of the New Shares prior to the hearing required to approve the procedural and substantive fairness of the Scheme to the Scheme Shareholders to whom the New Shares will be issued;

(c)
the Court will be advised prior to the Court Hearing that its approval of the Scheme will be relied upon as a determination that the Court has satisfied itself as to the procedural and substantive fairness of the Scheme to all Scheme Shareholders who are entitled to receive New Shares pursuant to the Scheme;

(d)
the Company will ensure that each Scheme Shareholder entitled to receive the New Shares pursuant to the Scheme will be given adequate notice, in a timely manner, advising them of their right to attend the hearing of the Court to give approval of the Scheme and providing them with sufficient information necessary for them to exercise that right;

(e)
each Scheme Shareholder entitled to receive the New Shares will be advised that the New Shares issued pursuant to the Scheme have not been and will not be registered under the US Securities Act and will be issued by NewCo in reliance on the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof, and that certain restrictions on resale under US Securities Laws may be applicable with respect to such securities;

(f)
each Scheme Shareholder entitled to receive New Shares pursuant to the Scheme will have the right to appear before the Court at the hearing of the Court to give approval to the Scheme so long as they enter an appearance within a reasonable time;

(h)	the Court will hold a hearing approving the fairness of the Scheme before issuing the Court Order; and

(i)
the Court Order will expressly state that the Scheme serves as the basis of a claim to the exemption under Section 3(a)(10) of the US Securities Act from the registration requirements otherwise imposed by the US Securities Act regarding the issuance and exchange of securities pursuant to the Scheme and is approved by the Court as being substantively and procedurally fair to the Scheme Shareholders.

8.	Costs

NewCo will incur certain costs and expenses relating to the implementation of the Scheme, the new listing structure and certain internal re‑organisation transactions that are expected to be undertaken in connection with the implementation of the Scheme in order to optimise the Group’s operating structure. These costs and expenses may include tax liabilities for the Group calculated by reference to facts and circumstances that are currently uncertain. Nevertheless, they are not expected to be significant in the context of the anticipated benefits of the Scheme and the new listing structure.

9.	Taxation

Your attention is drawn to Part III of this document for further information about certain UK and US taxation consequences of the Scheme.

The summary information on taxation in this document is intended as a guide only and holders of Existing Shares are strongly advised to consult with their independent professional adviser regarding the tax implications of the Scheme, in particular those who are in any doubt about their tax position, or who are resident for tax purposes in countries other than the UK or the US.

10.	Directors’ and other interests

Upon its incorporation, Rusty Hutson, Jr. will be appointed as sole Director of NewCo. The Non‑Executive Directors of the Company (including the Chair) at the Scheme Effective Time will be appointed as non‑executive directors of NewCo such that the NewCo Board will replicate the Board of the Company immediately prior to the Scheme becoming effective. On and conditional upon the Scheme becoming effective, the Non‑Executive Directors’ appointments as directors of the Company will terminate.

Rusty Hutson, Jr. is expected to remain as Chief Executive Officer of the Group after the Scheme Effective Time. Although NewCo will not be subject to the same statutory UK remuneration policy framework that the Company is currently subject to, it is anticipated that the overall level of Rusty Hutson, Jr.’s remuneration immediately before and immediately after the Scheme Effective Time will not change solely as a result of the Scheme.

However, following the Scheme Effective Time, the Group may evaluate the structure of its compensation program for Directors and senior management, if appropriate.

Save as set out above, and in paragraph 11 of this Part II, the effect of the Scheme on the interests of the Directors does not differ from the effect on the like interests of other parties.

11.	Employee share schemes

11.1	Diversified Gas & Oil PLC 2017 Employee Incentive Plan

In connection with the Scheme, the outstanding awards under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan are expected to be assumed by NewCo. This means that any outstanding awards under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan that currently relate to Existing Shares will be automatically exchanged for awards relating to New Shares on a one for one basis. Other terms, including the vesting schedule and any vesting conditions, will remain the same. It may be necessary to make minor administrative changes to the terms of the awards. Further details of the impact of the Scheme on participants in the Diversified Gas & Oil PLC 2017 Employee Incentive Plan will be sent separately to the participants at a later date.

The Board and the Remuneration Committee will ensure that participants’ existing awards under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan will be assumed by NewCo when the Scheme becomes effective.

No further awards or options will be granted under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan after the Scheme becomes effective.

11.2	Diversified Energy Company 2025 Equity Incentive Plan

In order to continue to provide share‑based incentives to employees within the Group, NewCo will adopt the Diversified Energy Company 2025 Equity Incentive Plan (the “2025 Plan”), a US‑style omnibus equity incentive plan, conditional on the Scheme becoming effective.

The purpose of the 2025 Plan is to promote and closely align the interests of Group employees, officers, non-employee directors, and other service providers and the Shareholders by providing stock-based compensation and other performance-based compensation. The objectives of the 2025 Plan are to attract and retain the best available personnel for positions of substantial responsibility and to motivate participants to optimize the Group’s profitability and growth through incentives that are consistent with the Group’s goals and that link the personal interests of participants to those of our stockholders. The 2025 Plan allows for the grant of stock options, both incentive stock options and “non-qualified” stock options; stock appreciation rights (“SARs”), alone or in conjunction with other awards; restricted stock and restricted stock units (“RSUs”); incentive bonuses, which may be paid in cash, stock, or a combination thereof; and other stock-based awards. These are collectively referred to herein as “Awards.”

The following description of the 2025 Plan is not intended to be complete and is qualified in its entirety by reference to the complete text of the form of the 2025 Plan, a copy of which is attached hereto as Appendix A. Please read the form of the 2025 Plan in its entirety.

Administration

The 2025 Plan will be administered by the Compensation Committee of the NewCo Board or a committee thereof designated by the NewCo Board to administer the 2025 Plan, which is referred to herein as the “Administrator.” The Administrator will have broad authority, subject to the provisions of the 2025 Plan, to administer and interpret the 2025 Plan and Awards granted thereunder. All decisions and actions of the Administrator will be final.

Stock Subject to 2025 Plan

The maximum number of shares of common stock that may be issued under the 2025 Plan will not exceed 2,944,669 shares (the “Share Pool”), which reflects the number of shares presently available for issuance under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan as at the Latest Practicable Date. For historical context, this limit was calculated in accordance with UK best practice, which capped the maximum number of shares that can be awarded under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan at 10% of the Company’s issued share capital over any 10-year period, which was previously approved by the Shareholders at the annual general meeting on 9 April 2025. The Share Pool is subject to certain adjustments in the event of a change in our capitalisation. Shares of common stock issued under the 2025 Plan may be either authorized and unissued shares or previously issued shares acquired by us. On termination or expiration of an Award under the 2025 Plan or the Diversified Gas & Oil PLC 2017 Employee Incentive Plan, in whole or in part, the number of shares of common stock subject to such Award but not issued thereunder or that are otherwise forfeited back to the Company will again become available for grant under the 2025 Plan. Additionally, shares retained or withheld in payment of any exercise price, purchase price, or tax withholding obligation of an Award under the 2025 Plan or the Diversified Gas & Oil PLC 2017 Employee Incentive Plan will again become available for grant under the 2025 Plan.

Eligibility

Current or prospective employees, officers, non-employee Directors, and other service providers of the Group will be eligible to participate in the 2025 Plan.

The 2025 Plan contains an annual limit on cash and equity-based compensation that may be paid or granted, whether under the 2025 Plan or otherwise, to a non-employee Director of $750,000.

Types of Awards

•
Stock Options. Stock options granted under the 2025 Plan may be granted as incentive stock options or non-qualified stock options, in either case with a term not to exceed 10 years. Subject to the express provisions of the 2025 Plan, stock options generally may be exercised over such period, in installments or otherwise, as the Administrator may determine. The exercise price for any stock option granted may not generally be less than the fair market value of the common stock subject to that option on the grant date. The exercise price may be paid in cash or such other method as determined by the Administrator, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares issuable under an option, the delivery of previously owned shares, or withholding of shares deliverable upon exercise.

•
Stock Appreciation Rights. SARs may be granted alone or in conjunction with all or part of a stock option. Upon exercising a SAR, the participant is entitled to receive the amount by which the fair market value of the common stock at the time of exercise exceeds the exercise price of the SAR. This amount is payable in common stock, cash, restricted stock, or a combination thereof, at the Administrator’s discretion. The exercise price for any SARs may not generally be less than the fair market value of the common stock subject to the SAR on the grant date.

•
Restricted Stock and RSUs. Awards of restricted stock consist of shares of stock that are transferred to the participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. RSUs result in the transfer of shares of cash or stock to the participant only after specified conditions are satisfied. The Administrator will determine the restrictions and conditions applicable to each award of restricted stock or RSUs, which may include performance vesting conditions.

•
Incentive Bonuses. Each incentive bonus will confer upon the participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a specified performance period. The Administrator will establish the performance criteria and level of achievement versus these criteria that will determine the threshold, target, and maximum amount payable under an incentive bonus, which criteria may be based on financial performance and/or personal performance evaluations. Payment of the amount due under an incentive bonus may be made in cash or shares, as determined by the Administrator.

•	Other Stock-Based Awards. Other stock-based awards are Awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of stock.

Performance Criteria; Minimum Vesting

The Administrator may specify certain performance criteria which must be satisfied before Awards will be granted or will vest. The performance goals may vary from participant to participant, group to group, and period to period.

Other than with respect to up to 5 per cent. of the Share Pool (as adjusted in accordance with the 2025 Plan), Awards under the 2025 Plan are generally subject to a one-year minimum vesting requirement (or a one-year minimum performance period in the case of Awards subject to performance criteria); however, Awards granted to non-employee Directors may vest on the earlier of the first anniversary of the date of grant or the next annual meeting that is at least 50 weeks after the most recent annual meeting.

Prohibition on Repricing

Without stockholder approval, the 2025 Plan prohibits reducing the exercise price of an outstanding stock option or SAR, cancelling and regranting a stock option or SAR at a time when the exercise price exceeds the then-current fair market value, and taking any other action that would be treated as a repricing under generally accepted accounting principles.

Transferability

Awards generally may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a participant other than by will or the laws of descent and distribution, and each stock option or SAR may be exercisable only by the participant during his or her lifetime.

Clawback

Awards will be subject to recoupment in accordance with any clawback policy that NewCo adopts, including any clawback policy required under Rule 10D-1 of the Exchange Act.

Amendment and Termination

The NewCo Board will have the right to amend, alter, suspend, or terminate the 2025 Plan at any time, provided certain enumerated material amendments may not be made without stockholder approval. No amendment or alteration to the 2025 Plan or an Award or Award agreement will be made that would materially impair the rights of the holder, without such holder’s consent; however, no consent will be required if the Administrator determines in its sole discretion and prior to the date of any change in control that such amendment or alteration either is required or advisable in order for NewCo, the 2025 Plan, or such Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard, or is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated. The 2025 Plan is effective on the first trading day following the Scheme Effective Time and will automatically terminate as to the grant of future awards on the 10th anniversary of the approval of the 2025 Plan by the NewCo Board, unless earlier terminated by the NewCo Board.

11.3	Employee Benefit Trust

An Employee Benefit Trust (“EBT”) was established by the Company in 2022 to purchase Existing Shares already in the market and is operated through a third-party trustee. The objective of the EBT is to benefit the Group’s employees and in particular, to provide a mechanism to satisfy rights to shares arising on the exercise or vesting of awards under the Group’s share-based incentive plans and reduce dilution for shareholders. As at the Latest Practicable Date, the EBT holds 1,369,785 Existing Shares. Pursuant to the Scheme, it is intended that the EBT will also be issued one New Share for each Existing Share that it holds immediately prior to the Scheme Effective Date. Following the Scheme Effective Date, the EBT will continue to be administered by the third-party trustee to satisfy awards under the Group’s share-based incentive plans.

12.	Overseas Shareholders

The implications of the Scheme for, and the distribution of this document to, Overseas Shareholders may be affected by the laws of other (non‑UK and non‑US) jurisdictions. Overseas Shareholders should inform themselves about and observe all applicable legal requirements.

It is the responsibility of any person into whose possession this document comes to satisfy himself or herself as to the full observance of the laws of the relevant jurisdiction in connection with the Scheme and the distribution of this document and/or the accompanying documents, including the obtaining of any governmental, exchange control or other consents which may be required and/or compliance with other necessary formalities which are required to be observed and the payment of any issue, transfer or other taxes or levies due in such jurisdiction. To the extent that, due to regulatory restrictions or requirements in overseas territories, there are difficulties associated with Overseas Shareholders holding New Shares, it is currently envisaged that (as is customary under schemes of arrangement) the terms of the Scheme will enable NewCo to determine that the relevant New Shares shall be issued to that Overseas Shareholder and sold on their behalf as soon as reasonably practicable after the Scheme becomes effective, with the net proceeds of sale being remitted to the Overseas Shareholder concerned at the risk of such Overseas Shareholder.

Overseas Shareholders should consult their own legal, financial and tax advisers with respect to the legal, financial and tax consequences of the Scheme in their particular circumstances.

THIS DOCUMENT DOES NOT CONSTITUTE AN INVITATION OR OFFER TO SELL OR THE SOLICITATION OF AN INVITATION OR OFFER TO BUY ANY SECURITY. NONE OF THE SECURITIES REFERRED TO IN THIS DOCUMENT SHALL BE SOLD, ISSUED, SUBSCRIBED FOR, PURCHASED, EXCHANGED OR TRANSFERRED IN ANY JURISDICTION IN CONTRAVENTION OF APPLICABLE LAW.

The New Shares to be issued to the Shareholders in connection with the Scheme will not be, and are not required to be, registered with the SEC under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. The New Shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof. Pursuant to Section 3(a)(10), the Company and NewCo will advise the Court that they will rely on the Section 3(a)(10) exemption based on the Court’s approval of the Scheme, and the Court will hold a hearing on the Scheme’s fairness to the Shareholders. The Company will give timely notice of such hearing to all Shareholders, each of whom will be entitled to appear. Neither the SEC nor any U.S. state securities commission has approved or disapproved of the issuing of the New Shares, or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

13.	Listing, dealings, and settlement

13.1	Listing

NewCo will submit a listing application to the New York Stock Exchange in order to obtain approval for the New Shares to be listed on the New York Stock Exchange. Applications will also be made to the FCA and the London Stock Exchange for the New Shares to be admitted to the ESICC Category of the Official List and to trading on the London Stock Exchange’s main market for listed securities.

The last day of dealings in the Existing Shares on the London Stock Exchange and the New York Stock Exchange is currently anticipated to be on the Scheme Effective Date. The last time for registration of transfers of Existing Shares and Existing Depositary Interests is currently anticipated to be 5.00 p.m. New York time on the Scheme Effective Date.

If all the conditions to the Scheme are satisfied, the Company intends to seek the cancellation of listing of the Existing Shares on the Equity Shares (Commercial Companies) Category of the Official List and of trading on the London Stock Exchange’s main market for listed securities with effect from 8.00 a.m. on the Listing Effective Date.

Admission of the New Shares to the New York Stock Exchange and dealings in the New Shares are currently anticipated to commence, at 9.30 a.m. New York time on the Listing Effective Date. Admission of the New Shares to the ESICC Category of the Official List and to the London Stock Exchange and dealings in the New Shares are currently anticipated to commence, at 8.00 a.m. on the Listing Effective Date.

With effect from (and including) the Scheme Effective Time, all share certificates representing the Existing Shares will cease to be valid and, subject to the completion and returning of a valid letter of transmittal to be sent to the relevant holders as soon as possible after the listing of New Shares on the New York Stock Exchange (requiring shareholders to surrender any previously issued and outstanding certificates in respect of Existing Shares) the legal title to such New Shares will instead be evidenced through the Direct Registration System (the “DRS”).

13.2	Settlement and dealings

Similar to the Existing Shares, in order for the New Shares to be listed directly on the New York Stock Exchange as part of the Scheme they must be eligible for deposit and clearing through DTC. DTC is a central securities depositary that provides settlement services for companies whose securities are listed on the New York Stock Exchange and other US exchanges. DTC is an intermediated settlement system where the DTC Nominee will be recorded in the share register as the holder of legal title to the uncertificated New Shares, and trades in those New Shares will be reflected by changes in DTC’s book entry system, instead of through a change to the share register.

There will be no material difference to the underlying settlement mechanics of trading New Shares in the United Kingdom by virtue of transacting through NewCo DIs, as in practice Shareholders will continue to have substantially the same trading and settlement experience in the United Kingdom as they have today where they trade through Existing Depositary Interests in respect of the Existing Shares. Further details are set out in Part IV of this document.

Shareholders who currently hold Existing Shares in uncertificated form in book-entry interest form

Following the Scheme Effective Time, all New Shares issued to Shareholders who immediately prior to the Scheme Effective Time held Existing Shares in uncertificated form in book entry interests, with the Existing Shares deposited with DTC and held through DTC Nominee will be delivered to and deposited with DTC (held through the DTC Nominee), with book entry interests issued through DTC to the participant account of the relevant Shareholder. Accordingly, after the Scheme Effective Time, Shareholders who held Existing Shares in uncertificated form in book entry interest form immediately prior to the Scheme Effective Time will be able to continue to transfer and settle their interests in New Shares in DTC and there will be no material difference to the underlying settlement mechanics of trading of the New Shares.

Shareholders who currently hold Existing Shares in uncertificated form through Existing Depositary Interests

Following the Scheme Effective Time, all New Shares issued to Shareholders who immediately prior to the Scheme Effective Time held Existing Shares in uncertificated form in the form of Existing Depositary Interests, through CREST, will be delivered to and deposited with the DTC Nominee). In order to enable holders of uncertificated New Shares to continue to transfer and settle their interests in New Shares through CREST after the Scheme Effective Time in the manner in which they previously did in relation to the Existing Shares, such Shareholders will receive depositary interests through CREST representing New Shares (“NewCo DIs”) on a one for one basis. Accordingly, after the Scheme Effective Time, Shareholders who held Existing Shares in uncertificated form in the form of Existing Depositary Interests immediately prior to the Scheme Effective Time will instead be able to transfer and settle their interests in New Shares through CREST in the form of NewCo DIs.

As the Shareholders currently do in respect of their Existing Shares, subject to certain US transfer restrictions or any contractual restrictions on transfer, holders of NewCo DIs can trade New Shares on the London Stock Exchange (with settlement occurring through NewCo DIs) or choose to cancel their NewCo DIs (as described in Part IV of this document) and hold their entitlements to New Shares through an account within DTC and/or trade the underlying New Shares on the New York Stock Exchange. Holders of New Shares through an appointed CREST custodian or nominee should contact their chosen custodian or nominee in the event that they wish to cancel NewCo DIs that they receive following the Scheme Effective Time so as to receive their interest in New Shares through DTC or directly on the NewCo share register through DRS.

Shareholders who currently hold Existing Shares in certificated form

Following the Scheme Effective Time, Shareholders who held Existing Shares in certificated form at the Scheme Effective Time will continue to be able to hold their New Shares directly (in a similar manner to which they held their Existing Shares prior to the Scheme Effective Time). However, the existing share certificates held by such Shareholders will be cancelled and, subject to the completion and returning of a valid letter of transmittal to be sent to the relevant holders as soon as possible after the listing of New Shares on the New York Stock Exchange (requiring shareholders to surrender any previously issued and outstanding certificates in respect of Existing Shares) the legal title to such New Shares will instead be evidenced through the Direct Registration System (the “DRS”). DRS is a method of holding legal title to securities but without the need to be issued with and retain a physical share certificate, with shareholders instead receiving an account statement detailing their shareholding. Further details are set out in Part IV of this document.

Shareholders who will be Restricted Shareholders at the Scheme Effective Time

Restricted Shareholders are those Shareholders who hold Existing Shares that bear a restrictive legend prohibiting such Existing Shares from being freely transferred in the United States whether pursuant to a contractual restriction or US securities laws.

Following the Scheme Effective Time, Shareholders who will be considered Restricted Shareholders will hold New Shares directly (in their name) through DRS (in the same way as the Shareholders who held Existing Shares in certificated form immediately prior to the Scheme Effective Time will do, and also being subject to the letter of transmittal process described above), but in addition they will still be subject to the transfer restrictions described in their respective restrictive legends.

13.3	Trading currency

Following the Listing Effective Date, the New Shares will trade in US dollars on the New York Stock Exchange (similar to the Existing Shares) and will trade in pounds sterling on the London Stock Exchange.

13.4	Dividend payment currency elections

Following the Scheme Effective Time, the default payment currency for dividends will continue to be US dollars, as it is currently for the Company. Shareholders in NewCo who will hold NewCo DIs directly and who wish to receive dividends in pounds sterling (or in any other currency other than US dollars) must elect to do so through the DI Custodian unless they have previously done so. Shareholders in NewCo who will be underlying beneficial holders of NewCo DIs and who wish to receive dividends in pounds sterling (or in any other currency other than US dollars) must contact their custodian or nominee through whom their interest in New Shares are held unless they have previously done so.

To the extent possible, all preferences, elections, notices and other communications in force and duly notified to the Company immediately prior to the Scheme Effective Time relating to Existing Shares shall, unless and until revoked or amended, be deemed as (and continue to be) valid and remain unchanged in respect of the New Shares following the Scheme Effective Time.

14.	Meetings and consents for implementation of the Scheme

The Scheme will require the approval of the Shareholders at the Court Meeting, convened pursuant to an order of the Court, and the passing by the Shareholders of the Resolutions set out in the notice of the General Meeting. The Scheme also requires a separate sanction from the Court.

The new listing structure will only become effective if the Scheme becomes effective.

It is expected that NewCo will agree to appear by counsel at the Court Hearing to sanction the Scheme and to undertake to be bound by the Scheme.

Notices of the Court Meeting and the General Meeting can be found in Part IX and Part X respectively of this document.

Due to the requirements of English law relating to schemes of arrangement, the Company has established two record dates for determining the owners of Existing Shares entitled to vote at the Meetings.

•
6.00 p.m. on 13 October 2025 is the record date for determining those beneficial owners of Existing Shares held in “street name” and not as record owners (for example, shareholders whose Existing Shares are held through DTC) on the books and records of the Company’s transfer agent.

•
6.00 p.m. on 6 November 2025 is the record date for determining those record owners of Existing Shares (i.e., shareholders whose Existing Shares are held directly in their name on the books and records of the Company’s transfer agent). If either the Court Meeting or the General Meeting is adjourned, the Record Shareholder Voting Record Time for the relevant adjourned Meeting will be 6.00 p.m. on the date which is two days (excluding non‑working days) before the date set for such adjourned Meeting.

A list of Shareholders of Record will be available at each of the Court Meeting and the General Meeting and during the 10 days prior to the Court Meeting and the General Meeting at the Company’s registered office. This document is being first sent on 17 October 2025 to all Shareholders of Record and all Beneficial Owners, in each case, as of 13 October 2025.

14.1	Court Meeting

The Court Meeting has been convened for 1 p.m. (London time) / 8 a.m. (New York time) on 10 November 2025 pursuant to an order of the Court granted on 17 October 2025. At the Court Meeting, or at any adjournment thereof, the Shareholders will consider and, if thought fit, approve the Scheme.

Voting will be by poll and not on a show of hands at the Court Meeting and each Shareholder entitled to attend and who is present in person or by proxy will be entitled to one vote for each Existing Share held. The statutory majority required to approve the Scheme at the Court Meeting is a majority in number, representing not less than 75 per cent. in value of the Existing Shares voted at the Court Meeting.

It is important that as many votes as possible are cast at the Court Meeting. Shareholders are therefore strongly encouraged to take the action referred to in paragraph 18 of this Part II.

It is also particularly important for you to be aware that if the Scheme becomes effective, it will be binding on all Scheme Shareholders irrespective of whether they attended the Court Meeting and irrespective of the manner in which they voted.

14.2	General Meeting

The General Meeting has been convened for 1.15 p.m. (London time) / 8.15 a.m. (New York time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) on 10 November 2025. At the General Meeting or at any adjournment thereof, Shareholders will consider and, if thought fit, pass the Resolutions set out in the notice of the General Meeting contained in Part X of this document.

The Resolutions set out in the notice of the General Meeting are proposed in order to approve:

(a)	the authorisations to implement the Scheme;

(b)	the Reduction of Capital, including the Share Premium Cancellation, the Merger Reserves Reduction and the Scheme Shares Cancellation;

(c)	the issue and allotment of the New DEC Shares by the Company;

(d)	required amendments to the Company’s Articles to ensure that the holders of any Existing Shares allotted before the Scheme Record Time are bound by the Scheme;

(e)
the cancellation of listing of the Existing Shares from the Equity Shares (Commercial Companies) Category of the Official List maintained by the FCA and the London Stock Exchange’s main market for listed securities and admission of the New Shares to listing on the ESICC category of the Official List maintained by the FCA and to trading on the London Stock Exchange’s main market for listed securities;

(f)	the re‑registration of the Company as a private company limited by shares pursuant to section 651 of the Companies Act 2006;

(g)	the 2025 Plan proposed to be adopted by NewCo; and

(h)	conditional upon and subject to the re‑registration of the Company as a private company limited by shares, the adoption of Post‑Scheme Articles of Association.

The majority required for the passing of the Resolutions is 75 per cent. of the votes cast (in person or by proxy) at the General Meeting. Voting on the Resolutions will be by poll and not on a show of hands.

14.3	Sanction of the Scheme by the Court

The Court Hearing to sanction the Scheme is expected to be held at the 7 Rolls Building, Fetter Lane, City of London, London, EC4A 1NL. All Shareholders of Record are entitled to appear at the Court Hearing in person or by proxy to support or oppose the sanctioning of the Scheme. It is currently anticipated that the Court Hearing will be held at the Court, and that the Scheme will become effective on or around 21 November 2025.

If the Scheme becomes effective, it will be binding on all Shareholders, including those who do not vote to approve the Scheme and those who vote against the Scheme at the Court Meeting and/or at the General Meeting.

Unless the Scheme becomes effective by no later than 31 December 2026, or such later date allowed by the Court and/or agreed by the Company and NewCo, the Scheme will not become effective.

15.	Authorities relating to NewCo

Prior to the Scheme Effective Time, the holder of the subscriber share in NewCo and the NewCo Board are expected to pass certain resolutions in order to, among other matters, authorise NewCo to carry out the actions required of it in relation to the Proposals and enable NewCo to operate as the new parent company of the Group from the Scheme Effective Time, including but not limited to:

(a)	the approval by the NewCo Board of the:

(i)	issue of New Shares in connection with the Scheme to the Shareholders;

(ii)	listing of the New Shares on the New York Stock Exchange;

(iii)	re‑purchase of New Shares;

(iv)	appointment of PricewaterhouseCoopers LLP as NewCo’s auditors (and for the remuneration of PricewaterhouseCoopers to be agreed by the audit committee of NewCo on behalf of the board of NewCo);

(v)	appointment of Computershare Trust Company, N.A. as Transfer Agent in connection with the New Shares;

(vi)	compensation of members of the board of NewCo;

(vii)	formation of committees of the board of NewCo;

(viii)	appointment of the officers of NewCo;

(ix)	adoption of various corporate governance policies and organizational documents of NewCo or amendments thereto;

(x)	adoption of the 2025 Plan and filing with the SEC of a corresponding registration statement on Form S‑8;

(xi)
assumption by NewCo of the outstanding awards granted under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan and filing with the SEC of a corresponding registration statement on Form S‑8; and

(b)	approval by the sole shareholder of NewCo of the appointment of the directors of the NewCo Board and the adoption of the NewCo Constitutional Documents.

16.	UK Prospectus

A UK Prospectus will be prepared for the purpose of admission of, among others, the New Shares to listing on the ESICC Category of the Official List and to trading on the London Stock Exchange’s main market for listed securities only. The UK Prospectus is expected to be made available to the public in electronic form on the Group’s website at https://ir.div.energy/reports-announcements once approved by and filed with the FCA shortly prior to the Scheme Effective Time.

The information in the UK Prospectus will include financial information and an operating and financial review in relation to the Group, a business overview of the Group and a section of additional information, including details of the remuneration and interests of the Directors, material contracts and capital resources of the Group and details of litigation concerning the Group, all of which will be relevant to NewCo as the new holding company of the Group. Some of this information will be incorporated into the UK Prospectus by reference.

17.	Further information

You should read the whole of this document.

Your attention is drawn, in particular, to the summary set out at the front of this document, to the letter from your Chair in Part I, to the Scheme set out in Part VII and to the Notices of Court Meeting and General Meeting in Part IX and Part X.

Copies of the Post‑Scheme Articles of Association which are, conditional upon and subject to the re‑registration of the Company as a private company limited by shares, to be adopted by the Company (then being a private company limited by shares) in substitution for and to the exclusion of the existing Articles of the Company can be inspected at the registered office of the Company at 4th Floor Phoenix House, 1 Station Hill, Reading, Berkshire, United Kingdom, RG1 1NB during normal business hours on any day (Saturdays, Sundays and public holidays excepted) until the close of business on the Scheme Effective Time and will also be available for inspection for 15 minutes before and during the Court Meeting and the General Meeting.

This document is available in electronic form on the Group’s website at https://ir.div.energy/reports-announcements.

18.	Action to be taken

Shareholders of Record will find enclosed with this document:

(a)	a BLUE Form of Proxy for use at the Court Meeting; and

(b)	a WHITE Form of Proxy for use at the General Meeting.

It is important that as many votes as possible are cast for the Meetings. Whether or not you plan to attend the Court Meeting and/or the General Meeting in person, you are strongly encouraged to sign and return the relevant documents.

Shareholders of Record

Shareholders of Record entitled to vote at each of the Court Meeting and the General Meeting, may vote in person at the applicable meeting or they may appoint another person or persons, whether a shareholder of the Company or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting and the General Meeting, as applicable. Because this document relates to two Meetings, Shareholders of Record will receive two proxy cards – one proxy card labeled “BLUE FORM OF PROXY” for use in respect of the Court Meeting and one proxy card labeled “WHITE FORM OF PROXY” for use in respect of the General Meeting. If Shareholders of Record do not expect to attend the meetings in person, it is important that their Existing Shares be represented. Whether or not you intend to be present at the Court Meeting and the General Meeting in person, please complete and sign each of the Forms of Proxy (or appoint a proxy electronically, as referred to below) in accordance with the instructions printed on them and return them to Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, as soon as possible and, in any event, so as to be received by Broadridge Financial Solutions, Inc. by 1 p.m. (London time) / 8 a.m. (New York time) on 6 November 2025 in respect of the Court Meeting and 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 6 November 2025 in respect of the General Meeting. If the BLUE Form of Proxy for the Court Meeting is not returned by the specified time, it may be handed to representatives of Broadridge Financial Solutions, Inc. or the Chair of the Court Meeting before the start of the Court Meeting and will still be valid. In the case of the General Meeting, however, unless the WHITE Form of Proxy is returned by the time mentioned in the instructions printed on it, it will be invalid. The completion and return of a Form of Proxy will not prevent Shareholders from attending, voting and speaking in person at either the Court Meeting or the General Meeting, or any adjournment thereof, if they so wish. Only Shareholders of Record as at the Record Shareholder Voting Record Time (or if the Meetings are adjourned, at 6.00 p.m. on the day which is two business days before the time of the adjourned meeting) will be entitled to attend, speak and vote at the Meetings in respect of the number of Existing Shares registered in their name at that time.

Beneficial Shareholders

In the case of Existing Shares held in the system operated by the DTC, such Existing Shares are currently registered in the name of the DTC Nominee on the share register maintained by the Transfer Agent, and therefore the DTC Nominee is the registered holder of such Existing Shares for the purposes of the Court Meeting. Underlying beneficial shareholders of such Existing Shares may provide the DTC Nominee with voting instructions either directly or, if any such underlying Shareholder’s interest in such Existing Shares is held in “street name” (i.e., held in the name of a bank, broker or other holder of record), indirectly (via such bank, broker or other holder), they may apply for a letter of representation from, or to be appointed a proxy by, the DTC Nominee to enable them to attend the Court Meeting in person in respect of the Existing Shares in which such underlying shareholder is interested. If you are such an underlying shareholder and wish to submit voting instructions or wish to be appointed as a corporate representative or proxy in respect of the Existing Shares in which you are interested, it is recommended that you contact the DTC Nominee or (if your interest in any Existing Shares is held within DTC in the name of a bank, broker or other holder of record) the bank, broker or other holder of record in whose name your interest is held within DTC for further information. Please note that holders of Existing Shares through a broker, bank, trust or other nominee may be required to submit voting instructions to their applicable broker, bank, trust or nominee at or prior to the deadline applicable for the submission by Shareholders of Record and such holders should, therefore, follow the separate instructions that will be provided by such person. Only Beneficial Owners as at the Underlying Shareholder Voting Record Time will be entitled to direct their broker, bank, trust or other nominee how to vote their Existing Shares at the Meetings.

Existing Depositary Interest Holders will receive a BLUE Form of Instruction for use in connection with the Court Meeting and a WHITE Form of Instruction for use in connection with the General Meeting. Existing Depositary Interest Holders will need to complete the relevant Form of Instruction in relation to each of the Court Meeting and the General Meeting. The Forms of Instruction should be returned to the DI Depositary, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom (i) for the Court Meeting, by 1 p.m. (London time) / 8 a.m. (New York time) on 5 November 2025,  and (ii) for the General Meeting, by 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 5 November 2025. Existing Depositary Interest Holders who wish to instruct their Custodian on how to vote through the CREST electronic proxy appointment service may do so for the Meetings and any adjournment thereof by using the procedures described in the CREST manual. CREST personal members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST manual. All messages relating to the appointment of a proxy or an instruction to a previously appointed proxy must be transmitted so as to be received by DI Depositary (ID: 3RA50) no later than (i) for the Court Meeting, by 1 p.m. (London time) / 8 a.m. (New York time) on 5 November 2025,  and (ii) for the General Meeting, by 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 5 November 2025. Normal system timings and limitations will apply in relation to the input of CREST Proxy Instructions. It is therefore the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable their CREST sponsor(s) or voting service provider(s) are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 as amended.

Only Existing Depositary Interest Holders registered in the register of Existing Depositary Interests at 6.00 p.m. on 4 November 2025, or if the Meetings are adjourned, at 6.00 p.m. on the date which is four business days prior to the time of the adjourned meeting for shareholders shall be entitled to are entitled to provide voting instructions to DI Depositary in respect of the number of Existing Depositary Interests registered in their name(s) at that time. If an Existing Depositary Interest Holder or a representative of that holder wishes to attend the Meetings and/or vote at the Meetings, they must contact the DI Depositary with a Letter of Representation from their broker or nominee and provide this letter by email to !UKALLDITeam2@computershare.co.uk (i) for the Court Meeting, by 1 p.m. (London time) / 8 a.m. (New York time) on 4 November 2025,  and (ii) for the General Meeting, by 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 4 November 2025. On receipt, the DI Depositary will issue a separate Letter of Representation authorising attendance on behalf of the Custodian. The Existing Depositary Interest Holder or a representative of that holder should present the original Letter of Representation upon attendance at the Meetings in order to gain entry to the Meetings. Holders of Existing Depositary Interests that do not follow the above process will be unable to represent their position in person at the Meetings. The completion of the Forms of Instruction will not preclude a holder from attending the Court Meeting and/or the General Meeting, and participating once such Letter of Representation has been issued.

Process for a Beneficial Owner to become a Shareholder of Record

If you are a Beneficial Owner, as a matter of English law, your name is not entered in the Company’s register of members. Accordingly, if you wish to attend and vote directly (i.e., in your own name) at the Meetings, you must become a Shareholder of Record. You may become a Shareholder of Record by arranging for the completion of a stock transfer form by the applicable Shareholder of Record in respect of the Existing Shares that you wish to be transferred into your name, pay any related UK stamp duty, if applicable, and send the completed stock transfer form and related documentation to the Company’s Transfer Agent, Computershare Trust Company, N.A., prior to 6 November 2025. Beneficial Owners who wish to attend and vote directly at the Court Meeting should take care to send such stock transfer form in respect of their Existing Shares to permit processing to be completed by Transfer Agent prior to 6 November 2025.

Part III

CERTAIN TAXATION MATTERS

1.	UK Taxation

The following statements are intended only as a general guide to certain UK tax considerations and do not purport to be a complete analysis of all potential UK tax consequences of the Scheme or of acquiring, holding or disposing of Existing Shares or New Shares (as appropriate). They are based on current UK law and what is understood to be the current practice of His Majesty’s Revenue and Customs (“HMRC”) (which may not be binding on HMRC) as at the date of this document, all of which may change, possibly with retrospective effect. They apply only to Shareholders who are resident, and in the case of individuals domiciled, for tax purposes in (and only in) the UK, who hold their Existing Shares as an investment (other than where a tax exemption applies, for example where the Existing Shares are held in an individual savings account or pension arrangement) and who are the absolute beneficial owner of both the Existing Shares and any dividends paid on them (“UK Holders”). The tax position of certain categories of Shareholders who are subject to special rules is not considered and it should be noted that they may incur liabilities to UK tax on a different basis to that described below. This includes persons acquiring their Existing Shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, charities, exempt pension funds, and temporary non‑residents and non‑residents carrying on a trade, profession or vocation in the UK. The tax position of any Shareholder who either directly or indirectly holds or controls 10 per cent. or more of the Company’s share capital (or class thereof), voting power or profits is not considered.

The statements below summarise the current position and are intended as guidance only. Shareholders are strongly advised to consult an appropriate professional independent adviser immediately, in particular those who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the UK.

1.1	Treatment of UK Holders as a result of the implementation of the Scheme

(a)	Taxation of income

The Scheme should not be treated as involving a distribution subject to UK tax as income.

(b)	Taxation of chargeable gains

For the purposes of UK capital gains tax and corporation tax on chargeable gains (“UK CGT”), the cancellation of the Scheme Shares and the issue of New Shares should be treated as a scheme of reconstruction. Accordingly, Scheme Shareholders should not be treated as making a disposal of all or part of their holding of Scheme Shares and no liability to UK CGT should arise. Instead, the New Shares acquired and the Scheme Shares cancelled will, for UK CGT purposes, be treated as the same asset and as having been acquired at the same time as the Scheme Shares.

If a Scheme Shareholder alone, or together with persons connected with him or her, holds more than 5 per cent. of, or any class of, the shares in or debentures of the Company, such Scheme Shareholder will be eligible for the above treatment only if the Scheme is effected for bona fide commercial reasons and does not form part of a scheme or arrangement of which the main purpose, or one of the main purposes, is avoidance of liability to UK CGT. If these conditions are not met, then such Scheme Shareholders will be treated as receiving New Shares in consideration for the transfer of his or her Scheme Shares which may, depending on the individual circumstances, give rise to a chargeable gain or allowable loss for UK CGT purposes. Any Scheme Shareholder  in any doubt as to its tax position should consult an appropriate tax adviser regarding the tax implications of the Scheme for them, in particular if they are in any doubt as to their tax position.

1.2	Transfer of New Shares to Cede & Co. and issue of NewCo DIs

UK Holders holding Scheme Shares in uncertificated form are not expected to be liable to UK CGT as a result of the transfer of the legal ownership of their New Shares to the DTC Nominee and the receipt of NewCo DIs. This is on the basis that such transfers should not give rise (or should not be treated as giving rise) to a disposal of New Shares, as the UK Holders will retain beneficial ownership of their New Shares.

1.3	Income from New Shares

Liability to UK tax on dividends will depend upon the individual circumstances of a Shareholder.

(a)	Individual UK Holders

Dividend income received by UK Holders who are individuals will be subject to UK income tax. Under current UK tax rules specific rates of tax apply to dividend income. These include a nil rate of tax (the “dividend allowance”) for the first £500 of non‑exempt dividend income in any tax year (with effect from 6 April 2024) and different rates of tax for dividend income that exceeds the dividend allowance. For these purposes “dividend income” includes UK and non‑UK source dividends and certain other distributions in respect of shares. For UK income tax purposes, the gross amount of the dividend paid before the deduction of US withholding taxes (if applicable) must generally be brought into account.

An individual UK Holder who receives a dividend from NewCo will not be liable to UK tax on the dividend to the extent that (taking account of any other non‑exempt dividend income received by the shareholder in the same tax year) that dividend falls within the dividend allowance.

To the extent that (taking account of any other non‑exempt dividend income received by the shareholder in the same tax year) the dividend exceeds the dividend allowance, it will be subject to income tax at 8.75 per cent. to the extent that it falls below the threshold for higher rate income tax. To the extent that (taking account of other non‑exempt dividend income received by the shareholder in the same tax year) it falls above the threshold for higher rate income tax then the dividend will be taxed at 33.75 per cent. to the extent that it is within the higher rate band, or 39.35 per cent. to the extent that it is within the additional rate band. For the purposes of determining which of the taxable bands dividend income falls into, dividend income is treated as the highest part of a shareholder’s income. In addition, dividends within the dividend allowance which would (if there was no dividend allowance) have fallen within the basic or higher rate bands will use up those bands respectively for the purposes of determining whether the threshold for higher rate or additional rate income tax is exceeded.

As detailed in paragraph 2.2(b) of this Part III, dividends paid on the New Shares to a UK Holder will generally be subject to US federal withholding tax on the gross amount of the dividend at a rate of 30 per cent., unless such UK Holder is eligible for a reduced rate of withholding tax under the UK‑USA double taxation convention and provides proper certification of its eligibility for such reduced rate. UK Holders may be able to claim a partial or full credit for US federal withholding tax withheld.

HMRC will generally give credit for any US Federal withholding tax withheld from a dividend paid by NewCo and not recoverable from the IRS against income tax payable by an individual UK Holder in respect of the dividend (having taken into account any benefits under the UK‑USA double taxation convention). The amount of the credit will normally be equal to the lesser of: (i) the amount withheld once available double tax treaty claims have been made by the UK Holder to mitigate US federal withholding tax suffered; and (ii) the liability to UK tax on the dividend.

(b)	Corporate UK Holders

It is likely that most dividends paid on the New Shares to corporate UK Holders would fall within one or more of the classes of dividend qualifying for exemption from UK corporation tax under Part 9A Corporation Tax Act 2009. However, it should be noted that the exemptions are not comprehensive and are also subject to anti‑avoidance rules.

As detailed above, under the dividend exemption rules of Part 9A Corporation Tax Act 2009, it is likely that any corporate UK Holder would not be subject to corporation tax on dividends paid by NewCo. On benefiting from the dividend exemption, no credit for any US federal withholding tax withheld from a dividend paid by NewCo will be available to a corporate UK Holder.

However, under the dividend exemption rules an election can be made for a dividend to not be exempt from corporation tax. If such an election is made, HMRC will generally give credit for any US federal withholding tax withheld from a dividend paid by NewCo and not recoverable from the IRS against the corporation tax payable by the corporate UK Holders in respect of the dividend. As with individual UK Holders, the amount of the credit will normally be equal to the lesser of: (i) the amount withheld once available double tax treaty claims have been made by the UK Holder to mitigate US federal withholding tax suffered; and (ii) the liability to UK tax on the dividend.

If you are in any doubt about your tax position, you should consult your own professional adviser without delay.

1.4	Disposal of New Shares

A disposal or deemed disposal of New Shares (including DTC book‑entry interests and NewCo DIs) by a UK Holder may, depending upon the UK Holder’s circumstances and subject to any available exemption or relief (such as the annual exempt amount for individuals), give rise to a chargeable gain or an allowable loss for the purposes of UK CGT.

1.5	UK stamp duty and SDRT

(a)	Implementation of the Scheme

No UK stamp duty or Stamp Duty Reserve Tax (“SDRT”) should be payable in respect of the cancellation of Scheme Shares and the issue of New Shares under the Scheme, or in respect of the transfer of New Shares to the DTC Nominee and the issue of NewCo DIs.

(b)	Transfers of New Shares

No UK stamp duty should be payable on transfers of New Shares (whether held through DTC or directly through DRS), provided that any written instrument of transfer is executed and retained outside of the UK and does not relate to any property situated in the UK or to any matter or thing to be done in the UK.

No UK SDRT will be payable in respect of any agreement to transfer New Shares (whether held through DTC or directly through DRS) on the assumption that the New Shares will not be registered in a register kept in the UK by or on behalf of NewCo.

(a)	Transfers of NewCo DIs

No UK stamp duty will arise on transfers of NewCo DIs provided that no written instrument of transfer is used to effect such a transfer.

No UK SDRT will arise on transfers of NewCo DIs, provided that (i) the New Shares represented by the NewCo DIs are of the same class as shares in New Shares that are listed on a ‘recognised stock exchange’ for UK tax purposes, (ii) the New Shares are not registered in a register that is kept in the UK, and (iii) NewCo (as a non‑UK incorporated company) remains centrally managed and controlled outside the UK. New Shares that are included in the Official List and admitted to trading on the London Stock Exchange’s main market, and/or ofﬁcially listed in the US and admitted to trading on the New York Stock Exchange, are regarded as listed on a recognised stock exchange for UK tax purposes.

1.6	Inheritance tax

From 6 April 2025, liability to UK inheritance tax may arise in respect of New Shares on the death of, or on a gift of New Shares by, an individual Shareholder who is a “long‑term UK resident” for the purposes of the Inheritance Tax Act 1984. Subject to certain exceptions, an individual will be “long‑term UK resident” if they have been UK resident for at least 10 of the previous 20 tax years.

The New Shares, if held directly, rather than as NewCo DIs, should not be assets situated in the UK for the purposes of UK inheritance tax. Accordingly, neither the death of a shareholder nor a gift of such New Shares by a shareholder should give rise to a liability to UK inheritance tax if the shareholder is not a “long‑term UK resident”. However, NewCo DIs may be treated as assets situated in the UK for the purposes of UK inheritance tax. Accordingly, the death of a holder of NewCo DIs or a gift of NewCo DIs by a holder may give rise to a liability to UK inheritance tax, even if the holder is not a “long‑term UK resident”.

For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift and particular rules apply to gifts where the donor reserves or retains some benefit. Special rules also apply to close companies and to trustees of settlements who hold New Shares, bringing them within the charge to inheritance tax.

Shareholders should consult an appropriate tax adviser if they make a gift or transfer at less than full market value or if they intend to hold any New Shares or NewCo DIs through trust arrangements.

2.	US Taxation

The following is a general summary based on present law of certain US federal income tax considerations relevant to the cancellation of Scheme Shares, the issuing of New Shares (including NewCo DIs) pursuant to the Scheme and the ownership of New Shares. It addresses only Scheme Shareholders that hold their Scheme Shares and will hold their New Shares as “capital assets” within the meaning of Section 1221 of the US Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”) and use the US dollar as their functional currency. A holder of a NewCo DI generally should be treated for US federal income tax purposes as holding the New Shares represented by the NewCo DI. The following discussion assumes that such treatment applies and references below to New Shares include references to NewCo DIs. Holders of NewCo DIs should consult their tax advisers regarding the US federal income tax consequences to them relating to the matters discussed below.

This summary is for general information only and is not a substitute for tax advice. It is not a complete description of all of the tax considerations that may be relevant to a particular Scheme Shareholder. This discussion is based on the Internal Revenue Code proposed, temporary and final Treasury Regulations promulgated under the Internal Revenue Code (the “US Treasury Regulations”), and judicial and administrative interpretations thereof, all as at the date of this document. All of the foregoing is subject to change. Such change may apply retroactively and may affect the tax considerations described in this paragraph 2. It does not address all of the considerations relevant to Scheme Shareholders subject to special tax regimes, such as banks and other financial institutions, insurance companies, dealers in currencies and securities, traders in securities that elect mark‑to‑market treatment, regulated investment companies, real estate investment trusts, tax‑exempt entities, US expatriates, investors liable for alternative minimum tax or persons holding Scheme Shares or New Shares as part of a hedge, straddle, conversion or other integrated financial transaction, a controlled foreign corporation, a passive foreign investment company, an entity or arrangement classified as a partnership for U.S. federal income tax purposes (or an investor therein), a person required for U.S. federal income tax purposes to conform to the timing of income accruals with respect to the Scheme Shares or New Shares to the income accruals on its financial statements under section 451 of the Code (as defined below), a person that purchases or sells Scheme Shares or New Shares as part of a wash sale for U.S. federal income tax purposes, or a former U.S. citizen or permanent resident.  Any person that at any time in the past 5 years owned (or owns) 5 per cent.or more (by value) of the equity interests of the Company or of NewCo is strongly urged to consult their tax advisor as they could be subject to US tax.  It does not consider consequences for persons that own directly, indirectly or constructively, persons who own (or have owned in the past five years) 5 per cent. or more (by value) of the equity interests of the Company or of NewCo. Any person that at any time in the past 5 years owned (or owns) 5 per cent. or more (by value) of the equity interests of the Company or of NewCo is strongly urged to consult their tax advisor as they could be subject to US tax. It also does not address US federal taxes other than the income tax (such as estate and gift tax), net investment tax, or US state and local tax or non‑US tax considerations.

If you are a partnership (or other pass‑through entity or arrangement treated as a partnership) for US federal income tax purposes, the tax treatment of your partners (or other owners) will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships (or other pass‑through entities or arrangements treated as partnerships) and the partners (or other owners) in such partnerships (or such other pass‑through entities) should consult their tax advisers regarding the US federal income tax consequences to them relating to the matters discussed below.

2.1	Treatment as a result of the implementation of the Scheme

For US federal income tax purposes, the Scheme is intended to qualify as either a reorganisation within the meaning of Section 368(a) of the Internal Revenue Code, a tax‑free exchange within the meaning of Section 351 of the Internal Revenue Code, or both (collectively, the “Intended Tax Treatment”). The proper US federal income treatment of the Scheme is not certain, however, and neither the Company nor NewCo has sought a ruling from US federal tax authorities or an opinion from US federal tax counsel on the proper treatment of the Scheme. If the IRS were to successfully challenge the Intended Tax Treatment, the tax consequences would differ from those set forth herein, and holders could be subject to US federal income tax upon the receipt of New Shares in the Scheme.

The discussion in this section assumes that the Intended Tax Treatment is correct.   Scheme Shareholders should consult their tax advisers about the proper US federal, state and local income tax treatment of the Scheme.

(a)	US Holders

As used in this paragraph 2, “US Holder” means a beneficial owner of Scheme Shares or New Shares that for US federal income tax purposes is: (i) an individual citizen or resident of the US; (ii) a corporation organised in or under the laws of the US, any state thereof, or the District of Columbia; (iii) a trust that: (1) is subject to the primary supervision of a US court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code); or (2) has a valid election in effect to be treated as a US person for US federal income tax purposes; or (iv) an estate the income of which is subject to US federal income taxation regardless of its source.

A US Holder will recognise no gain or loss on the cancellation of Scheme Shares and the issue of New Shares. A US Holder’s basis in New Shares will equal such US Holder’s aggregate adjusted tax basis in the Scheme Shares cancelled in the Scheme, and a US Holder’s holding period in the New Shares will include the period such US Holder held the Scheme Shares. If a US Holder acquired different blocks of Scheme Shares at different times or at different prices, the US Holder’s basis and holding period in the New Shares will be determined separately for each block of Scheme Shares.

US Holders may be required to attach to their tax returns for the year in which they receive New Shares a statement regarding application of the tax‑free reorganisation requirements (including information about the Scheme Shares cancelled and the New Shares issued) and to maintain certain records regarding the Scheme.

US Holders are encouraged to consult their tax advisers to determine the specific tax consequences to them of the Scheme, including the effect of any US federal, state, local, non‑US or other tax laws.

(b)	Non‑US Holders

As used in this paragraph 2, “Non‑US Holder” means a beneficial owner of Scheme Shares or New Shares that for US federal income tax purposes is neither a US Holder nor an entity or other arrangement classified as a partnership for US federal income tax purposes.

A Non‑US Holder who owns own directly, indirectly or constructively less than 5 per cent. (by value) of the equity interests of the Company or of NewCo at any point in the preceding five-year period generally will not be subject to US federal income tax on any gain realised on the cancellation of Scheme Shares or the issue of New Shares in the Scheme. A Non‑US Holder who owns own directly, indirectly or constructively less than 5 per cent. (by value) of the equity interests of the Company or of NewCo at any point in the preceding five-year period generally will not recognise any loss realised on the cancellation of Scheme Shares or issue of New Shares in the Scheme for US federal income tax purposes. Assuming a Non‑US Holder is not engaged in the conduct of a trade or business within the US, no US federal income tax filings will generally be required solely on account of the cancellation of Scheme Shares and the issue of New Shares.

Non‑US Holders are encouraged to consult their tax advisers to determine the specific tax consequences to them of the Scheme, including the effect of any US federal, state, local, non‑US or other tax laws.

2.2	Income from New Shares

(a)	US Holders

In general, any distributions made to a US Holder with respect to New Shares, to the extent paid out of NewCo’s current or accumulated earnings and profits (as determined under US federal income tax principles), will constitute dividends for US federal income tax purposes. Subject to certain holding period and other requirements, such dividends will generally be eligible for the dividends received deduction in the case of corporate US Holders and will generally be treated as “qualified dividend income” eligible for reduced rates of taxation for non‑corporate US Holders (including individuals). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the US Holder’s adjusted tax basis in its New Shares and then, to the extent such distribution exceeds the US Holder’s adjusted tax basis, as gain realised from the sale or other disposition of such New Shares, which will be treated as described in paragraph 2.3(a) of this Part III.

(b)	Non‑US Holders

In general, any distributions made to a Non‑US Holder with respect to New Shares, to the extent paid out of NewCo’s current or accumulated earnings and profits (as determined under US federal income tax principles), will constitute dividends for US federal income tax purposes and, provided such dividends are not effectively connected with such Non‑US Holder’s conduct of a trade or business within the US (and, if required by an applicable income tax treaty, attributable to a US permanent establishment or fixed base maintained by such Non‑US Holder), will be subject to US federal withholding tax from the gross amount of the dividend at a rate of 30 per cent., unless such Non‑US Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W‑8BEN or W‑8BEN‑E, as applicable). Any distribution not constituting a dividend will not be subject to US federal withholding tax and will be treated first as reducing (but not below zero) the Non‑US Holder’s adjusted tax basis in its New Shares and then, to the extent such distribution exceeds the Non‑US Holder’s adjusted tax basis, as gain realised from the sale or other disposition of such New Shares, which will be treated as described in paragraph 2.3(a) of Part III. However, the withholding rules applicable to distributions by USRPHCs (as defined in paragraph 2.3(b)(iii) of this Part III) that exceed current and accumulated earnings and profits are not clear.  If NewCo makes a distribution on the New Shares in excess of its current and accumulated earnings and profits, the applicable withholding agent may satisfy any withholding requirements by either (i) treating the entire distribution as a dividend that is subject to withholding at a rate of 30 per cent. (or a lower applicable treaty rate) or (ii) treat only the amount of the distribution reasonably estimated to be paid from current and accumulated earnings and profits as a dividend subject to withholding at a rate of 30 per cent. (or a lower applicable treaty rate), with the excess portion of the distribution (if any) treated generally as the result of a sale or other disposition of the New Shares, treated as described in paragraph 2.3(b) of Part III.

Dividends paid by NewCo to a Non‑US Holder that are effectively connected with such Non‑US Holder’s conduct of a trade or business within the US (and, if required by an applicable income tax treaty, attributable to a US permanent establishment or fixed base maintained by such Non‑US Holder) will generally not be subject to US federal withholding tax, provided such Non‑US Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W‑8ECI). Instead, such dividends will generally be subject to US federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to US Holders. If the Non‑US Holder is a corporation, dividends that are effectively connected income may also be subject to a “branch profits tax” at a rate of 30 per cent. (or such lower rate as may be specified by an applicable income tax treaty).

2.3	Disposal of New Shares

(a)	US Holders

On a sale or other disposition of New Shares, a US Holder generally will recognise gain or loss in an amount equal to the difference between the amount realised on the sale of the New Shares and the US Holder’s tax basis in its New Shares. Gain or loss recognised by a US Holder on a sale or other disposition of New Shares will generally be short‑term capital gain or loss if the US Holder’s holding period for the New Shares is one year or less and long‑term capital gain or loss if the US Holder’s holding period for the New Shares is more than one year. Long‑term capital gains of non‑corporate US Holders (including individuals) are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations.

(b)	Non‑US Holders

A Non‑US Holder will generally not be subject to US federal income tax on gain realised on a sale or other disposition of New Shares unless:

(i)
such Non‑US Holder is an individual who was present in the US for 183 days or more in the taxable year of such disposition and certain other requirements are met, in which case any gain realised will generally be subject to a flat 30 per cent. US federal income tax;

(ii)
the gain is effectively connected with a trade or business of such Non‑US Holder in the US (and, if required by an applicable income tax treaty, attributable to a US permanent establishment or fixed base maintained by such Non‑US Holder), in which case such gain will be subject to US federal income tax, net of certain deductions, at the same graduated individual or corporate rates applicable to US Holders, and any such gain of a Non‑US Holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30 per cent. (or such lower rate as may be specified by an applicable income tax treaty); or

(iii)	New Shares constitute US real property interests (“USRPIs”) by reason of NewCo’s status as a US real property holding corporation (“USRPHC”) for US federal income tax purposes.

With respect to paragraph 2.3(b)(iii) above, we are and expect we will continue to be a USRPHC. As a result, gain arising from the sale or other taxable disposition of the New Shares by a Non-U.S. Holder will not be subject to U.S. federal income tax if our New Shares are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5 per cent. or less of our New Shares throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. We believe that our New Shares are and will be regularly traded on an established securities market following this transaction. However, no assurance can be given in this regard, and no assurance can be given that our New Shares will remain regularly traded in the future.

2.4	Foreign Account Tax Compliance Act

Sections 1471 to 1474 of the Internal Revenue Code and the US Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as “FATCA”) generally impose withholding at a rate of 30 per cent. in certain circumstances on dividends in respect of securities (including New Shares) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution: (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain US persons and by certain non‑US entities that are wholly or partially owned by US persons and to withhold on certain payments; or (ii) if required under an intergovernmental agreement between the US and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the US authorities. An intergovernmental agreement between the US and an applicable foreign country may modify these requirements. Accordingly, the entity through which New Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of New Shares held by an investor that is a non‑financial non‑US entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30 per cent., unless such entity either: (a) certifies to the applicable withholding agent that such entity does not have any “substantial US owners”; or (b) provides certain information regarding the entity’s “substantial US owners,” which will in turn be provided to the US Treasury Department.

All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in New Shares.

US Holders and Non‑US Holders are encouraged to consult their tax advisers to determine the specific tax consequences to them of holding and disposing of New Shares, including the effect of any US federal, state, local, non‑US or other tax laws.

The discussion above is a general summary. It does not cover all tax matters that may be important to a particular holder. Scheme Shareholders should consult their tax advisers about the tax consequences of participating in the Scheme and holding New Shares under the Scheme Shareholder’s own circumstances.

Part IV

SETTLEMENT AND DEALINGS IN NEW SHARES FOLLOWING THE SCHEME EFFECTIVE TIME

While there are no material changes to the settlement arrangements currently in place for the Existing Shares, Shareholders are advised to read this Part IV carefully to ensure that they understand the arrangements that will apply to them following the Scheme Effective Time.

1.	Existing Shares held in uncertificated form in book-entry interest form

Following the Scheme Effective Time, all New Shares issued to Shareholders who immediately prior to the Scheme Effective Time held Existing Shares in uncertificated form in book entry interests, with the Existing Shares deposited with DTC and held through the DTC Nominee will be delivered to and deposited with DTC (held through the DTC Nominee), with book entry interests issued through DTC to the participant account of the relevant Shareholder.

Accordingly, after the Scheme Effective Time, Shareholders who held Existing Shares in uncertificated form in book entry interest form immediately prior to the Scheme Effective Time will be able to continue to transfer and settle their interests in New Shares in DTC and there will be no material difference to the underlying settlement mechanics of trading of the New Shares.

2.	Existing Shares held in uncertificated form through Existing Depositary Interests

Issue of NewCo DIs

As is currently applicable for the Existing Shares held in the form of Existing Depositary Interests, following the Scheme Effective Time, the New Shares will not be capable of being transferred or settled directly through the CREST settlement system. For this reason, NewCo will enter into arrangements to enable the Shareholders to hold, and settle transfers of, their interests in New Shares in CREST in the form of NewCo DIs, each representing an entitlement to one underlying New Share. This is similar to the arrangement entered into by the Company for the Existing Shares to enable Shareholders to hold, and settle transfers of, their interests in Existing Shares in CREST in the form of DIs, each representing an entitlement to one underlying Existing Share.

Shortly following the Scheme Effective Time, New Shares which are allotted for the benefit of Shareholders who held their Existing Shares in uncertificated form in the form of Existing Depositary Interests, through CREST, immediately prior to the Scheme Effective Time will be delivered to the DTC Nominee and book entry interests representing the New Shares will automatically be delivered through DTC to the participant account of the DI Custodian, acting in its capacity as custodian of the New Shares underlying the New DIs, which will hold those entitlements to New Shares as custodian for the DI Depositary. The DI Depositary will issue NewCo DIs representing New Shares on a one to one basis through CREST to the CREST account in which each relevant Shareholder previously held Existing Shares in the form of Existing Depositary Interests.

NewCo DIs will be created and issued under the terms of the deed poll made by the DI Depositary constituting the NewCo DIs (the “DI Deed”), which will govern the relationship between the DI Depositary and the holders of NewCo DIs. The DI Deed will be available on request from the DI Depositary in due course. To request a copy of the DI Deed, please contact the DI Depositary by phone on +44 (0) 370 702 0151. Lines are open 8.30 a.m. to 5.30 p.m. (London time) Monday to Friday (excluding UK public holidays).

The registered holder of New Shares represented by NewCo DIs will be the DTC Nominee. The custodian of the corresponding DTC book‑entry interests representing those NewCo Shares will be the DI Custodian who will hold the book entry interest in such shares through the DTC system for the DI Depositary. The DI Depositary will hold the book entry interests in those New Shares on trust (as bare trustee under English law) for the holders of NewCo DIs. The DI Depositary will maintain a register of holders of NewCo DIs and will make a copy of such register available to NewCo.

Rights attaching to NewCo DIs

Under the DI Deed, the DI Depositary will: (a) send out notices of shareholder meetings to the holders of NewCo DIs; and (b) produce a definitive list of holders of NewCo DIs at the record date for such meetings. In addition, holders of NewCo DIs will be entitled to provide voting instructions via the DI Depositary to the DI Custodian (being the custodian of New Shares underlying the NewCo DIs) in respect of the underlying New Shares.

As a result, the holder of NewCo DIs will be able to:

•	receive notices of meetings of shareholders of NewCo;

•	give directions to vote at meetings of shareholders of NewCo;

•	request to be appointed as proxy in respect of New Shares underlying their NewCo DIs, enabling them to attend and speak at meetings of shareholders of NewCo; and

•	have made available to them, at their request, copies of the annual reports and accounts of NewCo and all other documents issued by NewCo to shareholders of NewCo generally.

Holders of NewCo DIs will otherwise be treated in the same manner as if they were registered holders of the New Shares underlying their NewCo DIs, so far as is possible in accordance with appliable law, the DTC operations, the CREST arrangements and the DI Deed. This will include being able to receive dividends and participate in capital events, so far as practicable, in the same manner as registered holders of New Shares.

Holders of NewCo DIs can (with settlement occurring through NewCo DIs) trade New Shares on the London Stock Exchange or choose to cancel their NewCo DIs (as described below) and hold their entitlements to New Shares through an account within DTC and/or trade the underlying New Shares on the New York Stock Exchange. Holders of New Shares through an appointed CREST custodian or nominee should contact their chosen custodian or nominee in the event that they wish to cancel NewCo DIs that they receive following the Scheme Effective Time so as to receive their interest in New Shares through DTC or directly on the NewCo share register through DRS.

Withdrawal of New Shares underlying NewCo DIs

Holders of NewCo DIs will be able to cancel their NewCo DIs by submitting a cross‑border instruction (in the form of a CREST stock withdrawal message) for the underlying book‑entry interests in DTC held by the DI Custodian to be: (i) transferred within DTC to another bank, broker or nominee (selected by the holder) who is a participant in DTC; or (ii) withdrawn from DTC and to hold the underlying New Shares in DRS (in which case, the relevant book‑entry interests held by the DI Custodian within DTC shall be cancelled and a corresponding number of New Shares will be transferred from the DTC Nominee to the holder named in the CREST stock withdrawal message), in each case in accordance with the rules and practices of the DI Depositary, for which a service fee may be payable (and details of which are available on request from the DI Depositary). This message must include the account information of the nominated DTC participant or, if underlying shares are to be recorded in DRS, the full name and address of the shareholder to which New Shares should be delivered, in accordance with the rules and practices of the DI Depositary, CREST and DTC.

Valid instructions received by the DI Depositary are typically completed within 48 hours (excluding any non‑working days in any relevant jurisdictions) and holder of NewCo DIs should consider these timings, and those of their chosen broker, when instructing corresponding trades on the New York Stock Exchange.

Cancellation of NewCo DIs is subject to a charge. For details of the current cancellation charges or for assistance in cancelling NewCo DIs, holders of NewCo DIs should contact the DI Depositary by email uk.globaltransactions@computershare.com.

Other terms of the DI Deed

Holders of NewCo DIs will be required to warrant, among other things, that any New Shares issued or transferred to the DI Depositary (or the DI Custodian on its behalf) will be free and clear of all third party security interests and that such transfers are not in contravention of any contractual obligation, law or regulation.

Subject to certain exceptions, the DI Depositary and any custodian or agent appointed by it (and their respective officers, employees and agents) are entitled to be indemnified by NewCo against all liabilities incurred in the performance of their obligations under the DI Deed. The DI Depositary may: (i) make deductions from income or capital receipts which would otherwise be due to the holders of NewCo DIs; and/or (ii) sell the underlying New Shares and make such deductions from the proceeds of sale, as may be required for this purpose or to meet any tax liability of such holder of NewCo DIs in respect of which the DI Depositary is required to make any deduction or withholding.

The DI Deed contains provisions excluding and limiting the DI Depositary’s liability. The DI Depositary will not be liable for any acts or omissions of NewCo, the CREST Operator or any third party reasonably appointed by the DI Depositary outside its group to provide services in connection with the NewCo DIs.

The DI Depositary may terminate the DI Deed by giving at least 30 days’ notice to holders of NewCo DIs. The DI Depositary may amend the DI Deed by giving 30 days’ notice to holders of NewCo DIs where such amendments do not, in the reasonable opinion of the DI Depositary, materially affect the interests of holders of NewCo DIs. For any amendment which shall, in the reasonable opinion of the DI Depositary, be materially prejudicial to the interests of the holders of the NewCo DIs as a whole, such amendments shall not take effect until 40 days after service of notice on the holders of NewCo DIs.

The DI Depositary (or any other duly appointed nominee or custodian) may require any holder of NewCo DIs to provide information in relation to their holdings of NewCo DIs on the same basis as such information may be required from a holder of NewCo Shares.

In relation to distribution payments arising from dividends payable in respect of interests in New Shares held in the form of NewCo DIs, following the Scheme Effective Time, NewCo’s default payment currency for dividends will be US dollars. Shareholders in NewCo who will hold NewCo DIs directly and who wish to receive dividends in pounds sterling (or in any other currency other than US dollars) must elect to do so through the DI Custodian unless they have previously done so. Shareholders in NewCo who will be underlying beneficial holders of NewCo DIs and who wish to receive dividends in pounds sterling (or in any other currency other than US dollars) must contact their custodian or nominee through whom their interest in New Shares are held unless they have previously done so. Further information is set out at paragraph 13.4 of Part II.

To the extent possible, all preferences, tax certifications and other instructions to the Company, or DI Depositary, in force at the Scheme Effective Time relating to Existing Shares, or Existing Depositary Interests, shall, unless and until revoked or amended, be deemed as from the Scheme Effective Time to be valid and effective mandates, preferences and instructions to NewCo, or DI Depositary.

3.	Existing Shares held in certificated form

At the Scheme Effective Time, Shareholders who held their Existing Shares in certificated form immediately prior to the Scheme Effective Time will have their existing share certificates cancelled and will, subject to customary US letter of transmittal processes, instead have their New Shares represented directly through DRS. Upon the completion and return of a letter of transmittal (and surrender of any previously issued and outstanding share certificates representing Existing Shares), the name of each holder will be entered as the registered owner of the relevant number of New Shares on NewCo’s share register. DRS is a method of recording entitlement to New Shares in book‑entry form which enables the Transfer Agent to maintain those shares electronically in NewCo’s records without the need for a physical share certificate to be issued. Shares held in DRS have all the traditional rights and privileges of shares held in certificated form. Shareholders who receive their New Shares through DRS will be sent a book‑entry account statement of ownership evidencing such shareholder’s ownership of New Shares by the Transfer Agent following the Scheme Effective Time. Along with the statement of ownership, such Shareholders will also be sent information about DRS, including further details on how New Shares can be held, transferred or otherwise traded through DRS (the “DRS Advice”). Proxy materials, including annual reports, or notice of internet availability in lieu of copies of such proxy materials, and other shareholder communications will be mailed from NewCo and/or its voting agent directly to Shareholders who hold their New Shares through DRS.

Note, Shareholders who held their Existing Shares in certificated form may be prevented from transacting in the New Shares, participating in shareholder meetings of NewCo and/or have any dividends or distributions declared and paid by NewCo accrued and withheld until such time as the required letter of transmittal is successfully completed and returned to the nominated exchange agent, Computershare Trust Company, N.A.  Letters of transmittal will be posted to entitled Shareholders as soon as practicable following the listing of New Shares on the New York Stock Exchange.

Persons holding New Shares through DRS who wish to dispose of their New Shares may do so by contacting the Transfer Agent in the manner set out in the DRS Advice or any broker or custodian that is a DTC participant. The dealing services provided by, and fees chargeable by, different brokers may change from time to time and will vary between each broker and custodian. Any dividends paid on New Shares held through DRS will be paid to holders of New Shares by cheque, provided that a holder of New Shares may, if such holder so wishes and subject to certain limitations, contact the Transfer Agent (including through its online shareholder portal) requesting that payment in respect of dividends or other distributions (if any) on such New Shares be made directly to such holder’s bank account (assuming, in each case, that such person remains a holder of New Shares as of any relevant dividend record date). Further information will be set out in the DRS Advice.

Shareholders who receive New Shares through DRS, but subsequently wish to hold New Shares through a DTC participant, may instruct their DTC broker to transfer their New Shares into such DTC participant’s account. Details of the manner in which such instructions may be given are available from the Transfer Agent upon request by contacting the Transfer Agent, or by contacting their DTC broker and providing them with a copy of the DRS Advice.

Holders of New Shares in DRS will require their unique holder identification number, as printed on their DRS Advice, when contacting their DTC broker to trade or when transferring their New Shares to such DTC broker’s account. Any such holders in DRS with questions in relation to transferring to a DTC broker should contact their chosen DTC broker for instructions, timings and any applicable fees. For questions in relation to trading New Shares in DRS through services provided by the Transfer Agent, please contact the Transfer Agent using the contact details provided on the DRS Advice.

Holders of New Shares in DRS who are Restricted Shareholders will be subject to additional restrictions on transfer pursuant to US securities laws.

To the extent possible, all preferences, tax certifications and other instructions to the Company, or DI Depositary, in force at the Scheme Effective Time relating to Existing Shares, or Existing Depositary Interests, shall, unless and until revoked or amended, be deemed as from the Scheme Effective Time to be valid and effective mandates, preferences and instructions to NewCo, or DI Depositary.

Part V

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS
AND
DESCRIPTION OF CAPITAL STOCK OF NEWCO AFTER THE SCHEME

1.            Comparison of corporate governance and shareholder rights

The Company is a public limited company incorporated in England and Wales under English law. English law and the Company’s Articles govern the rights of Shareholders. Diversified Energy Company is a corporation incorporated in Delaware and subject to Delaware law.

Below is a summary outlining important similarities and differences in the corporate governance and shareholder rights associated with each of the Company and NewCo according to applicable law, exchange requirements or the respective organizational documents.

Topic	English law	Delaware law
A Share capital and distributions
1.	Dividends and distributions
•  Subject to a company’s articles of association, shareholders have the right to receive a proportion of dividends pro rata to their percentage ownership.

•       Different share classes may have different dividend rights. The Company only has a single class of shares in issue.

•    Dividends can only be paid out of a company’s distributable reserves. These reserves can be created by a reduction of share capital (see below). Further, a public company can only make a distribution if the amount of its net assets is not less than the aggregate of its called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

•     Dividends can be: (i) final dividends (which are recommended by the directors and declared by shareholders by way of an ordinary resolution); or (ii) interim dividends (which are decided and paid by the board).

•    Final dividends become a debt of a company once they have been declared by the shareholders. Interim dividends become a debt only after they are paid.

•   Subject to a company’s certificate of incorporation and bylaws, shareholders have the right to receive a proportion of dividends pro rata to their percentage ownership.

•       Different share classes may have different dividend rights. NewCo will initially only have one class of shares in issue.

•      Dividends can only be paid either: (i) out of a company’s surplus (defined as net assets minus capital); or (ii) if there is no surplus, out of a company’s net profits from the prior fiscal year, provided that no dividend may be paid from net profits if the company’s capital is less than the aggregate amount of capital represented by the issued and outstanding shares of classes having a preference on the distribution of assets.

•    Dividends are declared by a company’s board of directors. Shareholders do not vote for or approve the declaration or payment of dividends.

•       There is no concept of “interim” or “final” distributions in Delaware.

Topic	English law	Delaware law
• Final dividends become a debt of a company once they have been declared by the shareholders. Interim dividends become a debt only after they are paid.
2.	Share buybacks
•     Public companies such as the Company may buy back or redeem their own shares, provided that: (i) they comply with certain procedural requirements (including seeking shareholder approval); and (ii) there are no restrictions contained within their articles of association. There are no restrictions on share buybacks in the Company’s Articles and a general authority for the Company to purchase its own shares was sought at the Company’s 2025 annual general meeting.

•     Share buybacks must be financed out of distributable profits or the proceeds of a fresh issue of shares made for the purpose of financing the buyback.

•     A company may buy back or redeem its own shares without shareholder approval, provided that the company’s capital is not impaired and such share buyback would not cause capital impairment (which has been interpreted to mean that a company may only use surplus (defined as net assets minus capital) to effect such share buyback).

•    Issuer tender offers are subject to significant procedural and disclosure requirements under the US Exchange Act.

•     Rule 10b‑18 under the US Exchange Act provides a safe harbour which can be relied upon in the event that relevant buyback programme complies with certain conditions relating to manner of purchase, timing, price and volume.

3.	Winding up and dissolution
•   Subject to a company’s articles of association, shareholders are entitled to a share of the proceeds on the winding‑up of the company.

• Shareholders may under certain circumstances seek the winding‑up of the company following payment of any creditors.

•   Subject to a company’s certificate of incorporation and bylaws, shareholders are entitled to a share of the assets of a winding‑up company following payment of any claimants.

•      Dissolution must be approved by either: (i) the resolution of a majority of the board followed by approval of a majority of shareholders; or (ii) the unanimous written consent of all shareholders.

Topic	English law	Delaware law
4.	Authority to allot shares (and filings connected with increases in authorised capital)
•      Authority for the directors’ to allot shares, or to grant rights to subscribe for or to convert any security into shares, may be included in the company’s articles of association and/or the shareholders may pass a resolution giving the directors such authority. There is no concept of a maximum authorised share capital for UK companies.

•     The Company’s Articles provide that the Company can issue shares with any rights or restrictions attached to them as may be determined by ordinary resolution passed by the shareholders or, subject to receiving the requisite authority to allot shares, by the directors.

•     A company’s certificate of incorporation includes a specific maximum number of authorised shares of each class. The board may authorise the issuance of shares up to the amount specified in the certificate of incorporation without needing to seek shareholder approval under Delaware law.

•    The New York Stock Exchange may require shareholder approval of certain share issuances, including for the issuance of 20 per cent. or more of a company’s outstanding shares of common stock in private offerings where the shares are sold at a discount to market, as well as in connection with certain related party transactions.

•   An amendment to the certificate of incorporation is required to effect any increase in authorised shares or consolidation or subdivision of shares. Such amendment must receive the approval of a majority of shareholders who vote on such amendment unless a higher threshold is set forth in the company’s certificate of incorporation.

5.	Pre‑emption rights
•      Shares in a company cannot be issued for cash to any person until an offer has been made (on the same or more favourable terms) to each existing shareholder to subscribe for such shares that are issued by the company pro‑rata in accordance with their existing holding.

•   Shareholders may approve an annual authority in respect of the disapplication of pre‑emption rights at its annual general meetings in accordance with guidance set out by the Pre‑Emption Group in the United Kingdom and guidance from proxy advisers.

•      Unless provided otherwise in a company’s certificate of incorporation or any shareholder agreement, shareholders do not have any pre‑emptive rights to subscribe to additional issuances of the company’s shares.

•    NewCo Shareholders will not have any pre‑emptive rights.

Topic	English law	Delaware law
6.	Treasury shares
•      Once shares are held as treasury shares, the usual rights attaching to shares (including voting and dividend rights) are suspended pending their sale, transfer or cancellation.

•      A company may resell treasury shares for cash consideration. Treasury shares can also be used in connection with employee share schemes.

•      Once shares are held as treasury shares, the usual rights attaching to shares (including voting and dividend rights) are suspended pending their sale, transfer or retirement.

•      A company may resell treasury shares for greater or less than, or equal to, the par value (if any) of such shares and for cash, property or any combination thereof.

•     Treasury shares may be retired by the board such that they resume the status of authorised but unissued shares.

7.	Limited liability of shareholders
•      The liability of a shareholder to a company is limited to the amount (if any) which remains unpaid in respect of their shares. All shares in issue in the Company are fully paid up.

•      In the event of an insolvent liquidation, the liquidator is not entitled to any contribution from shareholders to meet the company’s unsatisfied liabilities beyond the amounts (if any) which remain unpaid in respect of its share capital.

•      Unless provided otherwise in a company’s certificate of incorporation, shareholders are not personally liable for the payment of the company’s debts except as they may be liable by reason of their own conduct or acts.

•      In the event of the dissolution and winding up of a company, the aggregate liability of any shareholder shall not exceed the amount distributed to such shareholder in dissolution.

B	Voting
8.	Resolutions (ordinary versus special and related filing requirements)
•       An ordinary resolution of the shareholders (or of a class of shareholders) of a company is a resolution that is passed by a simple majority (i.e., when more than 50 per cent. of the votes cast are in favour of the resolution). Ordinary resolutions need only be filed with the Registrar of Companies and will be publicly available in certain circumstances.

•    There is no concept of “ordinary” or “special” resolutions under Delaware law. The voting threshold for any particular matter is determined by a company’s certificate of incorporation and bylaws, which may impose different voting thresholds for different shareholder actions, subject to Delaware law.

Topic	English law	Delaware law

•       A special resolution of the shareholders (or of a class of shareholders) of a company is a resolution passed by a majority of not less than 75 per cent. of the votes cast are in favour of the resolution. All special resolutions must be filed at the Registrar of Companies within 15 days of being passed and will then be publicly available.

9.	Voting rights – particularly on a poll and show of hands
•      Subject to the rights of share classes set out in a company’s articles of association, each shareholder has a right to vote on shareholder resolutions of the company.

•   Subject to a company’s articles of association, on a resolution at a meeting on a show of hands, each shareholder present has one vote. On a poll, each shareholder has one vote in respect of each share they hold. This concept is reflected in the Company’s Articles and is subject to any special rights or restrictions as to voting which are given to any shares or upon which any shares may be held at the relevant time. Under the Company’s Articles, for so long as the Existing Shares are held in the settlement system operated by DTC and a DTC Depositary holds legal title to shares in the capital of the Company for DTC, any resolution put to the vote of a general meeting must be decided on a poll.

•      Any five or more persons at a meeting who are entitled to vote, or the holders of not less than 10 per cent. of the voting rights in a company, can: (i) demand a poll on most resolutions; and (ii)  require the directors of the company to obtain an independent report on any poll taken, or to be taken, at a general meeting.

•       Voting results must be publicly disclosed.

•   Subject to a company’s certificate of incorporation, each shareholder has one vote per share.

•    There is no “poll” or “show of hands” concept in Delaware; all votes and ballots are counted, with no “show of hands,” and, pursuant to SEC rules, reporting companies must publicly disclose the voting results.

Topic	English law	Delaware law
10.	Requisitioning of resolutions
•     Shareholders representing not less than 5 per cent. of a company’s paid‑up voting share capital (excluding any paid‑up capital held as treasury shares) can requisition a shareholder meeting by specifying a resolution to be proposed at the meeting and circulating relevant explanatory statements.

•    Shareholders of a company may call a shareholder meeting if they are given a call right to do so in the company’s certificate of incorporation or bylaws and if they satisfy the conditions and procedures set forth therein. The NewCo Constitutional Documents provide that shareholders who collectively own at least 25 per cent. of the Company’s outstanding shares may request that a special shareholders’ meeting be held.

•      Shareholders of a company have the right to nominate directors and propose other business at meetings of shareholders to the extent set forth in the company’s certificate of incorporation or bylaws. The NewCo Bylaws provide that any shareholder may nominate a director or propose other business in connection with any annual meeting of shareholders, subject to various procedural requirements set forth in the NewCo Bylaws.

•       Under SEC Rule 14a‑8, shareholders have the right to submit shareholder proposals, which typically must be included in a company’s proxy statement for annual meetings of shareholders if they comply with the procedural requirements of the rule (unless otherwise withdrawn by the shareholder proponent or excluded by SEC no-action request).

C	Minority shareholder protection

Topic	English law	Delaware law
11.	Protection of minority interests and shareholders’ litigation
•      A shareholder may petition the court for an order giving relief on the grounds that a company’s affairs are being (or have been or are going to be) conducted in a manner which is unfairly prejudicial to the interests of its shareholders generally, or to some part of its shareholders (including at least the complainant shareholder).

•      A shareholder may bring a derivative claim against a director on behalf of a company where the shareholder can demonstrate that the director has been negligent, in default or has committed a breach of their duties or breach of trust.

•       A shareholder may initiate a class action or derivative suit for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law.

•     A shareholder may file a direct lawsuit against directors and majority shareholders alleging injuries specific to the claimant’s rights as a shareholder.

D	Acquisitions and transfers of shares
12.	Transfers of shares
•     In general, both the legal and beneficial title to shares are freely transferable at any time and to any person with capacity to hold the shares, unless transfer restrictions are contained in a company’s articles of association or shareholders’ agreement.

•     In general, both the legal and beneficial title to shares are freely transferable at any time and to any person with capacity to hold the shares unless transfer restrictions are included in the certificate of incorporation, bylaws or a shareholder agreement.

•    Shares not registered under the US Securities Act may only be transferred if such shares or transfer fall under an exemption from registration or safe harbour.

13.	Compulsory acquisition
•      If a bidder in a takeover offer acquires or contracts to acquire 90 per cent. of the shares and voting rights it does not already own in a company, it has the statutory right to buy the shares of the minority shareholders.

•   The minority shareholders have an equivalent right to require the bidder to acquire their shares at the offer price.

•   A parent company can force minority shareholders to sell their shares to the parent company in certain circumstances, typically where a shareholder already owns at least 90 per cent. of the company’s common shares or where an acquiror owns at least 50 per cent. of the common shares of a company following a friendly tender or exchange offer.

•       The dissenting shareholders have rights to require the bidder to acquire their shares at fair value in certain circumstances.

Topic	English law	Delaware law
14.	Schemes of arrangement
•      A company may implement a scheme of arrangement with its shareholders and/or creditors to achieve a number of outcomes (including solvent reorganisations, mergers and insolvent restructurings) with the support of a majority in number representing 75 per cent. in value of each class of shareholder or creditor attending and voting at the meeting. If the necessary statutory majorities are obtained and the court grants an order sanctioning the scheme, the order must then be delivered to the Registrar of Companies (following which the scheme shall become effective).

•       The terms of the scheme will only become effective and binding on a company and all members of the relevant classes (including any dissenting shareholder/creditor and any shareholder/creditor who did not vote) once the court order has been delivered to the Registrar of Companies.

•    There is no Delaware equivalent of a scheme of arrangement in the business acquisition context. A company seeking to effect a merger must obtain the approval of the board of directors and the affirmative vote of shareholders holding a majority of a company’s outstanding shares with voting rights, unless the company’s certificate of incorporation requires a higher threshold for shareholder approval.

•   Court approval is not required for a Delaware company to effect a merger, although other regulatory approvals may be required.

•      The terms of any merger are set forth in a written agreement rather than a scheme of arrangement.

15.	Financial assistance
•   Subject to certain exemptions, public companies are prohibited from giving financial assistance for the purpose of the acquisition of its shares or those of a parent company. The prohibition covers any financial assistance given to reduce or discharge any liability incurred by the company or any third party for the purpose of the acquisition.

•    There is no statutory restriction on any company giving financial assistance for the purpose of the acquisition of its own shares, or a subsidiary of any company giving financial assistance for the purpose of the acquisition of shares in a private holding company.

Topic	English law	Delaware law
E	Information rights
16.	Access to information for shareholders
•     Shareholders have the right to receive a copy of the annual report and all corporate action notices and accompanying documentation such as notices of general meetings and related proxy forms, circulars, prospectuses and offer documents.

•      Under Delaware law, shareholders as of the record date of the relevant meeting determined by the board of directors are entitled to notice of any meeting of shareholders or any adjournment thereof. Such notice must state the purpose(s) for which the meeting is called.

•      Under the US Exchange Act, a company is required to deliver a proxy statement to its shareholders before it can solicit proxies for a shareholder meeting.

•      SEC rules regulate the proxy solicitation process, including the preparation, filing and distribution of proxy materials to shareholders.

F	Shareholder meetings and directors
17.	Annual general meeting	• Public companies are obliged by statute to hold an annual general meeting each year.	• A company is required to hold an annual meeting of shareholders every 13 months. The New York Stock Exchange requires each listed company to hold an annual meeting of shareholders each fiscal year.
18.	Quorum of shareholder meetings	• Pursuant to the Company’s Articles, two persons entitled to vote at the meeting, present in person or represented by a proxy, shall constitute a quorum.	• The NewCo Bylaws provide that a majority in voting power of the outstanding shares of NewCo entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum.
19.	Removal of directors	• Shareholders have the absolute power, by ordinary resolution, to remove a director from office before the expiration of their period of office.
•     Any director or the entire board may be removed by a majority shareholder vote: (i) for cause only if the board is classified (where the board of directors is divided into different classes, with each class serving staggered terms); and (ii) with or without cause if the board is not classified. Because the board of NewCo will not be classified, a majority of shareholders may remove a director with or without cause.

Topic	English law	Delaware law
20.	Appointment of directors
•    Pursuant to the Company’s Articles, a director can be appointed by the Board or following shareholder approval of an ordinary resolution.

•       At every annual shareholder meeting, each of the directors shall retire from office and may offer themselves up for re‑appointment by the shareholders.

•      Pursuant to the NewCo Bylaws, directors are elected annually by the shareholders. In an uncontested election, directors shall be elected by a majority of the votes cast, and in a contested election, directors shall be elected by a plurality of the votes cast.

•       A vacancy on the board may be filled by a new director appointed with the affirmative vote of a majority of the remaining directors.

21.	Indemnification of directors and officers and director / officer exculpation
•      Public companies can only indemnify their directors against certain liabilities to third parties, including legal costs, damages and interest awarded in civil proceedings.

•       Public companies generally cannot protect their directors from liabilities arising from negligence or breaches of duty.

•   Public companies must disclose the existence of any qualifying third party indemnity provisions in their annual report.

•       A company may, subject to limitations set forth by law and by contract, indemnify its directors and officers for expenses or losses incurred in connection with litigation or other proceedings related to their service to the company.

•     A company may include a provision in certificate of incorporation eliminating or limiting the personal liability of directors and officers for monetary damages for breach of a fiduciary duty as a director or officer, except no provision in the certificate of incorporation may eliminate or limit the liability of a director or officer for: any breach of the duty of loyalty to the corporation or its shareholders; acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; statutory liability for unlawful payment of dividends or unlawful share purchase or redemption; or any transaction from which the director or officer derived an improper personal benefit.

Topic	English law	Delaware law

•   Public companies are not required to annually disclose the existence of third-party indemnification provisions but may on occasion be required to disclose such information in connection with filing registration statements.

22.	Directors’ duties
•     Directors owe duties to the company and not to shareholders. These include: (i) the duty to act in accordance with the company’s constitution and to use powers for the purpose for which they were conferred; (ii) the duty to promote the success of the company for the benefit of its members; (iii) the duty to exercise independent judgement; (iv) the duty to exercise reasonable care, skill and diligence; (v) the duty to avoid conflicts of interest, other than arising from a transaction/ arrangement with the company (subject to exceptions where, for example, the conflict has been authorised); (vi) the duty to declare any interest in a proposed transaction or arrangement with the company; and (vii) the duty not to accept benefits from third parties.

•      Directors owe duties both to the company and its shareholders, including the primary fiduciary duties of the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. The duty of loyalty requires that a director act in good faith and in a manner he or she reasonably believes to be in the best interests of the company.

2.            Description of capital stock of NewCo after the Scheme

2.1	Overview

The following description of the material terms of NewCo’s capital stock includes a summary of certain provisions of Delaware law and the NewCo Constitutional Documents. The following description does not purport to be complete and is qualified in its entirety by reference to the full text of the NewCo Constitutional Documents and the provisions of applicable law. All Shareholders are encouraged to read each of the NewCo Certificate of Incorporation and the NewCo Bylaws when they are available.

2.2	Authorised capitalisation

The total amount of our authorised capitalised stock will consist of 350,000,000 NewCo Common Shares and 30,000,000 preferred shares immediately after the Scheme Effective Date. We expect that NewCo will have approximately 76,852,000 NewCo Common Shares (calculated based on the number of Existing Shares issued and outstanding as of 9 October 2025, without giving effect to share repurchases and any shares that may be issued with respect to outstanding equity awards) and no NewCo preferred shares outstanding immediately after the Scheme Effective Date.

2.3	NewCo common stock

(a)	Voting rights

Each holder of NewCo Common Shares will be entitled to one vote in person or by proxy for each NewCo Common Share held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that except as otherwise required by applicable law, holders of Common Shares are not entitled to vote on any amendment to the Certificate of Incorporation which relates solely to the terms of one or more outstanding classes or series of NewCo preferred shares if the holders of such affected series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the NewCo Certificate of Incorporation or Delaware law. The holders of NewCo Common Shares will not have cumulative voting rights. Except as otherwise required in the NewCo Certificate of Incorporation or by applicable law, the holders of NewCo Common Shares will vote together as a single class on all matters on which stockholders are generally entitled to vote.

(b)	Dividend rights

Subject to applicable law and the rights, if any, of holders of any outstanding series of NewCo preferred shares or any class or series of stock having a preference over, or the right to participate with, the NewCo Common Shares with respect to the payment of dividends and other distributions in cash, property or shares of capital stock of NewCo, dividends and other distributions may be declared by the NewCo Board from time to time and paid rateably on the NewCo Common Shares out of the assets of NewCo that are by law available at such times and in such amounts as the NewCo Board in its discretion shall determine.

(c)	Rights upon liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of NewCo, subject to the right, if any, of the holders of any outstanding series of NewCo preferred shares or of any class or series of stock having a preference over or the right to participate with the NewCo Common Shares as to distributions upon dissolution or liquidation or winding up of NewCo, the holders of issued and outstanding NewCo  Common Shares shall be entitled to receive rateably, in proportion to the total number of NewCo Common Shares held by each holder, all the remaining assets and funds of NewCo available for distribution to its stockholders, whether from capital or surplus in accordance with Delaware law.

(d)	Pre‑emptive rights

Holders of NewCo Common Shares will not be entitled to any pre‑emptive, subscription, redemption or conversion rights.

2.4	NewCo preferred stock

The NewCo Board is empowered, without any action or vote by the company’s stockholders (except as may otherwise be provided by the terms of any series of NewCo preferred shares then outstanding), to authorise by resolution or resolutions from time to time the issuance of one or more series of NewCo preferred shares and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, if any, with respect to each such series of NewCo preferred shares and the number of shares constituting each such series, and to increase or decrease the number of shares of any such series to the extent permitted by Delaware law. The powers (including voting powers), preferences and relative, participating, optional and other special rights of each series of NewCo preferred shares and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding. The issuance of NewCo preferred shares could have the effect of decreasing the trading price of NewCo Common Shares, restricting dividends on the capital stock of NewCo, diluting the voting power of NewCo Common Shares, impairing the liquidation rights of the capital stock of NewCo, or delaying or preventing a change in control of NewCo.

2.5	Dividends

The NewCo Board has discretion over whether to distribute dividends, subject to the NewCo Constitutional Documents and certain requirements of Delaware law. If the NewCo Board decides to pay dividends, the form, frequency and amount will depend upon future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the NewCo Board may deem relevant.

2.6	Annual stockholder meetings

The NewCo Bylaws provide that the annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with the NewCo Bylaws will be held at such date, time and place, if any, as will be determined by the NewCo Board and stated in the notice of the meeting. The NewCo Board may postpone, reschedule or cancel any previously scheduled annual meeting of stockholders. To the extent permitted under applicable law, the meeting can be held in whole or in part by means of remote communication.

2.7	Election and removal of Directors; vacancies

NewCo will have an unclassified board and, in accordance with the Company’s usual practice, members of the NewCo Board will stand for election each year. To be elected, director candidates must receive the affirmative vote of the holders of a majority of votes cast at the meeting for the election of directors at which a quorum is present, except that in the case of a contested election, the election will be determined by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. A “majority of votes cast” means that the number of shares voted “for” a director nominee must exceed the number of shares voted “against” that director nominee, and “abstentions” and “broker non‑votes” are not counted as votes cast with respect to that director nominee’s election.

Subject to the rights of the holders of any series of NewCo preferred shares then outstanding, directors of NewCo may be removed from office at any time with or without cause by the affirmative vote of the holders representing a majority of the voting power of the then outstanding shares of NewCo entitled to vote generally in the election of directors, at a meeting of stockholders called for that purpose. Unless otherwise provided by the NewCo Certificate of Incorporation, and subject to the Relationship  Agreement between the Company and EIG Management Company, LLC, the NewCo Board has the power to determine the number of directors from time to time by resolution, but in any event the total number of directors constituting the NewCo Board shall be no less than two and no more than 17.

Newly created directorships resulting from any increase in the authorised number of directors and vacancies on the NewCo Board resulting from death, resignation, disqualification, removal or any other cause will only be filled by the affirmative vote of a majority of the directors then in office or by a sole remaining director, even though less than a quorum of the NewCo Board, and any director appointed in this manner will hold office until the first annual meeting of stockholders held after such director’s appointment for the purpose of electing directors and, unless the number of directors is reduced effective at such annual meeting of stockholders in accordance with the provisions of the NewCo Constitutional Documents, until such director’s successor will have been elected and qualified or until his or her earlier death, resignation, disqualification or removal.

2.8	Quorum

Unless otherwise required by law or the NewCo Constitutional Documents, at each meeting of stockholders, a majority in voting power of the outstanding shares of NewCo entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business. The chair of the meeting shall have the power to recess, reschedule, postpone and/or adjourn meetings of stockholders for any (or no) reason from time to time and, if a quorum will not be present or represented by proxy at any meeting of the stockholders, the stockholders present in person or represented by proxy will have the power, by the affirmative vote of a majority in voting power of the outstanding shares of NewCo present and entitled to vote thereon, to adjourn the meeting from time to time, in the manner provided in the NewCo Bylaws, until a quorum will be present or represented by proxy.

2.9	Authorised but unissued capital stock

Delaware law does not require stockholder approval for any issuance of authorised shares. However, the rules of the NYSE, which will apply to NewCo if and so long as the NewCo Common Shares remain listed on the NYSE, require a listed company to obtain stockholder approval prior to issuing common stock (or securities convertible into or exercisable for common stock) if the aggregate number of such shares of common stock will equal or exceed 20 per cent. of either the then outstanding voting power of all capital stock or the then outstanding number of shares of common stock, unless such issuance is a public offering for cash or any other financing that is for cash and over a certain minimum price per share. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, capital raises or acquisitions.

One of the effects of the existence of unissued and unreserved common stock may be to enable the NewCo Board to issue shares to persons who are friendly to current management without offering pre‑emptive rights to existing stockholders, which issuance could render more difficult or discourage an attempt to obtain control of NewCo by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their NewCo Common Shares at prices higher than prevailing market prices.

2.10	Special meetings

Unless otherwise required by law or by the NewCo Constitutional Documents, special meetings of stockholders, for any purpose or purposes, may be called by: (a) the NewCo Board at any time; or (b) the Corporate Secretary after receipt of a written request to call a special meeting of stockholders (a “Special Meeting Request”) from stockholders who collectively Own (as defined in the NewCo Bylaws), in the aggregate, at least 25 per cent. of the voting power of the outstanding shares of NewCo then entitled to vote on the matter or matters to be brought before the proposed special meeting, in each case, subject to the requirements and limitations set forth in the NewCo Bylaws. The NewCo Bylaws limit business transacted at a special meeting of stockholders to only such business brought before the meeting pursuant to NewCo’s notice of meeting and the purpose stated by the person calling the special meeting or, in the case of a special meeting requested by stockholders, the purpose stated in the Special Meeting Request, provided that the NewCo Board is not prohibited from submitting matters to the stockholders at any special meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of NewCo.

2.11	Stockholder action by written consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorise or take such action at a meeting at which all shares of a corporation’s stock entitled to vote thereon were present and voted, unless the corporation’s certificate of incorporation provides otherwise. However, the NewCo Certificate of Incorporation provides that, any action required or permitted to be taken by the stockholders of NewCo may be taken only at a duly called annual or special meeting of stockholders, and the power of stockholders to act by consent without a meeting is specifically denied; provided, however, that, to the extent expressly permitted by the certificate of designation relating to one or more series of NewCo preferred shares, any action required or permitted to be taken by the holders of such series of NewCo preferred shares, voting separately as a series or separately as a class with one or more other such series, may be taken by consent in lieu of a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, shall be signed by the holders of outstanding shares of such series having not less than the minimum number of votes that would be necessary to authorise or take such action at a meeting at which all shares of such series entitled to vote thereon were present and voted and shall be delivered to NewCo in accordance with applicable law.

2.12	Amendments to the NewCo Constitutional Documents

The DGCL governs the procedures under which a Delaware corporation may amend its certificate of incorporation. Subject to certain exceptions, the DGCL generally requires any amendment of the certificate of incorporation to be approved by: (a) the board of directors of the corporation; and (b) the holders of a majority of the then outstanding shares of capital stock of the corporation, unless the certificate of incorporation requires a higher vote. If the capital stock of a corporation is classified into different classes, certain amendments to the certificate of incorporation of a Delaware corporation also require a separate class vote. Furthermore, Delaware corporations are also permitted to amend their certificate of incorporation without a stockholder vote to change the name of the corporation and to effect certain types of forward stock splits and associated increases in the authorised number of shares. The NewCo Certificate of Incorporation provides that any provisions therein may be amended, altered or repealed in the manner prescribed by the DGCL, provided, that amendment of certain provisions of the NewCo Certificate of Incorporation requires the affirmative vote of at least 66 2/3 per cent. of the voting power of the then outstanding shares of the Company entitled to vote thereon.

The NewCo Constitutional Documents provide that the NewCo Bylaws may be amended, altered or repealed from time to time by either: (a) the NewCo Board; or (b) the affirmative vote of holders of a majority of the voting power of the then outstanding shares of NewCo entitled to vote thereon, which vote will be in addition to any vote of the holders of any class or series of capital stock of NewCo required by the NewCo Certificate of Incorporation (including any certificate of designation relating to any series of NewCo preferred shares).

2.13	Limitations on liability and indemnification of officers and directors

Subject to certain exceptions, the DGCL authorises corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their stockholders for monetary damages for breaches of their fiduciary duties. Under the NewCo Constitutional Documents, to the fullest extent permitted by the DGCL, a director or officer of NewCo will not be personally liable to NewCo or any of its stockholders for monetary damages for any breach of fiduciary duty as a director or officer. Currently, the DGCL does not permit exculpation of: (a) a director or officer for breach of the director’s or officer’s duty of loyalty to NewCo or its stockholders; (b) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) a director for unlawful payment of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; (d) a director or officer for any transaction from which the director or officer derived an improper personal benefit; or (e) an officer in any action by or in the right of the corporation. Under the NewCo Constitutional Documents, NewCo is required to indemnify each of its directors and certain of its officers, to the fullest extent permitted by the DGCL, subject to certain exceptions.

2.14	Exclusive jurisdiction of certain actions

The NewCo Certificate of Incorporation requires, unless NewCo consents in writing to the selection of an alternative forum, that the Court of Chancery (or, if and only if the Court of Chancery lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will, to the fullest extent permitted by law, be the sole and exclusive forum for: (a) any derivative action or proceeding brought on behalf of NewCo; (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee, or stockholder of NewCo to NewCo or NewCo’s stockholders; (c) any action asserting a claim against NewCo or any current or former director, officer, employee, agent or stockholder of NewCo arising out of or relating to any provision of the DGCL, the NewCo Certificate of Incorporation or the NewCo Bylaws; or (d) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. This exclusive forum provision may not apply to suits brought to enforce a duty or liability vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, such as those created by the US Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, the NewCo Certificate of Incorporation provides that unless NewCo consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any complaint asserting a cause of action under the US Securities Act.

2.15	The NewCo Constitutional Documents

If the Scheme becomes effective, the NewCo Constitutional Documents and Delaware law will govern NewCo and the rights of NewCo’s stockholders instead of the Company’s Articles and the Companies Act. From and after the Scheme Effective Date, the Company’s Articles will be substituted with the Post‑Scheme Articles of Association, which will reflect, among other things, the modified corporate structure wherein the Company will be a wholly owned subsidiary of NewCo. Prior to the Scheme Effective Date, the existing organisational documents of NewCo will be substituted with the NewCo Constitutional Documents.

Part VI

FREQUENTLY ASKED QUESTIONS

1.	Why is the Company proposing the Scheme?

Today, the Group is substantially a US business, reporting in US dollars, with all the Group’s assets and operations, as well as operating profit, derived from North America, which is also the core growth market for the business. The Group’s executive management team and operational headquarters are based in the United States and all of the Group’s employees reside in the US.

The Board has been evaluating on an ongoing basis the optimal primary listing location for the Group in the context of the Group’s strategy for the benefit of all of its stakeholders. Previously, in December 2023, the Company undertook an additional listing of the Shares on the New York Stock Exchange. The Board has concluded that the US market is the natural long term primary listing venue for the Group and that moving to a US primary listing (while retaining a secondary listing on the ESICC Category of the Official List with trading on the London Stock Exchange’s main market for listed securities) is in the best interests of the business and its stakeholders.

Inserting a new US parent company – to be named Diversified Energy Company – above the existing UK parent company will allow the Group to more easily achieve the benefits of the Group’s new US listing including enhancing eligibility for important US equity indices.

2.	Why is the Company implementing the Proposals by way of a scheme of arrangement?

The Scheme is a formal procedure under Part 26 of the Companies Act 2006 which is commonly used to carry out corporate reorganisations. The Scheme requires the approval of the Shareholders and the sanction of the Court. All Shareholders of Record have the right to attend the Court Hearing in person or by proxy to support or oppose the sanctioning of the Scheme. If the relevant approvals are obtained, all Shareholders will be bound by the Scheme regardless of whether or how they voted.

3.	Why am I being sent this document?

The Proposals set out in this document require Shareholders to vote on certain matters at both the Court Meeting and the General Meeting. This document contains information to assist you in your voting decision for both the Court Meeting and the General Meeting in relation to the Proposals.

4.	When will the Scheme become effective?

It is currently anticipated that the Scheme will become effective on or around 21 November 2025 and dealings in the New Shares will commence on or around 24 November 2025. Nevertheless, it is important that you vote in favour of the Scheme at the Court Meeting and the Resolutions relating to the Scheme to be proposed at the General Meeting (each to be held on 10 November 2025).

5.	What will I end up with after the Scheme comes into effect and the New Shares are listed in the US?

If the Scheme becomes effective, you will receive one New Share, or depositary interest representing a New Share, for each Existing Share, or depositary interest representing a Existing Share, held at the Scheme Record Time (which is currently anticipated to be 10.00 p.m. on the Scheme Effective Date). The share register of NewCo will be updated to reflect your shareholding following the Scheme becoming effective.

Similar to the Existing Shares, in order for the New Shares to be listed directly on the New York Stock Exchange as part of the Scheme they must be eligible for deposit and clearing through DTC. DTC is a central securities depositary that provides settlement services for companies whose securities are listed on the New York Stock Exchange and other US exchanges. DTC is an intermediated settlement system where the DTC Nominee, will be recorded in the share register as the holder of legal title to the uncertificated New Shares, and trades in those New Shares will be reflected by changes in DTC’s book entry system, instead of through a change to the share register.

Shareholders who currently hold Existing Shares in uncertificated form in book-entry interest form

Following the Scheme Effective Time, all New Shares issued to Shareholders who immediately prior to the Scheme Effective Time held Existing Shares in uncertificated form in book entry interests, with the Existing Shares deposited with DTC and held through the DTC Nominee will be delivered to and deposited with DTC (held through the DTC Nominee), with book entry interests issued through DTC to the participant account of the relevant Shareholder. Accordingly, after the Scheme Effective Time, Shareholders who held Existing Shares in uncertificated form in book entry interest form immediately prior to the Scheme Effective Time will be able to continue to transfer and settle their interests in New Shares in DTC and there will be no material difference to the underlying settlement mechanics of trading of the New Shares.

Shareholders who currently hold Existing Shares in uncertificated form through Existing Depositary Interests

Following the Scheme Effective Time, all New Shares issued for the benefit of Shareholders who immediately prior to the Scheme Effective Time held Existing Shares in uncertificated form in the form of Existing Depositary Interests, through CREST, will be delivered to and deposited with the DTC Nominee. In order to enable holders of uncertificated New Shares to continue to transfer and settle their interests in New Shares through CREST after the Scheme Effective Time in the manner in which they previously did in relation to the Existing Shares, such Shareholders will receive depositary interests through CREST representing New Shares on a one for one basis. Accordingly, after the Scheme Effective Time, Shareholders who held Existing Shares in uncertificated form in the form of Existing Depositary Interests immediately prior to the Scheme Effective Time will instead be able to transfer and settle their interests in New Shares through CREST in the form of NewCo DIs.

As the Shareholders currently do in respect of their Existing Shares, subject to any US transfer restrictions or any contractual restrictions on transfer, holders of NewCo DIs can trade New Shares on the London Stock Exchange (with settlement occurring through NewCo DIs) or choose to cancel their NewCo DIs (as described in Part IV of this document) and hold their entitlements to New Shares through an account within DTC and/or trade the underlying New Shares on the New York Stock Exchange. Holders of New Shares through an appointed CREST custodian or nominee should contact their chosen custodian or nominee in the event that they wish to cancel NewCo DIs that they receive following the Scheme Effective Time so as to receive their interest in New Shares through DTC or directly on the NewCo share register through DRS.

There will be no material difference to the underlying settlement mechanics of trading New Shares in the United Kingdom by virtue of transacting through NewCo DIs, as in practice Shareholders will continue to have substantially the same trading and settlement experience in the United Kingdom as they have today where they trade through Existing Depositary Interests in respect of the Existing Shares. Further details are set out in Part IV of this document.

Shareholders who currently hold Existing Shares in certificated form

Following the Scheme Effective Time, Shareholders who held Existing Shares in certificated form at the Scheme Effective Time will continue to hold their New Shares directly (in a similar manner to which they held their Existing Shares prior to the Scheme Effective Time). However, the existing share certificates held by such Shareholders will be cancelled and the legal title to such New Shares will, subject to customary US letter of transmittal processes, instead be evidenced through the Direct Registration System (the “DRS”). DRS is a method of holding legal title to securities but without the need to be issued with and retain a physical share certificate, with shareholders instead receiving an account statement detailing their shareholding. Further details are set out in Part IV of this document.

Shareholders who held their Existing Shares in certificated form may be prevented from transacting in the New Shares, participating in shareholder meetings of NewCo and/or have any dividends or distributions declared and paid by NewCo accrued and withheld until such time as the required letter of transmittal is successfully completed and returned to the nominated exchange agent, Computershare Trust Company, N.A.

Shareholders will be Restricted Shareholders at the Scheme Effective Time

Restricted Shareholders are those Shareholders who hold Existing Shares that bear a restrictive legend prohibiting such Existing Shares from being freely transferred in the United States whether pursuant to a contractual restriction or US securities laws.

Following the Scheme Effective Time, Shareholders who will be considered Restricted Shareholders will, subject to customary US letter of transmittal processes, hold New Shares directly (in their name) through DRS (in the same way as the Shareholders who held Existing Shares in certificated form immediately prior to the Scheme Effective Time will do), but in addition they will be subject to certain US transfer restrictions in relation to the New Shares.

6.	What do I do with my old share certificates?

When the Scheme becomes effective, your holding of Existing Shares will be replaced by an equivalent holding of New Shares. So as to be able to transact in your New Shares, participate in NewCo shareholder meetings and receive any dividends or distributions declared and paid by NewCo, you will be sent and will be required to complete and return a letter of transmittal to the Transfer Agent (in its capacity as an exchange agent).  As part of this process you will be required to return any certificates held that represent your Existing Shares.

7.	Will I receive share certificates for my New Shares?

Shareholders will not receive share certificates in respect of New Shares issued on the Scheme Effective Time. Once the letter of transmittal process has been completed by you, the legal title to such New Shares will instead be evidenced through the DRS and you will be sent an account statement detailing your shareholding together with details on how to transact through DRS and the Transfer Agent. Further information on how you will hold New Shares is described in answer to question 4 of this Part VI.

8.	What if I trade in Existing Shares on the last day of trading in London?

If trades in Existing Shares are placed through your broker at any point up to 48 hours prior to close of trade on the last day of trading in Existing Shares on the Scheme Effective Date, the trade is expected to settle as normal two days later (excluding non‑working days) and, upon settlement of the trade, the buyer will receive NewCo DIs through CREST instead of Existing Shares.

9.	Do I have to pay anything under the Scheme?

No. All New Shares being issued to Shareholders pursuant to the Scheme are being exchanged for their Existing Shares. No additional payment is required.

10.	What will the share capital of the Company be following the Scheme taking effect?

Under the Scheme, all of the Existing Shares will be cancelled by way of a reduction of share capital. The reserve arising from the Scheme Shares Cancellation will be used in paying up the same number of New DEC Shares to be issued to NewCo so as to ensure that NewCo is the sole shareholder of all outstanding shares of the Company.

11.	Why is the Company being re-registered as a private company?

Following the Scheme, the Company will be re-registered as a private company limited by shares in accordance with the expedited procedure under section 651 of the Companies Act 2006. This is because following the cancellation of the Scheme Shares, the nominal value of the Company’s allotted share capital will fall below the authorised minimum of £50,000, as required under section 763 of the Companies Act 2006. As the Company is no longer required to be a public company for its business activities, the Company will undertake an expedited re-registration as a private company immediately following the Scheme Effective Date.

12.	What impact will the Share Premium Cancellation and Merger Reserves Reduction have on my Shares?

The Share Premium Cancellation and the Merger Reserves Reduction will have no impact on your Shares, and you will receive one New Share or depositary interest representing a New Share, for every one Existing Share or depositary interest representing a Scheme Share that you hold at the Scheme Record Time.

Under the Scheme, the Company is undertaking the Share Premium Cancellation and Merger Reserves Reduction primarily in order to achieve the proposed balance sheet re-organisation to be able to distribute the shares the Company holds in DGOC, the direct subsidiary of the Company, to NewCo such that NewCo holds shares in DGOC directly as the parent company of the Group in accordance with the technical requirements under the Companies Act 2006. Further information on the Share Premium Cancellation and Merger Reserves Reduction is set out in paragraph 5 of Part II of this document.

13.	Does this mean that the annual meetings will now be held in the US?

Yes. Following the Scheme Effective Time, annual meetings of Shareholders of NewCo will be held in the United States or virtually in accordance with the NewCo Constitutional Documents and applicable law.

14.	What effect will the Scheme have on the Diversified Gas & Oil PLC 2017 Employee Incentive Plan?

Following the Scheme, the outstanding awards under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan are expected to be assumed by NewCo. This means that any outstanding awards under the Diversified Gas & Oil PLC 2017 Employee Incentive Plan that currently relate to Existing Shares will be automatically exchanged for awards relating to shares in NewCo on a one for one basis. Other terms, including the vesting schedule and any vesting conditions, will remain the same. Related notices and communications will be issued to the relevant participants to notify them of the rollover of their existing awards.

15.	What if I am an Overseas Shareholder?

If you are an Overseas Shareholder and NewCo is advised that the issue of New Shares pursuant to the Scheme would or might infringe the laws of any jurisdiction or would or might require NewCo to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of NewCo, it would be unable to comply or which it regards as unduly onerous, then NewCo may in its sole discretion determine that such New Shares shall be sold and will make arrangements for the shares proposed to be issued to you by NewCo to be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale shall (after the deduction of applicable Tax and all expenses and commissions, including any amount in respect of value added tax payable thereon) be paid to you either by way of an electronic payment where such person has a valid mandate on file or a cheque for the sums payable to you respectively.

16.	Will further documentation relating to the New Shares be issued?

A UK Prospectus will be issued in due course and will contain prescribed information relating to NewCo and the New Shares. The UK Prospectus will be made available in electronic form on the Group’s corporate website at https://ir.div.energy/reports-announcements. It is anticipated that the UK Prospectus will be available on or around 19 November 2025.

The UK Prospectus will be prepared for the purpose of admission of, among others, the New Shares to listing on the ESICC Category of the Official List and to trading on the London Stock Exchange’s main market for listed securities only.

17.	Do I need to vote?

For reasons set out in this document, the Board unanimously recommends that Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the Resolutions relating to the Scheme to be proposed at the General Meeting.

It is important that as many Shareholders as possible cast their votes (whether in person or by proxy). This applies to both the Court Meeting and the General Meeting. All matters for consideration at both the Court Meeting and the General Meeting will be decided on a poll rather than on a show of hands. This means that each Shareholder has one vote for every Existing Share held.

Only Shareholders of Record as at the Record Shareholder Voting Record Time (or if the Meetings are adjourned, at 6.00 p.m. on the day which is two business days before the time of the adjourned meeting) will be entitled to attend, speak and vote at the Court Meeting in respect of the number of Existing Shares registered in their name at that time. If you are a Beneficial Owner, as a matter of English law, your name is not entered in the Company’s register of members. Accordingly, if you wish to attend and vote directly (i.e., in your own name) at the Court Meeting, you must become a Shareholder of Record.

As a Shareholder of Record, if you do not wish, or are unable, to attend the Court Meeting and/or the General Meeting you may appoint someone (known as a “proxy”) to act on your behalf and vote at the Court Meeting and/or the General Meeting. You may appoint your proxy by completing the blue Form of Proxy (in relation to the Court Meeting) and the white Form of Proxy (in relation to the General Meeting) and returning them in accordance with the instructions set out in paragraph 5 of Part I and paragraph 18 of Part II of this document and on the relevant Form of Proxy.

Should you later change your mind and decide to attend the Court Meeting and/or the General Meeting in person, having returned the Forms of Proxy will not preclude you from doing so.

18.	What documents should I have received?

For Shareholders on Record, please check that you have received the following:

•	a BLUE Form of Proxy for use in respect of the Court Meeting;

•	a WHITE Form of Proxy for use in respect of the General Meeting; and

•	a reply‑paid envelope for use in the United Kingdom for the return of the BLUE Form of Proxy and the WHITE Form of Proxy.

Existing Depositary Interest Holders will receive a BLUE Form of Instruction for use in connection with the Court Meeting and a WHITE Form of Instruction for use in connection with the General Meeting.

Holders of Existing Shares through a broker, bank, trust or other nominee may be required to submit voting instructions to their applicable broker, bank, trust or nominee at or prior to the deadline applicable for the submission by Shareholders of Record and such holders should, therefore, follow the separate instructions that will be provided by such person.

If you have not received all of these documents, please contact the Shareholder helpline, further details of which are included at the beginning of the summary on page 6 of this document.

19.	Why are there two Meetings and do I need to attend both?

The Proposals are being implemented by way of a UK Scheme of Arrangement which requires two shareholder meetings to be held. These meetings, being the Court Meeting and the subsequent General Meeting, are being called for different purposes and will be held on 10 November 2025 at the same venue (FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom), one directly after the other.

The sole purpose of the Court Meeting is to seek the Shareholders’ approval of the Scheme. In order for the Scheme to be approved, a majority in number of shareholders representing not less than 75 per cent. of the voting rights of the shares held by shareholders voting (in person or by proxy) will need to support the Scheme.

The subsequent General Meeting, which will be held immediately after the Court Meeting, is being called to enable Shareholders to approve various matters in connection with the Scheme.

If you are not able to attend either or both of the Court Meeting and the General Meeting in person, your vote is still important and you are encouraged, regardless of the number of shares you own, to complete, sign and return the relevant Form of Proxy in accordance with the instructions set out in paragraph 6 of Part I and paragraph 18 of Part II of this document and on the relevant Form of Proxy.

20.	What about share buybacks and future dividends? Do I need to change my existing instructions so far as the payment of dividends is concerned?

The Company intends to continue with its existing share buyback programme which was announced on 20 March 2025, as updated on 11 August 2025.

The Board expects to continue to make dividend payments in accordance with the Group’s established capital allocation policies.

Any share buybacks or declaration and payment of future dividends to holders of New Shares will be at the discretion of the Board and will depend on many factors, including general and economic conditions, NewCo’s financial condition and operating results, its available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, including restrictive covenants contained in the Group’s financing agreements and such other factors as the Board may deem relevant. Under Delaware law, dividends may be payable only out of surplus, or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

To the extent possible, all preferences, tax certifications and other instructions to the Company, or DI Depositary, in force at the Scheme Effective Time relating to Existing Shares, or Existing Depositary Interests, shall, unless and until revoked or amended, be deemed as from the Scheme Effective Time to be valid and effective mandates, preferences and instructions to NewCo, or DI Depositary.

Please see Part III for a summary of the UK and US tax treatment of dividends (including withholding tax) from NewCo following completion of the Scheme.

21.	Will I have to pay any tax as a result of the Scheme?

It is intended that there will generally be no US federal income tax or UK tax liabilities for US Holders or UK Holders (each as defined in paragraph 2 of Part III) arising from the implementation of the Scheme and the listing of the New Shares. For information on UK and US federal taxation, your attention is drawn to Part III of this document. However, the summary information on taxation in this document is intended as a guide only, and the tax consequences of the Scheme and the listing of the New Shares are complex and will depend on a holder’s particular circumstances.

You should consult with an appropriate professional independent tax adviser regarding the tax implications of the Scheme, in particular if you are in any doubt about your tax position, or are resident for tax purposes in countries other than the UK or the US.

22.	Will my tax position change as a result of the Scheme?

Because NewCo is a Delaware corporation and the Company is also treated as a US corporation pursuant to Section 7874 of the Internal Revenue Code, this should not generally impact shareholders that will hold shares in NewCo rather than shares in the Company. A summary of the principal tax implications for UK and US Shareholders is contained in Part III. Please note that this is not a comprehensive summary and the circumstances of each shareholder may differ.

You should consult with an appropriate professional independent tax adviser regarding the tax implications of the Scheme, in particular if you are in any doubt about your tax position, or are resident for tax purposes in countries other than the UK and the US.

23.	Do I need to take further action?

You are not required to take any further action but it is important that you vote at the Court Meeting and the General Meeting if you would like to have a say in the outcome of the Proposals. You are encouraged to complete, sign and return your Forms of Proxy as soon as possible.

24.	What if I still have questions?

If you have read this document and still have questions, please call the Shareholder helpline, further details of which are included at the beginning of the summary on page 6 of this document.

Part VII

THE SCHEME OF ARRANGEMENT

IN THE HIGH COURT OF JUSTICE	CR-2025-005678
BUSINESS AND PROPERTY COURTS
OF ENGLAND AND WALES
COMPANIES COURT (ChD)

IN THE MATTER OF DIVERSIFIED ENERGY COMPANY PLC

‑AND‑

IN THE MATTER OF THE COMPANIES ACT 2006

SCHEME OF ARRANGEMENT
(under Part 26 of the Companies Act 2006)

between

DIVERSIFIED ENERGY COMPANY PLC

and

THE HOLDERS OF THE SCHEME SHARES

(as each is hereinafter defined)

PRELIMINARY

1.	In this Scheme, unless inconsistent with the subject or context, the following expressions shall, bear the following meanings:

“Companies Act”	the Companies Act 2006, as amended from time to time;

“Company”	Diversified Energy Company PLC, a company incorporated in England and Wales with registered number 09156132;

“Court Hearing”	the hearing by the Court of the application to sanction the Scheme under Part 26 of the Companies Act;

“Court Meeting”
the meeting of Scheme Shareholders (including any adjournment thereof), convened with the permission of the Court under Part 26 of the Companies Act to consider and, if thought fit, to approve this Scheme (with or without modification);

“Court Order”	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act and confirming the Reduction of Capital under Section 648 of the Companies Act;

“Court”	the High Court of Justice in England and Wales;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755) as amended from time to time;

“CREST”
the relevant system to facilitate the transfer of title to shares in uncertificated form (as defined in the CREST Regulations) in respect of which Euroclear is the Operator (as defined in the CREST Regulations);

“DEC Share Plans”	Diversified Gas & Oil PLC 2017 Employee Incentive Plan and any other employee share plan adopted by the Company;

“DI Depositary”	Computershare Investor Services PLC;

“DRS”	the Direct Registration System;

“Euroclear”	Euroclear UK & International Limited, the Operator of the CREST system;

“Existing Shares”	ordinary shares of £0.20 each in the capital of the Company in issue prior to the Scheme Effective Time, save for any ordinary shares held by NewCo;

“holder”	a registered holder, including any person entitled by transmission;

“in certificated form”	in relation to a share or other security, a share or other security which is not in uncertificated form;

“in uncertificated form”	in relation to a share or other security, a share or other security title to which is recorded on the relevant register of the share or security concerned as being held in uncertificated form;

“Latest Practicable Date”	9 October 2025;

“members”	members of the Company on the register of members at any relevant date;

“New DEC Shares”	ordinary shares in the capital of the Company to be issued to NewCo pursuant to the Scheme;

“New Shares”	NewCo Common Shares to be issued to the Scheme Shareholders in connection with the Scheme;

“NewCo”	Diversified Energy Company, a Delaware corporation, with its registered office in the State of Delaware at 1209 Orange Street, Wilmington, Delaware 19801;

“NewCo Common Shares”	the existing common stock, par value $0.01 per share, of NewCo;

“Overseas Shareholders”
Shareholders who are resident in, or citizens or nationals of, jurisdictions outside the United Kingdom or the United States or who are nominees of, or custodians or trustees for, citizens or nationals of countries other than the United Kingdom and the United States;

“Reduction of Capital”
the reduction of the Company’s share capital under Section 648 of the Companies Act provided for by the Scheme, including the Share Premium Cancellation, the Merger Reserves Reduction and the Scheme Shares Cancellation;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Scheme”	this scheme of arrangement in its present form or with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Circular”	the shareholder circular prepared in relation to the Scheme and in accordance with UK company law and of which this Scheme forms part;

“Scheme Effective Date”	a day on which the Scheme will become effective;

“Scheme Effective Time”	the time at which the Scheme becomes effective in accordance with its terms expected to be 10.00 p.m. on the Scheme Effective Date;

“Scheme Record Time”	the time at which the record of the register of members of the Company is taken expected to be 10.00 p.m. on the Scheme Effective Date;

“Scheme Shareholder”	a holder of Scheme Share(s);

“Scheme Shares”	Existing Shares:

(a) in issue at the date of the Scheme Circular and remaining in issue at the Scheme Record Time;

(b) (if any) issued after the date of this Scheme but before the Voting Record Time and remaining in issue at the Scheme Record Time; and

(c) (if any) issued at or after the Voting Record Time and remaining in issue at the Scheme Record Time on terms that the holders will be bound by this Scheme;

“Shareholder”	holder of Existing Shares from time to time;

“Statement of Capital”	the statement of capital approved by the Court showing the information required by Section 649 of the Companies Act with respect to the Company’s share capital as altered by the Reduction of Capital;

“Transfer Agent”	Computershare Trust Company, N.A.;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia; and

“Voting Record Time”	6.00 p.m. on the day which is two days (excluding non‑working days) prior to the date of the Court Meeting or any adjournment thereof (as the case may be).

and references to Clauses are references to clauses of this Scheme.

2.
The issued share capital of the Company as at 9 October 2025 (being the Latest Practicable Date prior to the date of this Scheme) consisted of 76,852,459 Existing Shares, all of which are in issue and fully paid up. On 9 October 2025 (being the Latest Practicable Date prior to the date of this Scheme), the Company held no Existing Shares in treasury. No Scheme Shares are or will be owned by NewCo. On 9 October 2025 (being the Latest Practicable Date prior to the date of this Scheme), there are outstanding awards to subscribe for up to 3,908,924 Existing Shares under the DEC Share Plans.

3.	NewCo was incorporated on 8 October 2025 under the name Diversified Energy Company. The share capital of NewCo as at the date of this Scheme is $0.01.

4.
NewCo has agreed to appear by counsel at the Court Hearing to sanction this Scheme and to submit to be bound by and undertake to the Court to be bound by this Scheme and to execute and do, or procure to be executed and done, all such documents, acts or things as may be necessary or desirable to be executed or done by it or on its behalf for the purpose of giving effect to this Scheme.

5.
NewCo will rely upon the Court’s sanctioning of the Scheme for the purpose of qualifying for the exemption from the registration requirements of the US Securities Act, provided by Section 3(a)(10) thereof with respect to the New Shares to be issued pursuant to the Scheme.

THE SCHEME

1.            Cancellation of Scheme Shares

1.1	The issued share capital of the Company shall be reduced by cancelling and extinguishing all of the Scheme Shares.

1.2
Subject to and forthwith upon the said Scheme Shares Cancellation referred to in Clause 1.1 taking effect, the credit arising in the books of account of the Company as a result of the said Scheme Shares Cancellation shall be capitalised and applied in paying up, in full at par, such number of New DEC Shares as shall be equal to the number (and aggregate nominal value) of the Scheme Shares cancelled in accordance with Clause 1.1 above which shall be allotted and issued, credited as fully paid (free from all liens, charges, encumbrances, rights of pre‑emption, equitable interests and any other third party rights of any nature whatsoever), to NewCo.

2.            New Shares

2.1
In consideration of the cancellation of the Scheme Shares and the issuance of the New DEC Shares as provided for in Clause 1, NewCo shall (subject as herein provided), issue New Shares to the Scheme Shareholders (as appearing in the register of members of the Company at the Scheme Record Time) on the following basis:

one New Share, or depositary interest representing a New Share, for each Scheme Share, or depositary interest representing a Scheme Share, held at the Scheme Record Time.

2.2
The New Shares shall be validly issued, fully paid and non‑assessable, shall rank equally in all respects with all NewCo Common Shares and shall be entitled to all dividends and other distributions declared, paid or made by NewCo by reference to any record date which falls after the Scheme Effective Time. Settlement of the consideration shall be effected as follows:

(a)
in the case of Scheme Shares which at the Scheme Record Time are in certificated form, the New Shares to which such person is entitled shall be issued, subject to the completion and returning of a valid letter of transmittal to be sent to the relevant holders as soon as possible after the listing of New Shares on the New York Stock Exchange (requiring shareholders to surrender any previously issued and outstanding certificates in respect of Existing Shares), through DRS;

(b)
in the case of Scheme Shares for which at the Scheme Record Time, the DTC Nominee or GTU Ops, Inc. is the registered holder, the entitlement to the New Shares shall be credited to the relevant stock account as directed by the relevant person entitled to such New Shares as soon as practicable, in any event not later than 14 days, after the Scheme Effective Date.

2.3
The provisions of Clause 2 shall be subject to any prohibition or condition imposed by law. Without prejudice to the generality of the foregoing, if, in respect of any Overseas Shareholder, NewCo is advised that the issue of New Shares pursuant to the Scheme would or might infringe the laws of any jurisdiction outside the United Kingdom and the United States or would or might require NewCo to obtain any governmental or other consent or effect any registration, filing or other formality with which, in the opinion of NewCo, it would be unable to comply or which it regards as unduly onerous, then NewCo may in its sole discretion determine that such New Shares shall be sold, in which event the New Shares shall be issued to such Overseas Shareholder and NewCo shall appoint a person to act pursuant to this Clause 2.3 and such person shall be authorised on behalf of such Overseas Shareholder to procure that any shares in respect of which NewCo has made such a determination shall, as soon as practicable following the Scheme Effective Time, be sold at the best price which can reasonably be obtained at the time of sale and the net proceeds of such sale shall (after the deduction of applicable Tax and all expenses and commissions, including any amount in respect of value added tax payable thereon) be paid to such Overseas Shareholder in accordance with the provisions of Clause 3.1 below. To give effect to any such sale, the person so appointed shall be authorised on behalf of such Overseas Shareholder to execute and deliver a form of transfer and to give such instructions and do all such things which he may consider necessary or expedient in connection with such sale. In the absence of bad faith or wilful default, none of the Company, NewCo, any appointee referred to in this Clause 2.3 or any broker or agent of any of them shall have any liability for any loss arising as a result of the timing or terms of any such sale.

3.            Certificates and payments

3.1	As soon as practicable after the Scheme Effective Time, NewCo shall:

(a)	issue the New Shares which it is required to issue to Scheme Shareholders pursuant to Clause 2;

(b)
in the case of New Shares sold pursuant to Clause 2.3, procure the despatch to the persons entitled thereto of either: (a) an electronic payment where such person has a valid mandate on file; or (b) a cheque for the sums payable to them respectively.

3.2
All deliveries of documents and cheques required to be made pursuant to the Scheme shall be effected by posting the same by first class post in pre‑paid envelopes addressed to the persons respectively entitled thereto at their respective addresses appearing in the register of members of the Company at the Scheme Record Time or in accordance with any special instructions regarding communications received at the registered office of the Company prior to the Scheme Record Time, and neither the Company, NewCo, any person appointed to act under Clause 2.3, nor their respective agents or nominees shall be responsible for any loss or delay in the transmission of documents or cheques sent in accordance with this Clause 3, which shall be sent at the risk of the person entitled thereto. For security reasons, no payments shall be made or cheques mailed to any person recorded as ‘gone away’ in the books of the Transfer Agent, unless and until they contact the Transfer Agent with evidence of identity.

3.3
All payments (if any) shall be in US Dollars and cheques drawn on a US clearing bank. Payments made by cheque shall be payable to the Scheme Shareholder concerned, or in the case of joint holders, to all named joint holders, and the dispatch of any such cheque shall be a complete discharge of NewCo’s obligations under this Scheme to pay the relevant monies.

3.4
In respect of payments (if any) through CREST, NewCo shall ensure that an assured payment obligation is created, via the DI Depositary, in accordance with the CREST assured payment arrangements. The creation of such an assured payment arrangement shall be a complete discharge of NewCo’s obligations under this Scheme with reference to payments through CREST.

3.5	This Clause 3 shall take effect subject to any prohibition or condition imposed by law.

4.            Certificates representing Scheme Shares

With effect from and including the Scheme Effective Time, all certificates representing holdings of Scheme Shares shall cease to have effect as documents of title to the Scheme Shares comprised therein and every holder of Scheme Shares shall be bound at the request of NewCo to deliver up the same to NewCo or its appointed exchange agent or, as it may direct, to destroy the same.

5.            Record of Cancellation of Scheme Shares

5.1
Euroclear shall be instructed to cancel the entitlements to Scheme Shares of holders of Scheme Shares in uncertificated form and appropriate entries shall be made in the Company’s register of members, with effect from the Scheme Effective Time, to reflect their cancellation.

5.2	As regards certificated Scheme Shares, appropriate entries shall be made in the Company’s register of members, with effect from the Scheme Effective Time, to reflect their cancellation.

6.            Mandates and instructions

To the extent possible, and with such variations as the directors of NewCo may reasonably consider appropriate, in each case given that NewCo is incorporated in Delaware, whereas the Company is incorporated in England and Wales, all preferences, tax certifications and other instructions to the Company, or DI Depositary, in force at the Scheme Effective Time relating to Existing Shares, or depositary interests representing Existing Shares, shall, unless and until revoked or amended, be deemed as from the Scheme Effective Time to be valid and effective mandates, preferences and instructions to NewCo, or DI Depositary.

7.            Scheme Effective Time

7.1
The Scheme shall become Effective as soon as a copy of the Court Order (including a copy of the related Statement of Capital) shall have been duly delivered to the Registrar of Companies for registration.

7.2
Unless the Scheme shall have become Effective on or before 31 December 2026 or such later date, if any, as the Company and NewCo may agree and the Court may allow, this Scheme shall never become Effective.

8.            Modification

The Company and NewCo may jointly consent on behalf of all persons concerned to any modification of, or addition to, the Scheme or to any condition which the Court may think fit to approve or impose. For the avoidance of doubt, no modification to the Scheme may be made pursuant to this Clause 8 once the Scheme has taken effect.

9.            Costs

The Company is authorised and permitted to pay all the costs and expenses relating to the negotiation, preparation and implementation of the Scheme.

10.          Governing Law

This Scheme is governed by English law and is subject to the jurisdiction of the English courts.

Part VIII

DEFINITIONS

The following definitions apply throughout this document, unless the context requires otherwise.

“Admission”	the admission of the New Shares to listing on the ESICC Category of the Official List and to trading on the London Stock Exchange’s main market for listed securities;

“Articles”	the existing articles of association of the Company;

“B Ordinary Shares”	the B ordinary shares to be issued by the Company following the capitalisation of the amount of £191,019,000 standing to the credit of the merger reserve of the Company;

“Board”	the board of directors of the Company;

“certificated” or “in certificated form”	in relation to share or other security, a share or other security which is not in uncertificated form;

“Chair”	the chair of the Company from time to time;

“Code”	the UK City Code on Takeovers and Mergers;

“Companies Act”	the Companies Act 2006, as amended from time to time;

“Company”	Diversified Energy Company PLC;

“Conditions”	the conditions to the implementation of the Scheme set out in paragraph 3 of Part II of this document and a “Condition” shall mean any one of them;

“Court Hearing”	the hearing by the Court of the application to sanction the Scheme under Part 26 of the Companies Act;

“Court Meeting”
the meeting of the Scheme Shareholders (including any adjournment thereof), convened with the permission of the Court pursuant to Part 26 of the Companies Act to consider and, if thought fit, approve the Scheme (with or without modification), notice of which is set out in Part IX of this document (including any adjournment thereof);

“Court of Chancery”	the Delaware Court of Chancery;

“Court Order”	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act and confirming the Reduction of Capital under Section 648 of the Companies Act;

“Court”	the High Court of Justice in England and Wales;

“CREST Applications Host”	the system that is operated to receive, manage and control the processing of messages by the CREST system;

“CREST Manual”	the CREST Manual published by Euroclear, as amended from time to time;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001/3755) as amended from time to time;

“CREST”
the relevant system (as defined in the CREST Regulations) for the paperless settlement of trades in listed securities in the United Kingdom, in respect of which Euroclear is the Operator (as defined in the CREST Regulations);

“Custodian”	Computershare Trust Company N.A. in its capacity as custodian for Computershare Investor Services PLC, in its capacity as the issuer of Existing Depositary Interests;

“DEC EIP”	Diversified Gas & Oil PLC 2017 Employee Incentive Plan, as amended from time to time;

“Depositary Interests”	Existing Depositary Interests prior to the Scheme Effective Time and NewCo DIs from and subsequent to the Scheme Effective Time, as the context requires;

“DGCL”	the Delaware General Corporation Law;

“DI Custodian”	Computershare Trust Company, N.A., in its capacity as nominee for the DI Depositary;

“DI Deed”	the deed poll made by the DI Depositary constituting the NewCo DIs;

“DI Depositary”	Computershare Investor Services PLC, in its capacity as the issuer of NewCo DIs;

“Directors”	(i) prior to the Scheme Effective Time, the Directors of the Board; and (ii) from the Scheme Effective Time, the Directors of the NewCo Board (referred to singularly as a “Director”);

“Diversified Energy Company 2025 Employee Share Scheme”	the omnibus share plan to be adopted by NewCo;

“DRS Advice”	has the meaning given to such term in paragraph 3 of Part IV of this document;

“DRS”	the Direct Registration System;

“DTC Nominee”	Cede & Co., acting in its capacity as nominee of DTC;

“DTC”	the Depositary Trust Company;

“DTRs”	the Disclosure Guidance and Transparency Rules;

“ESICC”	the equity shares (international commercial companies secondary listing) category of the Official List;

“Euroclear”	Euroclear UK & International Limited, the Operator of the CREST system;

“Executive Director”	the Executive Director as at the date of this document, or, where the context so requires, the Executive Directors from time to time;

“Existing Depositary Interests”
the depositary interests issued through CREST by DI Depositary, in its capacity as the issuer of depositary interests representing a beneficial interest in an Existing Share, under ISIN code GB00BQHP5P93;

“Existing Shares”	ordinary shares of £0.20 in the capital of the Company in issue prior to the Scheme Effective Time, save for any ordinary shares held by NewCo;

“FATCA”	Sections 1471 to 1474 of the Internal Revenue Code and the US Treasury Regulations and administrative guidance promulgated thereunder;

“FCA”	the Financial Conduct Authority of the United Kingdom;

“Form(s) of Proxy”	the blue form of proxy for use at the Court Meeting and the white form of proxy for use at the General Meeting (or either of them as the context may require), which are being sent to Shareholders;

“FSMA”	the Financial Services and Markets Act 2000;

“General Meeting”
the general meeting of the Company to be held at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom at 1.15 p.m. (London time) / 8.15 a.m. (New York time) (or as soon thereafter as the Court Meeting shall have been concluded or adjourned) on 10 November 2025, and any adjournment thereof;

“Group”
(i) prior to the Scheme Effective Time, the Company, together with its consolidated subsidiaries from time to time; and (ii) from the Scheme Effective Time, NewCo, together with its consolidated subsidiaries from time to time;

“HMRC”	HM Revenue & Customs;

“holder”	a registered holder (including any person(s) entitled by transmission);

“Internal Revenue Code”	US Internal Revenue Code 1986, as amended;

“Latest Practicable Date”	9 October 2025;

“Listing Effective Date”
a day, currently expected to be 24 November 2025, on which New Shares will be listed on the New York Stock Exchange and admitted to the ESICC Category of the Official List and to trading on the London Stock Exchange’s main market;

“London Stock Exchange”	London Stock Exchange plc;

“Meeting(s)”	the Court Meeting and/or the General Meeting, as the case may be (and “Meeting” shall be construed accordingly);

“New DEC Shares”	new ordinary shares in the capital of the Company to be issued to NewCo in connection with the Scheme;

“New Shares”	NewCo Common Shares to be issued to the Scheme Shareholders in connection with the Scheme;

“New York Listing Effective Time”	9.30 a.m. New York time on the Listing Effective Date;

“NewCo”	Diversified Energy Company, a Delaware corporation, with its registered office in the State of Delaware at 1209 Orange Street, Wilmington, Delaware 19801;

“NewCo Board”	the board of directors of NewCo;

“NewCo Bylaws”	the proposed amended and restated bylaws of NewCo, which will be adopted by NewCo to take effect at or before the Scheme Effective Time;

“NewCo Certificate of Incorporation”	the proposed amended and restated certificate of incorporation of NewCo, which will be adopted by NewCo to take effect at or before the Scheme Effective Time;

“NewCo Common Shares”	the shares of common stock, par value $0.01 per share, of NewCo;

“NewCo Constitutional Documents”	the NewCo Bylaws and NewCo Certificate of Incorporation, collectively;

“NewCo DI”	a depositary interest issued through CREST by the DI Depositary in respect of the beneficial interest in a NewCo Common Share;

“NewCo Ordinary Share”	the one ordinary share of £0.20 in the capital of the Company to be issued to NewCo following the Meetings and prior to the Court hearing for the sanction of the Scheme;

“NewCo Shareholders”	the holders of NewCo Common Shares from time to time (and “NewCo Shareholder” means any one of them);

“NewCo Subscriber Share”	the one issued and outstanding NewCo Common Share to be issued and outstanding immediately prior to the Scheme Effective Time;

“Non‑Executive Directors”	the non‑executive Directors of the Board prior to the Scheme Effective Time or of the NewCo Board from the Scheme Effective Time, as the context requires;

“Official List”	the official list maintained by the FCA pursuant to Part 6 of FSMA;

“Operator”	as defined in the CREST Regulations;

“Overseas Shareholders”
Shareholders who are resident in, ordinarily resident in, or citizens of, jurisdictions outside the United Kingdom and the United States or who are nominees of, or custodians or trustees for, citizens or nationals of countries other than the United Kingdom and the United States;

“Panel”	the Panel on Takeovers and Mergers of the United Kingdom;

“Post‑Scheme Articles of Association”	articles of association of a private company limited by shares in customary form to be adopted by the Company following re-registration as a private company;

“Pre‑Emption Group”	a UK body that publishes guidance on the disapplication of pre‑emption rights in the United Kingdom;

“Proposals”	has the meaning given to such term in the Summary of this document;

“Prospectus Rules”
the Prospectus Regulation Rules made under Section 73A of FSMA, as amended, superseded or replaced by such rules and regulations made by the FCA as are in force at the time of Admission relating to the production and publication of a prospectus in connection with Admission;

“Record Shareholder Voting Record Time”	the record date for determining those record owners of Existing Shares entitled to vote at the Meetings;

“Reduction of Capital”
the reduction of the Company’s share capital under Section 648 of the Companies Act provided for by the Scheme, including the Share Premium Cancellation, the Merger Reserves Reduction and the Scheme Shares Cancellation;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Regulatory Information Service”	any of the services authorised by the FCA from time to time for the purpose of disseminating regulatory announcements;

“Remuneration Committee”	the Remuneration Committee of the Company or, following the Scheme Effective Time, the Compensation Committee of the NewCo Board;

“Restricted Shareholder”
any Shareholder who holds Existing Shares that bear a restrictive legend prohibiting such Existing Shares from being freely transferred in the United States whether pursuant to a contractual restriction or US securities laws;

“Scheme Shares”	the Existing Shares:

(i) in issue at the date of this document and remaining in issue at the Scheme Record Time;

(ii) (if any) issued after the date of this document but before the Voting Record Time and remaining in issue at the Scheme Record Time; and

(iii) (if any) issued at or after the Voting Record Time and remaining in issue at the Scheme Record Time on terms that the holders will be bound by the Scheme;

“Scheme Effective Date”	a day on which the Scheme will become effective;

“Scheme Effective Time”	the time at which this Scheme becomes effective in accordance with its terms expected to be 10.00 p.m. on the Scheme Effective Date;

“Scheme Record Time”	the time at which the record of the register of members of the Company is taken expected to be 10.00 p.m. time on the Scheme Effective Date;

“Scheme Shareholder”	a holder of Scheme Share(s);

“Scheme” or “Scheme of Arrangement”
the proposed scheme of arrangement made under Part 26 of the Companies Act between the Company and the Scheme Shareholders (with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company and NewCo) particulars of which are set out in Part VII of this document, in its present form or with or subject to any modification, addition or condition approved or imposed by the Court and agreed to by the Company and NewCo;

“Resolutions”
the resolutions which are set out in Part X of this document, to be proposed to be passed at the General Meeting in connection with, inter alia, the implementation of the Scheme, and certain amendments to be made to the Articles and adoption of the 2025 Plan;

“SEC”	the US Securities and Exchange Commission;

“Shareholder of Record”	shareholders whose Existing Shares are held directly in their name on the books and records of the Company’s transfer agent;

“Shareholder”	holders of Existing Shares prior to the Scheme Effective Time and holders of New Shares from and subsequent to the Scheme Effective Time, as the context requires;

“Shares”	Existing Shares prior to the Scheme Effective Time, and NewCo Common Shares and New Shares from and subsequent to the Scheme Effective Time, as the context requires;

“subsidiary”	has the meaning given in Section 1159 of the Companies Act 2006;

“Transfer Agent”	Computershare Trust Company, N.A.;

“UK CGT”	UK capital gains tax and corporation tax on chargeable gains;

“UK Corporate Governance Code”	The Financial Reporting Council’s UK Corporate Governance Code, as amended from time to time;

“UK Listing Rules”	the rules and regulations made by the FCA under FSMA and contained in the publication of the same name;

“UK Prospectus”	the prospectus prepared in accordance with the Prospectus Rules for the Admission of, among others, the New Shares only;

“uncertificated” or “in uncertificated form”	in relation to share or other security, a share or other security title to which recorded on the relevant register of the share or security concerned as being held in uncertified form;

“Underlying Shareholder Voting Record Time”	the record date for determining those beneficial owners of Existing Shares held in “street name” and not as record owners entitled to vote at the Meetings;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

“US Exchange Act”	the US Securities Exchange Act 1934, as amended from time to time, and the rules and regulations promulgated thereunder;

“US Holder”
a beneficial owner of Scheme Shares or New Shares that for US federal income tax purposes is: (i) an individual citizen or resident of the United States; (ii) a corporation organised in or under the laws of the US, any state thereof, or the District of Columbia; (iii) a trust that: (1) is subject to the primary supervision of a US court and the control of one or more “US persons” (within the meaning of Section 7701(a)(30) of the Internal Revenue Code); or (2) has a valid election in effect to be treated as a US person for US federal income tax purposes; or (iv) an estate the income of which is subject to US federal income taxation regardless of its source;

“US Securities Act”	the US Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder;

“US Treasury Regulations”	the Internal Revenue Code and proposed, temporary and final Treasury Regulations promulgated under the Internal Revenue Code; and

“Voting Record Time”	6.00 p.m. on the day which is two days (excluding non‑working days) prior to the date of the Court Meeting or any adjournment thereof (as the case may be).

All times referred to are London time unless otherwise stated.

All references to “pence”, “sterling”, “£” or “p” are to the lawful currency of the United Kingdom.

All references to “US dollar”, “$” or “cents”, are to the lawful currency of the United States.

All references to statutory provision or law or to any order or regulation shall be construed as a reference to that provision, law, order or regulation as extended, modified, replaced or re‑enacted from time to time and all statutory instruments, regulations and orders from time to time made thereunder or deriving validity therefrom.

Part IX

NOTICE OF COURT MEETING

IN THE HIGH COURT OF JUSTICE	CR-2025-005678
BUSINESS AND PROPERTY COURTS
OF ENGLAND AND WALES
COMPANIES COURT (ChD)

IN THE MATTER OF DIVERSIFIED ENERGY COMPANY PLC

and

IN THE MATTER OF THE COMPANIES ACT 2006

NOTICE IS HEREBY GIVEN that, by an Order dated 17 October 2025 made in the above matters, the Court has given permission for a meeting (the “Court Meeting”) to be convened of the holders of Scheme Shares (as defined in the Scheme of Arrangement referred to below) for the purpose of considering and, if thought fit, approving (with or without modification) a scheme of arrangement (the “Scheme of Arrangement”) proposed to be made pursuant to Part 26 of the Companies Act 2006, as amended from time to time (the “Companies Act”) between Diversified Energy Company PLC (the “Company”), and the holders of the Scheme Shares (as defined in the Scheme of Arrangement) and that the Court Meeting will be held at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom, at 1 p.m. (London time) / 8 a.m. (New York time) on 10 November 2025, at which place and time all holders of Scheme Shares are requested to attend (in person or by proxy).

Copies of the Scheme of Arrangement and of the explanatory statement required to be published pursuant to Section 897 of the Companies Act are incorporated in the document of which this Notice forms a part.

Voting on the resolution to approve the Scheme will be by poll, which shall be conducted as the Chair of the Court Meeting may determine.

Right to Appoint a Proxy; Procedure for Appointment

Shareholders of Record

Members entitled to vote at the Court Meeting may vote in person or they may appoint another person or persons, whether a shareholder of the Company or not, as their proxy or proxies, to exercise all or any of their rights to attend, speak and vote at the Court Meeting. Members will receive a proxy card labeled “BLUE PROXY CARD” for use in respect of the Court Meeting. If members do not expect to attend the meetings in person, it is important that their Shares be represented. Whether or not you intend to be present at the Court Meeting in person, please complete and sign each of the Blue Form of Proxy (or appoint a proxy electronically, as referred to below) in accordance with the instructions printed on them and return them to Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, as soon as possible and, in any event, so as to be received by Broadridge Financial Solutions, Inc. by 1 p.m. (London time) / 8 a.m. (New York time) on 6 November 2025. If the BLUE Form of Proxy for the Court Meeting is not returned by the specified time, it may be handed to representatives of Broadridge Financial Solutions, Inc. or the Chair of the Court Meeting before the start of that meeting and will still be valid. The completion and return of a Form of Proxy will not prevent Shareholders from attending, voting and speaking in person at the Court Meeting, or any adjournment thereof, if they so wish. Only Shareholders of Record as at the Record Shareholder Voting Record Time (or if the Meetings are adjourned, at 6.00 p.m. on the day which is two business days before the time of the adjourned meeting) will be entitled to attend, speak and vote at the Court Meeting in respect of the number of Existing Shares registered in their name at that time.

Beneficial Shareholders

In the case of Existing Shares held in the system operated by the DTC, such Existing Shares are currently registered in the name of the DTC Nominee, on the share register maintained by the Transfer Agent, and therefore the DTC Nominee is the registered holder of such Existing Shares for the purposes of the Court Meeting. Underlying shareholders of such Existing Shares may provide the DTC Nominee with voting instructions or either directly or, if any such underlying Shareholder’s interest in such Existing Shares is held in “street name” (i.e., held in the name of a bank, broker or other holder of record), indirectly (via such bank, broker or other holder), they may apply for a letter of representation from, or to be appointed a proxy by, the DTC Nominee to enable them to attend the Court Meeting in person in respect of the Existing Shares in which such underlying shareholder is interested. If you are such an underlying shareholder and wish to submit voting instructions or wish to be appointed as a corporate representative or proxy in respect of the Existing Shares in which you are interested, it is recommended that you contact the DTC Nominee or (if your interest in any Existing Shares is held within DTC in the name of a bank, broker or other holder of record) the bank, broker or other holder of record in whose name your interest is held within DTC for further information. Please note that holders of Existing Shares through a broker, bank, trust or other nominee may be required to submit voting instructions to their applicable broker, bank, trust or nominee at or prior to the deadline applicable for the submission by Shareholders of Record and such holders should, therefore, follow the separate instructions that will be provided by such person. Only Beneficial Owners as at the Underlying Shareholder Voting Record Time will be entitled to direct their broker, bank, trust or other nominee how to vote their Existing Shares at the Meetings.

Existing Depositary Interest Holders will receive a BLUE Form of Instruction for use in connection with the Court Meeting. Existing Depositary Interest Holders will need to complete the relevant Form of Instruction in relation to the Court Meeting. The Form of Instruction should be returned to the DI Depositary, Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom for the Court Meeting, by 1 p.m. (London time) / 8 a.m. (New York time) on 5 November 2025. Existing Depositary Interest Holders who wish to instruct their Custodian on how to vote through the CREST electronic proxy appointment service may do so for the Meetings and any adjournment thereof by using the procedures described in the CREST manual. CREST personal members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST manual. All messages relating to the appointment of a proxy or an instruction to a previously appointed proxy must be transmitted so as to be received by DI Depositary (ID: 3RA50) no later than by 1 p.m. (London time) / 8 a.m. (New York time) on 5 November 2025 for the Court Meeting. Normal system timings and limitations will apply in relation to the input of CREST Proxy Instructions. It is therefore the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable their CREST sponsor(s) or voting service provider(s) are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 as amended.

Only Existing Depositary Interest Holders registered in the register of Existing Depositary Interests at 6.00 p.m. on 4 November 2025, or if the Meetings are adjourned, at 6.00 p.m. on the date which is four business days prior to the time of the adjourned meeting for shareholders shall be entitled to are entitled to provide voting instructions to DI Depositary in respect of the number of U.K. Existing Depositary Interests registered in their name(s) at that time. If an Existing Depositary Interest Holder or a representative of that holder wishes to attend the Court Meeting and/or vote at the Court Meeting, they must contact the DI Depositary, Computershare Investor Services PLC, with a Letter of Representation from their broker or nominee and provide this letter by email to !UKALLDITeam2@computershare.co.uk for the Court Meeting, by 1 p.m. (London time) / 8 a.m. (New York time) on 4 November 2025. On receipt, the DI Depositary will issue a separate Letter of Representation authorising attendance on behalf of the Custodian. The Existing Depositary Interest Holder or a representative of that holder should present the original Letter of Representation upon attendance at the Court Meeting in order to gain entry to the Court Meeting. Holders of Existing Depositary Interests that do not follow the above process will be unable to represent their position in person at the Court Meeting. The completion of the Form of Instruction will not preclude a holder from attending the Court Meeting, and participating once such Letter of Representation has been issued.

Process for a Beneficial Owner to become a Shareholder of Record

If you are a Beneficial Owner, as a matter of English law, your name is not entered in the Company’s register of members. Accordingly, if you wish to attend and vote directly (i.e., in your own name) at the Court Meeting, you must become a Shareholder of Record. You may become a Shareholder of Record by arranging for the completion of a stock transfer form by the applicable Shareholder of Record in respect of the Existing Shares that you wish to be transferred into your name, pay any related UK stamp duty, if applicable, and send the completed stock transfer form and related documentation to the Company’s Transfer Agent, prior to 6 November 2025. Beneficial Owners who wish to attend and vote directly at the Court Meeting should take care to send such stock transfer form in respect of their Existing Shares to permit processing to be completed by Computershare Trust Company, N.A. prior to 6 November 2025.

Voting Record Time

Entitlement to attend, speak and vote at the Court Meeting or any adjournment thereof and the number of votes which may be cast at the Court Meeting, will be determined by reference to the register of members of the Company at 6.00 p.m. on 6 November 2025 or, if the Court Meeting is adjourned, 6.00 p.m. on the date which is two days (excluding non‑working days) before the date fixed for the adjourned meeting. Changes to the register of members after the relevant time shall be disregarded in determining the rights of any person to attend, speak and vote at the Court Meeting.

Further, only Existing Depositary Interest Holders registered in the register of Existing Depositary Interests at 6.00 p.m. on 4 November 2025, or if the Meetings are adjourned, at 6.00 p.m. on the date which is four business days prior to the time of the adjourned meeting for shareholders shall be entitled to are entitled to provide voting instructions to Computershare Investor Services PLC in respect of the number of U.K. Existing Depositary Interests registered in their name(s) at that time.

Joint Holders

In the case of joint holders of Scheme Shares, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

Corporate Representatives

As an alternative to appointing a proxy, any Scheme Shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf all its powers as a member, provided that if two or more corporate representatives purport to vote in respect of the same shares, if they purport to exercise the power in the same way as each other, the power is treated as exercised in that way, and in other cases the power is treated as not exercised.

By the said Order, the Court has appointed the Chair or, failing him, any other director of the Company to act as Chair of the Court Meeting and has directed the Chair to report the result thereof to the Court.

The Scheme of Arrangement will be subject to the subsequent sanction of the Court.

Registered Office:	By Order of the Board
4th Floor Phoenix House,
1 Station Hill,
Reading,
Berkshire, RG1 1NB

Dated: 17 October 2025	Apex Secretaries LLP
Company Secretary

Part X

NOTICE OF GENERAL MEETING

NOTICE OF GENERAL MEETING OF DIVERSIFIED ENERGY COMPANY PLC

NOTICE IS HEREBY GIVEN that a General Meeting of Diversified Energy Company PLC (the “Company”) will be held at the offices of FTI Consulting, 200 Aldersgate, Aldersgate Street, London, EC1A 4HD, United Kingdom at 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 10 November 2025 (or as soon thereafter as the Court Meeting (as defined in the document of which this notice forms part) shall have been concluded or adjourned) for the purpose of considering and, if thought fit, passing the following resolutions, numbered 1 as an ordinary resolution and numbered 2 as a special resolution:

ORDINARY RESOLUTION

1.
THAT conditional upon the Scheme (as defined below) becoming effective, the Diversified Energy Company 2025 Equity Incentive Plan, a copy of which was produced to the meeting and for the purposes of identification initialed by the Chair be and is hereby approved and the directors of NewCo be authorised to do all acts which it considers necessary or desirable to implement and operate the Diversified Energy Company 2025 Equity Incentive Plan.

SPECIAL RESOLUTION

2.
THAT for the purpose of giving effect to, and/or in connection with, the Scheme of Arrangement dated 17 October 2025 between the Company and the holders of the Scheme Shares (as defined in the said Scheme of Arrangement), a print of which has been produced to this meeting and for the purpose of identification signed by the Chair hereof, in its original form or subject to any modification, addition or condition agreed between the Company and Diversified Energy Company, (a Delaware corporation) (“NewCo”) and approved or imposed by the High Court of Justice in England and Wales (the “Scheme”):

(a)	the directors of the Company (or a duly authorised committee of the directors) be authorised to take all such action as they may consider necessary or appropriate for carrying the Scheme into effect;

(b)	the share capital of the Company be reduced by cancelling and extinguishing all of the Scheme Shares (as defined in the Scheme);

(c)
the entire amount standing to the credit of the share premium account of the Company as at 5:00 p.m. on the day immediately preceding the day on which the High Court of Justice of England and Wales makes an order confirming the reduction of capital set out in this resolution be cancelled;

(d)
the amount of £191,019,000 standing to the credit of the merger reserve of the Company be capitalised and applied in paying up in full at par such number of new B ordinary shares (the “B Ordinary Shares”) (with the nominal value of such shares being equal to the sum that is obtained by dividing the number of such shares to be issued into £191,019,000) (the “B Ordinary Shares”) and, as at a record time and date to be determined by the Board (or a duly appointed committee thereof), allotting and issuing such shares, credited as fully paid, to such members of the Company as the directors of the Company shall in their absolute discretion determine as shall be required to effect such capitalisation, and the directors of the Company be and are hereby authorised for the purposes of section 551 of the Companies Act 2006, as amended from time to time (the “Companies Act”) to allot and issue all of the B Ordinary Shares thereby created to such members of the Company as the directors of the Company shall in their absolute discretion determine upon terms that they are paid up in full by such capitalisation, and such authority shall for the purposes of section 551 of the Companies Act expire on the fifth anniversary of the date of this resolution:

(e)	the B Ordinary Shares created and issued pursuant to resolution 2(d) above shall have the following rights and restrictions:

(I)	the holder(s) of the B Ordinary Shares shall have no right to receive any dividend or other distribution whether of capital or income;

(II)	the holder(s) of the B Ordinary Shares shall have no right to receive notice of or to attend or vote at any general meeting of the Company;

(III)
the holder(s) of the B Ordinary Shares shall on a return of capital in a liquidation, but not otherwise, be entitled to receive the nominal amount of each such share but only after the holder of each Existing Share shall have received the amount paid up or credited as paid up on such a share and the holder(s) of the B Ordinary Shares shall not be entitled to any further participation in the assets or profits of the Company;

(IV)
a reduction by the Company of the capital paid up or credited as paid up on the B Ordinary Shares and the cancellation of such shares will be treated as being in accordance with the rights attaching to the B Ordinary Shares and will not involve a variation of such rights for any purpose; and the Company will be authorised at any time without obtaining the consent of the holder(s) of the B Ordinary Shares to reduce its capital in accordance with the Companies Act; and

(V)
the Company shall have irrevocable authority at any time after the allotment or issue of the B Ordinary Shares to appoint any person to execute on behalf of the holders of such shares a transfer thereof and/or an agreement to transfer the same without making any payment to the holders thereof to such person or persons as the Company may determine and, in accordance with the provisions of the Companies Act, to purchase or cancel such shares without making any payment to or obtaining the sanction of the holders thereof and pending such a transfer and/or purchase and/or cancellation to retain the certificates, if any, in respect thereof, provided also that the Company may in accordance with the provisions of the Companies Act purchase all but not some only of the B Ordinary Shares then in issue at a price not exceeding £1.00 for all the B Ordinary Shares;

(f)
subject to the B Ordinary Shares having been allotted and issued, the capital of the Company be reduced by cancelling and extinguishing the B Ordinary Shares allotted and issued pursuant to resolution 2(d) above and the amount of such reduction be and is hereby credited to the reserves of the Company;

(g)
subject to and forthwith upon the reduction of share capital referred to in resolution 2(b) above taking effect and notwithstanding anything to the contrary in the articles of association of the Company:

(I)
the reserve arising in the books of account of the Company as a result of the reduction of share capital referred to in resolution 2(b) above be capitalised and applied in paying up in full at par such number of new ordinary shares in the capital of the Company (the “New DEC Shares”) as shall be equal to the aggregate number of (and have an equal aggregate nominal value as the aggregate nominal value of) Scheme Shares cancelled pursuant to resolution 2(b) above, and such New DEC Shares be allotted and issued, credited as fully paid, to NewCo; and

(II)
the directors of the Company be generally and unconditionally authorised pursuant to and in accordance with Section 551 of the Companies Act to allot the New DEC Shares referred to in resolution 2(g)(I) above, provided that: (1) the maximum aggregate nominal amount of the shares which may be allotted under this authority shall be the aggregate nominal amount of the said New DEC Shares created pursuant to resolution 2(g)(I) above; (2) this authority shall expire on the fifth anniversary of the date of this resolution; and (3) this authority shall be in addition and without prejudice to any other authority under the said Section 551 of the Companies Act 2006 previously granted and in force on the date on which this resolution is passed;

(h)	with effect from the passing of this resolution, the articles of association of the Company be amended by the adoption and inclusion of the following new article 132;

 “SHARES NOT OTHERWISE SUBJECT TO THE SCHEME”

“132

a)          In this Article only, references to the “Scheme” are references to the scheme of arrangement between the Company and its members under Part 26 of the Companies Act 2006, in its original form or with or subject to any modification, addition or condition approved or imposed by the High Court and (save as defined in this Article) expressions defined in the Scheme shall have the same meaning in this Article.

b)          Notwithstanding any other provisions in these Articles, if any ordinary shares in the capital of the Company are allotted and issued to any person other than NewCo (and/or its nominee) (a “New Member”) after the time at which this Article becomes effective and before the Scheme Record Time, such ordinary shares shall be allotted and issued subject to the terms of the Scheme and shall be Scheme Shares for the purposes thereof and the New Member, and any subsequent holder other than NewCo and/or its nominee or nominees, shall be bound by the terms of the Scheme.”

(i)	the Company be re‑registered as a private company limited by shares under the Companies Act 2006 by the name of Diversified Energy Company Limited pursuant to section 651 of the Companies Act; and

(j)
for the purposes of the re‑registration of the Company as a private company limited by shares, the Post‑Scheme Articles of Association, as produced to this meeting and for purpose of identification signed by the Chair hereof, be approved and adopted as the articles of association of the Company in substitution for and to the exclusion of the existing articles of association of the Company upon such re-registration.

By order of the Board

Registered Office:	By Order of the Board
4th Floor Phoenix House,
1 Station Hill,
Reading,
Berkshire, RG1 1NB

Dated: 17 October 2025	Apex Secretaries LLP
Company Secretary

Notes to the Notice of General Meeting:

A.
Only those Shareholders registered in the Company’s register of members at 6.00 p.m. on 6 November 2025 or if this General Meeting is adjourned, at 6.00 p.m. on the date which is two business days prior to the time of the adjourned meeting for Shareholders, shall be entitled to vote at the General Meeting. Changes to the register of members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting.

B.
Existing Depositary Interest Holders registered in the register of Existing Depositary Interests at 6.00 p.m. on 4 November 2025, or if the General Meeting is adjourned, at 6.00 p.m. on the date which is four business days prior to the time of the adjourned General Meeting shall be entitled to provide voting instructions to Computershare Investor Services PLC (the “DI Depositary”) in respect of the number of Existing Depositary Interests registered in their name(s) at that time.

C.
If you hold your interest through a broker, bank, or nominee (or similar), you should normally receive directions from such broker, bank, or nominee (or similar) on how to attend (electronically or in person) and vote at the General Meeting or how to give a proxy or voting instructions. These directions should be followed. If you have not received such directions, it would be advisable to contact your broker, bank, or nominee (or similar) as soon as possible.

D.
If an Existing Depositary Interest Holder or a representative of that holder wishes to attend the General Meeting and/or vote at the General Meeting, they must contact the DI Depositary, Computershare Investor Services PLC, with a Letter of Representation from their broker or nominee and provide this letter by email to !UKALLDITeam2@computershare.co.uk by no later than 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 4 November 2025. On receipt, the DI Depositary will issue a separate Letter of Representation authorising attendance on behalf of the Custodian. The Existing Depositary Interest Holder or a representative of that holder should present the original Letter of Representation upon attendance at the General Meeting in order to gain entry to the General Meeting. Holders of Existing Depositary Interests that do not follow the above process will be unable to represent their position in person at the General Meeting. The completion of the Form of Instruction will not preclude a holder from attending the General Meeting and participating once such Letter of Representation has been issued.

E.	Information regarding the meeting can be found at https://ir.div.energy/reports-announcements.

F.
Any Shareholder entitled to attend and vote at the General Meeting is entitled to appoint one or more proxies (who need not be a member of the Company) to attend and to vote instead of the Shareholder. Completion and return of a Form of Proxy will not preclude a Shareholder from attending and voting at the General Meeting in person, should they subsequently decide to do so.

G.
You should have received a WHITE Form of Proxy with this document. This form cannot be used by Existing Depositary Interest Holders who will have been sent a WHITE Form of Instruction. Shareholders can only appoint a proxy using the procedures set out in these notes and the notes to the Form of Proxy. If you appoint multiple proxies and wish to give them separate instructions to vote or abstain from voting, please indicate how you wish each proxy to vote or abstain from voting on the reverse side of each proxy card on which you have entered the name of your proxy. For the avoidance of doubt, where multiple proxies are appointed, each proxy must be appointed to exercise the rights attached to a different share or shares held by you. All forms must be signed and should be returned together in the same envelope to ‘Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717’.

H.	To be valid, an appointment of proxy must be returned by one of the following methods:

a.
For a Shareholder, an instrument appointing a proxy and any power of attorney or other authority under which the proxy instrument is signed (or a notarially certified copy thereof) must be deposited with Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 6 November 2025;

Alternatively, register your vote online by visiting www.proxyvote.com using the 16-digit control number (your “Control Number”) set out in the WHITE Form of Proxy and following the instructions provided by 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 6 November 2025; or

b.
Existing Depositary Interest Holders can provide an instruction by utilising the CREST electronic voting instruction service in accordance with the procedures set out below. Existing Depositary Interest Holders may direct Computershare to vote the Shares represented by their Existing Depositary Interests as follows:

(i)
Mail: Complete and return a Form of Instruction to Computershare using the reply-paid envelope that accompanied the Form of Instruction or by posting it to Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZY, United Kingdom. To be effective, all Forms of Instruction must be received by Computershare by 1.15 p.m. (London time) / 8.15 p.m. (New York time) on 5 November 2025. Computershare, as your proxy, will then make arrangements to vote your underlying Shares according to your instructions.

(ii)
CREST: Existing Depositary Interest Holders who wish to instruct their Custodian on how to vote through the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment thereof by using the procedures described in the CREST Manual. CREST personal members who have appointed a voting service provider(s) should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear UK & International Limited’s specifications and must contain the information required for such instructions, as described in the CREST Manual. All messages relating to the appointment of a proxy or an instruction to a previously appointed proxy must be transmitted so as to be received by DI Depositary (ID: 3RA50) no later than 1.15 p.m. (London time) / 8.15 p.m. (New York time) on 5 November 2025. Normal system timings and limitations will apply in relation to the input of CREST Proxy Instructions. It is therefore the responsibility of the CREST member concerned to take such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable their CREST sponsor(s) or voting service provider(s) are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 as amended.

I.
A vote abstention is not a vote in law, which means that the vote will not be counted in the calculation of votes for or against the Resolutions. If no voting indication is given, your proxy may vote or abstain from voting at their discretion. Your proxy may vote (or abstain from voting) as they think fit in relation to any other matter which is put before the meeting.

J.
In the case of joint holders, where more than one of the joint holders completes a proxy appointment, only the appointment submitted by the most senior holder will be accepted. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of members in respect of the joint holding (the first named being the most senior).

K.
Where you have appointed a proxy using the hard‑copy Form of Proxy and would like to change the instructions using another hard‑copy Form of Proxy, please contact Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

L.	If you submit more than one valid proxy appointment, the appointment received last before the latest time for the receipt of proxies will take precedence.

M.
A Shareholder may change a proxy instruction but to do so you will need to inform the Company in writing by sending a signed hard‑copy notice clearly stating your intention to revoke your proxy appointment to Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. In the case of a Shareholder which is a company, the revocation notice must be executed under its common seal or signed on its behalf by an officer of the company or an attorney for the company. Any power of attorney or any other authority under which the revocation notice is signed (or a duly certified copy of such power or authority) must be included with the revocation notice.

N.
In either case, the proxy revocation notice must be received by Broadridge Financial Solutions, Inc. at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by no later than 1.15 p.m. (London time) / 8.15 a.m. (New York time) on 6 November 2025.

O.
If you attempt to revoke your proxy appointment but the revocation is received after the time specified, your original proxy appointment will remain valid unless you attend the meeting and vote in person.

P.
Beneficial owners should contact their broker, bank or other holder of record for instructions on how to revoke their proxies or change their vote. Existing Depositary Interest Holders should contact Computershare for instructions on how to revoke their proxies or change their vote.

Q.
A corporation which is a Shareholder can appoint one or more corporate representatives who may exercise, on its behalf, all its powers as a Shareholder provided that no more than one corporate representative exercises powers over the same Share.

R.
Any validated member attending the General Meeting has the right to ask questions. The Company must answer any question you ask relating to the business being dealt with at the meeting unless, among other things:

(i)	answering the question would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information;

(ii)	the answer has already been given on a website in the form of an answer to a question; or

(iii)	it is undesirable in the interests of the Company or the good order of the meeting that the question be answered.

S.	The quorum for the meeting is two or more members, who are entitled to vote, present in person or by proxy or a duly authorised representative of a corporation which is a member.

T.	At the meeting the vote will be taken by way of a poll. On a poll, every member, who is present in person or by proxy, shall be entitled to one vote for every Share held by him.

U.
If, within five minutes after the time appointed for the meeting (or such longer interval not exceeding one hour as the Chairman of the meeting may think fit to allow) a quorum is not present, the General Meeting shall stand adjourned to a day (but not less than 10 days later, excluding the day on which the meeting is adjourned and the day for which it is reconvened) the time and place to be decided by the Chair, and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the members present in person and by proxy shall be a quorum.

Appendix A

FORM OF THE DIVERSIFIED ENERGY COMPANY
2025 EQUITY INCENTIVE PLAN

1.            Purpose

The purpose of this Diversified Energy Company 2025 Equity Incentive Plan (the “Plan”) is to promote and closely align the interests of employees, officers, non‑employee directors and other individual service providers of Diversified Energy Company and its stockholders by providing stock‑based compensation and other performance‑based compensation. The objectives of the Plan are to attract and retain the best available employees, officers, non‑employee directors and other individual service providers for positions of substantial responsibility and to motivate Participants to optimize the profitability and growth of the Company through incentives that are consistent with the Company’s goals and that link the personal interests of Participants to those of the Company’s stockholders. The Plan provides for the grant of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and Other Stock‑Based Awards and for Incentive Bonuses, which may be paid in cash, Common Stock or a combination thereof, as determined by the Committee.

2.            Definitions

As used in the Plan, the following terms shall have the meanings set forth below:

(a)          “Act” means the Securities Exchange Act of 1934, as amended.

(b)        “Affiliate” means any entity in which the Company has a substantial direct or indirect equity interest, as determined by the Committee from time to time.

(c)         “Award” means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock‑Based Award or Incentive Bonus, or any combination of these, granted to a Participant pursuant to the provisions of the Plan, any of which may be subject to performance conditions.

(d)        “Award Agreement” means a written or electronic agreement or other instrument as may be approved from time to time by the Committee and designated as such implementing the grant of each Award. An Award Agreement may be in the form of an agreement to be executed by both the Participant and the Company (or an authorized representative of the Company) or certificates, notices or similar instruments as approved by the Committee and designated as such.

(e)          “Beneficial Owner” shall have the meaning set forth in Rule 13d‑3 under the Act.

(f)          “Board” means the Board of Directors of the Company.

(g)         “Cause” has the meaning set forth in the written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means a Participant’s: (i) the commission of, or plea of guilty or no contest to: (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (ii) gross negligence, willful misconduct or the commission of any other act involving willful malfeasance or material fiduciary breach, in each case, with respect to the Company or any Affiliate; (iii) conduct that results in or is reasonably likely to result in harm to the reputation or business of the Company or any Affiliate; (iv) failure to perform in all material respects the Participant’s assigned duties and responsibilities; and (v) material violation of any written Company policies or a material breach of any Award Agreement.

(h)         “Change in Control” means, except as otherwise provided in an Award Agreement, the occurrence of any one of the following events following the Effective Date:

(i)         the acquisition by any Person of Beneficial Ownership of 50 per cent. or more (on a fully diluted basis) of either (A) the then outstanding shares of Common Stock of the Company, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise or settlement of any similar right to acquire such Common Stock (the “Outstanding Company Common Stock”); or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of the Plan, the following acquisitions shall not constitute a Change in Control: (w) any acquisition by the Company or any Affiliate; (x) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Subsidiary; (y) any acquisition which complies with Section 2(h)(iii)(A), (B) and (C) below; or (z) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii)       the following individuals cease for any reason to constitute a majority of the number of directors then serving: (A) individuals who, on the Effective Date (as defined below), constitute the Board and (B) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least a majority of the directors then still in office who were either directors on the Effective Date or whose appointment, election or nomination for election was previously so approved or recommended;

(iii)     the consummation of a reorganization, merger, consolidation, statutory share exchange or similar form of corporate transaction involving the Company that requires the approval of the Company’s shareholders, whether for such transaction or the issuance of securities in the transaction (a “Business Combination”), unless immediately following such Business Combination: (A) more than 50 per cent. of the total voting power of (I) the entity resulting from such Business Combination (the “Surviving Company”); or (II) if applicable, the ultimate parent entity that directly or indirectly has beneficial ownership of sufficient voting securities eligible to elect a majority of the members of the board of directors (or the analogous governing body) of the Surviving Company (the “Parent Company”), is represented by the Outstanding Company Voting Securities or the Outstanding Company Common Stock that were outstanding immediately prior to such Business Combination (or, if applicable, is represented by shares into which the Outstanding Company Voting Securities or the Outstanding Company Common Stock were converted pursuant to such Business Combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of the Outstanding Company Voting Securities or the Outstanding Company Common Stock among the holders thereof immediately prior to the Business Combination; (B) no Person (other than any employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company) is or becomes the Beneficial Owner, directly or indirectly, of 50 per cent. or more of the total voting power of the outstanding voting securities eligible to elect members of the board of directors of the Parent Company (or the analogous governing body) (or, if there is no Parent Company, the Surviving Company); and (C) at least a majority of the members of the board of directors (or the analogous governing body) of the Parent Company (or, if there is no Parent Company, the Surviving Company) following the consummation of the Business Combination were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such Business Combination;

(iv)        the implementation of a plan of complete liquidation or dissolution of the Company; or

(v)        there is consummated a sale or disposition by the Company of all or substantially all of the Company’s assets, other than a sale or disposition by the Company of all or substantially all of the Company’s assets to an entity, at least 50 per cent. of the combined voting power of the voting securities of which is owned by stockholders of the Company in substantially the same proportions as their ownership of the Company immediately prior to such sale.

Notwithstanding the foregoing, for purposes of an Award that provides for a deferral of compensation under Section 409A, to the extent the impact of a Change in Control on such Award would subject a Participant to additional taxes under Section 409A, a Change in Control with respect to such Award will mean both a Change in Control and a “change in the ownership of a corporation,” “change in the effective control of a corporation,” or a “change in the ownership of a substantial portion of a corporation’s assets” within the meaning of Section 409A.

(i)           “Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations issued thereunder.

(j)           “Committee” means the Compensation Committee of the Board (or any successor committee) or such other committee as designated by the Board to administer the Plan under Section III.

(k)          “Common Stock” means the common stock of the Company, $0.01 par value per share, or such other class or kind of shares or other securities as may be applicable under Section 16.

(l)        “Company” means Diversified Energy Company, a Delaware corporation, and except as utilized in the definition of Change in Control, any successor corporation.

(m)      “Disability” has the meaning set forth in a written employment, offer, services or severance agreement or letter between the Participant and the Company or an Affiliate, or in any severance plan in which the Participant participates, or if there is no such agreement or plan or no such term is defined in such agreement or plan, means the inability of the Participant to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment; provided, however, if an Award is nonqualified deferred compensation subject to Section 409A and payment is made upon a Participant’s Disability, then Disability shall have the meaning set forth in Section 409A. A determination of Disability shall be made by the Committee on the basis of such medical evidence as the Committee deems warranted under the circumstances, and in this respect, Participants shall submit to an examination by a physician upon request by the Committee.

(n)         “Dividend Equivalent” means an amount payable in cash or Common Stock, as determined by the Committee, equal to the dividends that would have been paid to the Participant if the share of Common Stock with respect to which the Dividend Equivalent relates had been owned by the Participant.

(o)        “Effective Date” means the first trading date following the date on which the transactions contemplated by that certain Scheme of Arrangement (the “Scheme”) under Part 26 of the Companies Act 2006 between Diversified Energy Company plc and the holders of the Scheme Shares (as defined in the Scheme) are affected.

(p)        “Eligible Person” any current or prospective employee, officer, non‑employee director or other individual service provider of the Company or any Subsidiary; provided, however, that Incentive Stock Options may only be granted to employees of the Company or any of its “subsidiary corporations” within the meaning of Section 424 of the Code.

(q)          “Fair Market Value” means as of any date, the value of the Common Stock determined as follows: (i) if the Common Stock is listed on any established stock exchange, system or market, its Fair Market Value shall be the closing price of a share of Common Stock as quoted on such exchange, system or market as reported in the Wall Street Journal or such other source as the Committee deems reliable (or, if no sale of Common Stock is reported for such date, on the next preceding date on which any sale shall have been reported); and (ii) in the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Committee by the reasonable application of a reasonable valuation method, taking into account factors consistent with Treas. Reg. § 409A‑1(b)(5)(iv)(B) as the Committee deems appropriate.

(r)         “Incentive Bonus” means a bonus opportunity awarded under Section 12 pursuant to which a Participant may become entitled to receive an amount based on satisfaction of such performance criteria established for a specified performance period as specified in the Award Agreement.

(s)         “Incentive Stock Option” means an Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(t)          “Nonqualified Stock Option” means an Option that is not intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

(u)         “Option” means a right to purchase a number of shares of Common Stock at such exercise price, at such times and on such other terms and conditions as are specified in or determined pursuant to an Award Agreement. Options granted pursuant to the Plan may be Incentive Stock Options or Nonqualified Stock Options.

(v)          “Other Stock‑Based Award” means an Award granted to an Eligible Person under Section 12.

(w)        “Participant” means any Eligible Person to whom Awards have been granted from time to time by the Committee and any authorized transferee of such individual.

(x)         “Person” shall have the meaning given in Section 3(a)(9) of the Act, as modified and used in Sections 14(d) and 15(d) thereof, except that such term shall not include (i) the Company or any of its Affiliates, (ii) a trustee or other fiduciary holding securities under an employee benefit plan of the Company or any of its Subsidiaries, (iii) an underwriter temporarily holding securities pursuant to an offering of such securities or (iv) a corporation owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of stock of the Company.

(y)          “Prior Plan” means the Diversified Gas & Oil plc 2017 Equity Incentive Plan, as amended and restated on April 9, 2025.

(z)        “Restricted Stock” means an Award or issuance of Common Stock the grant, issuance, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.

(aa)      “Restricted Stock Unit” means an Award denominated in units of Common Stock under which the issuance of shares of such Common Stock (or cash payment in lieu thereof) is subject to such conditions (including continued employment or engagement or performance conditions) and terms as the Committee deems appropriate.

(bb)        “Section 409A” means Section 409A of the Code, including the guidance and Treasury Regulations promulgated thereunder.

(cc)       “Separation from Service” or “Separates from Service” means a Termination of Employment that constitutes a “separation from service” within the meaning of Section 409A.

(dd)       “Stock Appreciation Right” or “SAR” means a right granted that entitles the Participant to receive, in cash or Common Stock or a combination thereof, as determined by the Committee, value equal to the excess of (i) the Fair Market Value of a specified number of shares of Common Stock at the time of exercise over (ii) the exercise price of the right, as established by the Committee on the date of grant.

(ee)       “Subsidiary” means any business association (including a corporation or a partnership, other than the Company) in an unbroken chain of such associations beginning with the Company if each of the associations other than the last association in the unbroken chain owns equity interests (including stock or partnership interests) possessing 50 per cent. or more of the total combined voting power of all classes of equity interests in one of the other associations in such chain.

(ff)       “Substitute Awards” means Awards granted or Common Stock issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

(gg)       “Termination of Employment” means ceasing to serve as an employee of the Company and its Subsidiaries or, with respect to a non‑employee director or other service provider, ceasing to serve as such for the Company and its Subsidiaries, except that with respect to all or any Awards held by a Participant (i) the Committee may determine that a leave of absence (including as a result of a Participant’s short‑term or long‑term disability or other medical leave) or employment on a less than full‑time basis is considered a “Termination of Employment,” (ii) the Committee may determine that a transition from employment to service with a partnership, joint venture or corporation not meeting the requirements of a Subsidiary in which the Company or a Subsidiary is a party is not considered a “Termination of Employment,” (iii) service as a member of the Board shall constitute continued service with respect to Awards granted to a Participant while he or she served as an employee, (iv) service as an employee of the Company or a Subsidiary shall constitute continued employment with respect to Awards granted to a Participant while he or she served as a member of the Board or other service provider, and (v) the Committee may determine that a transition from employment with the Company or a Subsidiary to service to the Company or a Subsidiary other than as an employee shall constitute a “Termination of Employment”. The Committee shall determine whether any corporate transaction, such as a sale or spin‑off of a division or Subsidiary that employs or engages a Participant, shall be deemed to result in a Termination of Employment with the Company and its Subsidiaries for purposes of any affected Participant’s Awards, and the Committee’s decision shall be final and binding.

3.            Eligibility

Any Eligible Person is eligible for selection by the Committee to receive an Award.

4.            Effective Date and Termination of Plan

This Plan became effective on the Effective Date. The Plan shall remain available for the grant of Awards until the 10th anniversary of the Effective Date; provided, however, that no Incentive Stock Options shall be granted following [Date], 2035. Notwithstanding the foregoing, the Plan may be terminated at such earlier time as the Board may determine. Termination of the Plan will not affect the rights and obligations of the Participants and the Company arising under Awards theretofore granted.

5.            Shares Subject to the Plan and to Awards

(a)          Aggregate Limits. The aggregate number of shares of Common Stock issuable under the Plan shall be equal to (i) 2,944,669 shares of Common Stock, plus (ii) the number of shares of Common Stock subject to any award outstanding under the Prior Plan as of [Date], 2025 that after such date are not issued because such award is forfeited, canceled, terminates, expires or otherwise lapses without being exercised (to the extent applicable), or is settled in cash or because such shares are retained or withheld by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of such award (collectively, the “Share Reserve”). The aggregate number of shares of Common Stock available for grant under this Plan and the number of shares of Common Stock subject to Awards outstanding at the time of any event described in Section 16 shall be subject to adjustment as provided in Section 16. The shares of Common Stock issued under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market or in private transactions.

(b)         Issuance of Shares. For purposes of Section AVII, the aggregate number of shares of Common Stock issued under this Plan at any time shall equal only the number of shares of Common Stock actually issued upon exercise or settlement of an Award. Shares of Common Stock subject to Awards that have been canceled, expired, forfeited or otherwise not issued under an Award and shares of Common Stock subject to Awards settled in cash shall not count as shares of Common Stock issued under this Plan. The aggregate number of shares available for issuance under this Plan at any time shall not be reduced by (i) shares subject to Awards that have been terminated, expired unexercised, forfeited or settled in cash, (ii) shares subject to Awards that have been retained or withheld by the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award, or (iii) shares subject to Awards that otherwise do not result in the issuance of shares in connection with payment or settlement thereof. In addition, shares that have been delivered (either actually or by attestation) to the Company in payment or satisfaction of the exercise price, purchase price or tax withholding obligation of an Award shall be available for issuance under this Plan.

(c)       Substitute Awards. Substitute Awards shall not reduce the shares of Common Stock authorized for issuance under the Plan or authorized for grant to a Participant in any calendar year. Additionally, in the event that a company acquired by the Company or any Subsidiary, or with which the Company or any Subsidiary combines, has shares available under a pre‑existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre‑existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares of Common Stock authorized for issuance under the Plan; provided, however, that Awards using such available shares (i) shall not be made after the date awards or grants could have been made under the terms of the pre‑existing plan, absent the acquisition or combination, (ii) shall only be made to individuals who were not employees or service providers of the Company or its Affiliates at the time of such acquisition or combination, and (iii) shall comply with the requirements of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.

(d)         Tax Code Limits. The aggregate number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options granted under this Plan shall be equal to 2,944,669, which number shall be calculated and adjusted pursuant to Section 16 only to the extent that such calculation or adjustment will not affect the status of any Option intended to qualify as an Incentive Stock Option under Section 422 of the Code.

(e)         Limits on Non‑Employee Director Compensation. The aggregate dollar value of equity‑based (based on the grant date Fair Market Value of equity‑based Awards) and cash compensation granted under this Plan or otherwise to any non‑employee director for service on the Board shall not exceed $750,000 during any calendar year.

6.            Administration of the Plan

(a)          Administrator of the Plan. The Plan shall be administered by the Committee. The Board shall fill vacancies on, and from time to time may remove or add members to, the Committee. The Committee shall act pursuant to a majority vote or unanimous written consent. Any power of the Committee may also be exercised by the Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control. To the maximum extent permissible under applicable law, the Committee (or any successor) may by resolution delegate any or all of its authority to one or more subcommittees composed of one or more directors and/or employees of the Company, and any such subcommittee shall be treated as the Committee for all purposes under this Plan. Notwithstanding the foregoing, if the Board or the Committee (or any successor) delegates to a subcommittee comprised of one or more employees of the Company (who are not also directors) the authority to grant Awards, no such subcommittee shall designate any officer serving thereon or any employee (within the meaning of Section 16 of the Act) or non‑employee director of the Company as a recipient of any Awards granted under such delegated authority. The Committee hereby delegates to and designates the Chief Legal Officer and Chief Human Resources Officer of the Company of the Company (or such other officer with similar authority), and to their respective delegates or designees, the authority to assist the Committee in the day‑to‑day administration of the Plan and of Awards granted under the Plan, including those powers set forth in Section 6(b)(v) through (x) and to execute Award Agreements or other documents entered into under this Plan on behalf of the Committee or the Company. The Committee may further designate and delegate to one or more additional officers or employees of the Company or any Subsidiary, and/or one or more agents, authority to assist the Committee in any or all aspects of the day‑to‑day administration of the Plan and/or of Awards granted under the Plan.

(b)        Powers of Committee. Subject to the express provisions of this Plan, the Committee shall be authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of this Plan, including:

(i)          to prescribe, amend and rescind rules and regulations relating to this Plan and to define terms not otherwise defined herein;

(ii)       to determine which Persons are Eligible Persons, to which of such Eligible Persons, if any, Awards shall be granted hereunder and the timing of any such Awards;

(iii)       to prescribe and amend the terms of the Award Agreements, to grant Awards and determine the terms and conditions thereof;

(iv)       to adopt such procedures and sub‑plans as are necessary or appropriate (A) to permit or facilitate participation in this Plan by Eligible Persons who are not citizens of, or subject to taxation by, the United States or who are employed outside the United States or (B) to allow Awards to qualify for special tax treatment in a jurisdiction other than the United States; provided, however, that Board approval will not be necessary for immaterial modifications to this Plan or any Award Agreement that are required for compliance with the laws of the relevant jurisdiction;

(v)       to establish and verify the extent of satisfaction of any performance goals or other conditions applicable to the grant, issuance, retention, vesting, exercisability or settlement of any Award;

(vi)      to prescribe and amend the terms of or form of any document or notice required to be delivered to the Company by Participants under this Plan;

(vii)       to determine the extent to which adjustments are required pursuant to Section 16;

(viii)     to interpret and construe this Plan, any rules and regulations under this Plan and the terms and conditions of any Award granted hereunder, and to make exceptions to any such provisions if the Committee, in good faith, determines that it is appropriate to do so;

(ix)        to approve corrections in the documentation or administration of any Award; and

(x)         to make all other determinations deemed necessary or advisable for the administration of this Plan.

Notwithstanding anything in this Plan to the contrary, with respect to any Award that is “deferred compensation” under Section 409A, the Committee shall exercise its discretion in a manner that causes such Awards to be compliant with or exempt from the requirements of Section 409A. Without limiting the foregoing, unless expressly agreed to in writing by the Participant holding such Award, the Committee shall not take any action with respect to any Award which constitutes (x) a modification of a stock right within the meaning of Treas. Reg. § 1.409A‑1(b)(5)(v)(B) so as to constitute the grant of a new stock right, (y) an extension of a stock right, including the addition of a feature for the deferral of compensation within the meaning of Treas. Reg. § 1.409A‑1 (b)(5)(v)(C), or (z) an impermissible acceleration of a payment date or a subsequent deferral of a stock right subject to Section 409A within the meaning of Treas. Reg. § 1.409A‑1(b)(5)(v)(E).

The Committee may, in its sole and absolute discretion, without amendment to the Plan but subject to the limitations otherwise set forth in Section IV, waive or amend the operation of Plan provisions respecting exercise after Termination of Employment. The Committee or any member thereof may, in its sole and absolute discretion, except as otherwise provided in Section IV, waive, settle or adjust any of the terms of any Award so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe).

(c)          Determinations by the Committee. All decisions, determinations and interpretations by the Committee regarding the Plan, any rules and regulations under the Plan, and the terms and conditions of, or operation of, any Award granted hereunder, shall be final and binding on all Participants, beneficiaries, heirs, assigns or other persons holding or claiming rights under the Plan or any Award. The Committee shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations, including the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select. Members of the Board and members of the Committee acting under the Plan shall be fully protected in relying in good faith upon the advice of counsel and shall incur no liability except for as a result of gross negligence or willful misconduct in the performance of their duties.

(d)          Subsidiary Awards. In the case of a grant of an Award to any Participant employed by a Subsidiary, such grant may, if the Committee so directs, be implemented by the Company issuing any subject shares of Common Stock to the Subsidiary, for such lawful consideration as the Committee may determine, upon the condition or understanding that the Subsidiary will transfer the shares of Common Stock to the Participant in accordance with the terms of the Award specified by the Committee pursuant to the provisions of the Plan. Notwithstanding any other provision hereof, such Award may be issued by and in the name of the Subsidiary and shall be deemed granted on such date as the Committee shall determine.

7.            Plan Awards

(a)         Terms Set Forth in Award Agreement. Awards may be granted to Eligible Persons as determined by the Committee at any time and from time to time prior to the termination of the Plan. The terms and conditions of each Award shall be set forth in an Award Agreement in a form approved by the Committee for such Award, which Award Agreement may contain such terms and conditions as specified from time to time by the Committee, provided such terms and conditions do not conflict with the Plan. The Award Agreement for any Award (other than Restricted Stock Awards) shall include the time or times at or within which and the consideration, if any, for which any shares of Common Stock or cash, as applicable, may be acquired from the Company. The terms of Awards may vary among Participants, and the Plan does not impose upon the Committee any requirement to make Awards subject to uniform terms. Accordingly, the terms of individual Award Agreements may vary.

(b)         Termination of Employment. Subject to the express provisions of the Plan, the Committee shall specify before, at, or after the time of grant of an Award the provisions governing the effect(s) upon an Award of a Participant’s Termination of Employment.

(c)        Rights of a Stockholder. Except as otherwise set forth in the applicable Award Agreement, a Participant shall have no rights as a stockholder with respect to shares of Common Stock covered by an Award (including voting rights) until the date the Participant becomes the holder of record of such shares of Common Stock. No adjustment shall be made for dividends or other rights for which the record date is prior to such date, except as provided in Sections 11, 11(b) or 16 of this Plan or as otherwise provided by the Committee.

(d)          No Fractional Shares. No fractional shares of Common Stock shall be issued pursuant to an Award or in settlement thereof.

(e)          No Repricing without Stockholder Approval. Other than in connection with a change in the Company’s capitalization (as described in Section 16), the Committee shall not, without stockholder approval, (i) reduce the exercise price of a previously awarded Option or Stock Appreciation Right, (ii) at any time when the exercise price of a previously awarded Option or Stock Appreciation Right is above the Fair Market Value of a share of Common Stock, cancel and re‑grant or exchange such Option or Stock Appreciation Right for cash or a new Award with a lower (or no) exercise price, and (iii) take any other action with respect to an Award that would be treated as a repricing under generally accepted accounting principles.

(f)         Minimum Vesting Requirement. Except with respect to 5 per cent. of the Share Reserve, (a) any Award (other than a Substitute Award, a Performance Award or any Award made to a non‑employee director) that is not a Performance Award shall not provide for vesting prior to the first anniversary of the applicable date of grant, (b) any Performance Award shall not provide for a performance period of less than 12 months, and (c) any Award made to a non‑employee director shall not provide for vesting prior to the earlier of the first anniversary of the applicable date of grant and the next annual meeting of the Company’s stockholders that is at least 50 weeks after the immediately preceding year’s annual meeting. Notwithstanding the foregoing, the Committee may provide for the earlier vesting, exercisability, or settlement in the event of a Participant’s death, Disability, retirement, involuntary termination or in connection with a Change in Control.

8.            Options

(a)         Grant, Term and Price. The grant, issuance, retention, vesting and/or settlement of any Option shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of an Option shall in no event be greater than 10 years; provided, however, the term of an Option (other than an Incentive Stock Option) shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Option is prohibited by law or the Company’s insider trading policy from exercising the Option, which extension shall expire on the 30th day following the date such prohibition no longer applies. The Committee will establish the price at which Common Stock may be purchased upon exercise of an Option, which in no event will be less than the Fair Market Value of such shares on the date of grant; provided, however, that the exercise price per share of Common Stock with respect to an Option that is granted as a Substitute Award may be less than the Fair Market Value of the shares of Common Stock on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition that satisfies the requirements of (i) Section 409A, if such options held by such optionees are not intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code, and (ii) Section 424(a) of the Code, if such options held by such optionees are intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code. The exercise price of any Option may be paid in cash to the Company or such other method as determined by the Committee, including an irrevocable commitment by a broker to pay over such amount from a sale of the shares of Common Stock issuable under an Option, the delivery of previously owned shares of Common Stock or withholding of shares of Common Stock otherwise deliverable upon exercise.

(b)          No Reload Grants. Options shall not be granted under the Plan in consideration for, and shall not be conditioned upon the delivery of, shares of Common Stock to the Company in payment of the exercise price and/or tax withholding obligation under any other employee stock option.

(c)         Incentive Stock Options. Notwithstanding anything to the contrary in this Section 8, in the case of the grant of an Incentive Stock Option, if the Participant owns stock possessing more than 10 per cent. of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110 per cent. of the Fair Market Value of the shares of Common Stock on the date of grant and the Option must expire within a period of not more than five years from the date of grant. Notwithstanding anything in this Section 8 to the contrary, Options designated as Incentive Stock Options shall not be eligible for treatment under the Code as Incentive Stock Options (and will be deemed to be Nonqualified Stock Options) to the extent that either (i) the aggregate Fair Market Value of shares of Common Stock (determined as of the time of grant) with respect to which such Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Subsidiary) exceeds $100,000, taking Options into account in the order in which they were granted, or (ii) such Options otherwise remain exercisable but are not exercised within three months (or such other period of time provided in Section 422 of the Code) of separation of service (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder).

(d)          No Stockholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Option or any shares of Common Stock subject to an Option until the Participant has become the holder of record of such shares.

9.            Stock Appreciation Rights

(a)         General Terms. The grant, issuance, retention, vesting and/or settlement of any Stock Appreciation Right shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. The term of a Stock Appreciation Right shall in no event be greater than 10 years; provided, however, the term of a Stock Appreciation Right shall be automatically extended if, at the time of its scheduled expiration, the Participant holding such Stock Appreciation Right is prohibited by law or the Company’s insider trading policy from exercising the Stock Appreciation Right which extension shall expire on the 30th day following the date such prohibition no longer applies. Stock Appreciation Rights may be granted to Participants from time to time either in tandem with or as a component of Options granted under the Plan (“tandem SARs”) or not in conjunction with other Awards (“freestanding SARs”). Upon exercise of a tandem SAR as to some or all of the shares covered by the grant, the related Option shall be canceled automatically to the extent of the number of shares covered by such exercise. Conversely, if the related Option is exercised as to some or all of the shares covered by the grant, the related tandem SAR, if any, shall be canceled automatically to the extent of the number of shares covered by the Option exercise. Any Stock Appreciation Right granted in tandem with an Option may be granted at the same time such Option is granted or at any time thereafter before exercise or expiration of such Option, provided that the Fair Market Value of Common Stock on the date of the SAR’s grant is not greater than the exercise price of the related Option. All freestanding SARs shall be granted subject to the same terms and conditions applicable to Options as set forth in Section 8 and all tandem SARs shall have the same exercise price as the Option to which they relate. Subject to the provisions of Section 8 and the immediately preceding sentence, the Committee may impose such other conditions or restrictions on any Stock Appreciation Right as it shall deem appropriate. Stock Appreciation Rights may be settled in Common Stock, cash, Restricted Stock or a combination thereof, as determined by the Committee and set forth in the applicable Award Agreement.

(b)          No Stockholder Rights. Participants shall have no voting rights and will have no rights to receive dividends or Dividend Equivalents in respect of an Award of Stock Appreciation Rights or any shares of Common Stock subject to an Award of Stock Appreciation Rights until the Participant has become the holder of record of such shares.

10.          Restricted Stock and Restricted Stock Units

(a)        Vesting and Performance Criteria. The grant, issuance, vesting and/or settlement of any Award of Restricted Stock or Restricted Stock Units shall occur at such time and be subject to such terms and conditions as determined by the Committee or under criteria established by the Committee, which may include conditions based on continued employment or engagement, passage of time, attainment of age and/or service requirements, and/or satisfaction of performance conditions. In addition, the Committee shall have the right to grant Restricted Stock or Restricted Stock Unit Awards as the form of payment for grants or rights earned or due under other stockholder‑approved compensation plans or arrangements of the Company.

(b)        Dividends and Distributions. Participants in whose name Restricted Stock is granted shall be entitled to receive all dividends and other distributions paid with respect to those shares of Common Stock, unless determined otherwise by the Committee; provided, however, that such dividends and other distributions will be subject to the same restrictions on transferability and vesting conditions as the Restricted Stock with respect to which they were distributed. The Committee will determine whether any such dividends or distributions will be automatically reinvested in additional shares of Restricted Stock or whether such dividends or distributions will be paid in cash. Shares underlying Restricted Stock Units shall be entitled to dividends or distributions only to the extent provided by the Committee; provided, however, that such Dividend Equivalents will be subject to the same vesting conditions as the underlying Restricted Stock Units.

11.          Other Stock‑Based Awards

(a)        General Terms. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Stock or the value thereof, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee shall determine the terms and conditions of such Other Stock‑Based Awards. Common Stock delivered pursuant to an Other Stock‑Based Award in the nature of a purchase right granted under this Section 12 shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Common Stock, other Awards, or other property, as the Committee shall determine.

(b)         Dividends and Distributions. Shares underlying Other Stock‑Based Awards shall be entitled to dividends or distributions only to the extent provided by the Committee; provided, however, that such Dividend Equivalents will be subject to the same vesting conditions as the underlying Other Stock‑Based Award.

12.          Incentive Bonuses

(a)         Vesting Criteria. The Committee shall establish the vesting conditions applicable to an Incentive Bonus, including any performance criteria and level of achievement versus such criteria that may determine the amount payable under an Incentive Bonus, which may include a target, threshold and/or maximum amount payable and any formula for determining such achievement.

(b)         Timing and Form of Payment. The Committee shall determine the timing of payment of any Incentive Bonus. Payment of the amount due under an Incentive Bonus may be made in cash or in Common Stock, as determined by the Committee.

(c)         Discretionary Adjustments. Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus may be adjusted by the Committee on the basis of such further considerations as the Committee shall determine.

13.          Performance Awards

The Committee may establish performance criteria and level of achievement versus such criteria that shall determine the number of shares of Common Stock, Restricted Stock Units, Other Stock‑Based Awards or cash to be granted, retained, vested, issued or issuable under or in settlement of or the amount payable pursuant to an Award (any such Award, a “Performance Award”). A Performance Award may be identified as “Performance Share,” “Performance Stock Unit,” “Performance Equity,” “Performance Unit” or other such term as chosen by the Committee.

14.          Deferral of Payment

The Committee may, in an Award Agreement or otherwise, provide for the deferred delivery of Common Stock or cash upon settlement, vesting or other events with respect to Restricted Stock Units, Other Stock‑Based Awards or in payment or satisfaction of an Incentive Bonus. Notwithstanding anything herein to the contrary, in no event will any election to defer the delivery of Common Stock or any other payment with respect to any Award be allowed if the Committee determines, in its sole discretion, that the deferral would result in the imposition of the additional tax under Section 409A(a)(1)(B) of the Code. No Award shall provide for deferral of compensation that does not comply with Section 409A. The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board and the Committee shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A is not so exempt or compliant or for any action taken by the Board or the Committee in respect thereof.

15.          Conditions and Restrictions Upon Securities Subject to Awards

The Committee may provide that the Common Stock issued upon exercise of an Option or Stock Appreciation Right or otherwise subject to or issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Committee in its discretion may specify prior to the exercise of such Option or Stock Appreciation Right or the grant, vesting or settlement of such Award, including conditions on vesting or transferability, forfeiture or repurchase provisions and method of payment for the Common Stock issued upon exercise, vesting or settlement of such Award (including the actual or constructive surrender of Common Stock already owned by the Participant) or payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any shares of Common Stock issued under an Award, including (a) restrictions under an insider trading policy or pursuant to applicable law, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Participant and holders of other Company equity compensation arrangements, (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers and (d) provisions requiring Common Stock be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

16.          Adjustment of and Changes in the Stock

(a)       The number and kind of shares of Common Stock available for issuance under this Plan (including under any Awards then outstanding), and the number and kind of shares of Common Stock subject to the limits set forth in Section 5, shall be equitably adjusted by the Committee to reflect any reorganization, reclassification, combination of shares, stock split, reverse stock split, spin‑off, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends), or any other event or transaction that affects the number or kind of shares of Common Stock outstanding. Such adjustment may be designed to comply with Section 424 of the Code or may be designed to treat the shares of Common Stock available under the Plan and subject to Awards as if they were all outstanding on the record date for such event or transaction or to increase the number of such shares of Common Stock to reflect a deemed reinvestment in shares of Common Stock of the amount distributed to the Company’s securityholders. The terms of any outstanding Award shall also be equitably adjusted by the Committee as to price, number or kind of shares of Common Stock subject to such Award, vesting, performance criteria, and other terms to reflect the foregoing events, which adjustments need not be uniform as between different Awards or different types of Awards. No fractional shares of Common Stock shall be issued or issuable pursuant to such an adjustment.

(b)         In the event there shall be any other change in the number or kind of outstanding shares of Common Stock, or any stock or other securities into which such Common Stock shall have been changed, or for which it shall have been exchanged, by reason of a Change in Control, other merger, consolidation or otherwise, then the Committee shall determine the appropriate and equitable adjustment to be effected, which adjustments need not be uniform between different Awards or different types of Awards. In addition, in the event of such change described in this paragraph, the Committee may accelerate the time or times at which any Award may be exercised, consistent with and as otherwise permitted under Section 409A, and may provide for cancellation of such accelerated Awards that are not exercised within a time prescribed by the Committee in its sole discretion.

(c)         In the event of a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any Participant, may take one or more of the following actions, which may vary among individual Participants and/or among Awards held by any individual Participant: (i) arrange for the assumption of an outstanding Award by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any), which assumption will be binding on all selected Participants; provided that the exercise price and the number and nature of shares issuable upon exercise of any such Option or Stock Appreciation Right, or any Award that is subject to Section 409A, will be adjusted appropriately pursuant to Section 424(a) of the Code; (ii) provide for the issuance of substitute awards by the successor or acquiring entity (if any) of such Change in Control (or by its parents, if any) that will substantially preserve the otherwise applicable terms of the outstanding Award as determined by the Committee in its sole discretion; (iii) accelerate vesting or waive any forfeiture conditions; (iv) accelerate the time of exercisability of an Award so that such Award may be exercised in full or in part for a limited period of time on or before a date specified by the Committee, after which specified date all unexercised Awards and all rights of Participants thereunder shall terminate; or (v) make such other adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control. Notwithstanding anything herein to the contrary, in the event of a Change in Control in which the acquiring or surviving company in the transaction does not assume or continue outstanding Awards or issue substitute awards upon the Change in Control, unless determined otherwise by the Committee, immediately prior to the Change in Control, all Awards that are not assumed, continued or substituted for shall be treated as follows effective immediately prior to the Change in Control: (A) in the case of an Option or Stock Appreciation Right, the Participant shall have the ability to exercise such Option or Stock Appreciation Right, including any portion of the Option or Stock Appreciation Right not previously exercisable, (B) in the case of any Award the vesting of which is in whole or in part subject to performance criteria or an Incentive Bonus, all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse and the Participant shall have the right to receive a payment based on target level achievement or actual performance through a date determined by the Committee, and (C) in the case of outstanding Restricted Stock, Restricted Stock Units or Other Stock‑Based Awards (other than those referenced in subsection (B)), all conditions to the grant, issuance, retention, vesting or transferability of, or any other restrictions applicable to, such Award shall immediately lapse. In no event shall any action be taken pursuant to this Section 16(c) that would change the payment or settlement date of an Award in a manner that would result in the imposition of any additional taxes or penalties pursuant to Section 409A.

(d)         Notwithstanding anything in this Section 16 to the contrary, in the event of a Change in Control, the Committee may provide for the cancellation and cash settlement of all outstanding Awards upon such Change in Control (including the cancellation for no consideration of any Option or Stock Appreciation Right with an exercise price that equals or exceeds the per share consideration in such transaction).

(e)        Notwithstanding anything in this Section 16 to the contrary, an adjustment to an Option or Stock Appreciation Right under this Section 16 shall be made in a manner that will not result in the grant of a new Option or Stock Appreciation Right under Section 409A.

17.          Transferability

Each Award may not be sold, transferred for value, pledged, assigned, or otherwise alienated or hypothecated by a Participant other than by will or the laws of descent and distribution, and each Option or Stock Appreciation Right shall be exercisable only by the Participant during his or her lifetime. Notwithstanding the foregoing, (a) outstanding Options may be exercised following the Participant’s death by the Participant’s beneficiaries or as permitted by the Committee and (b) as permitted by the Committee, a Participant may transfer or assign an Award as a gift to any “family member” (as such term is defined in the Registration Statement on Form S‑8) (an “Assignee Entity”), provided that such Assignee Entity shall be entitled to exercise assigned Options and Stock Appreciation Rights only during the lifetime of the assigning Participant (or following the assigning Participant’s death, by the Participant’s beneficiaries or as otherwise permitted by the Committee) and provided further that such Assignee Entity shall not further sell, pledge, transfer, assign or otherwise alienate or hypothecate such Award.

18.         Compliance with Laws and Regulations

(a)          This Plan, the grant, issuance, vesting, exercise and settlement of Awards hereunder, and the obligation of the Company to sell, issue or deliver shares of Common Stock under such Awards, shall be subject to all applicable foreign, federal, state and local laws, rules and regulations, stock exchange rules and regulations, and to such approvals by any governmental or regulatory agency as may be required. The Company shall not be required to register in a Participant’s name or deliver Common Stock prior to the completion of any registration or qualification of such shares under any foreign, federal, state or local law or any ruling or regulation of any government body which the Committee shall determine to be necessary or advisable. To the extent the Company is unable to or the Committee deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder, the Company and its Subsidiaries shall be relieved of any liability with respect to the failure to issue or sell such shares of Common Stock as to which such requisite authority shall not have been obtained. No Option shall be exercisable and no Common Stock shall be issued and/or transferable under any other Award unless a registration statement with respect to the Common Stock underlying such Option is effective and current or the Company has determined, in its sole and absolute discretion, that such registration is unnecessary.

(b)        In the event an Award is granted to or held by a Participant who is employed or providing services outside the United States, the Committee may, in its sole discretion, modify the provisions of the Plan or of such Award as they pertain to such individual to comply with applicable foreign law or to recognize differences in local law, currency or tax policy. The Committee may also impose conditions on the grant, issuance, exercise, vesting, settlement or retention of Awards in order to comply with such foreign law and/or to minimize the Company’s obligations with respect to tax equalization for Participants employed outside their home country.

19.          Withholding

To the extent required by applicable federal, state, local or foreign law, the Committee may, and/or a Participant shall, make arrangements satisfactory to the Company for the satisfaction of any withholding tax obligations that arise with respect to any Award or the issuance or sale of any shares of Common Stock. The Company shall not be required to recognize any Participant rights under an Award, to issue shares of Common Stock or to recognize the disposition of such shares of Common Stock until such obligations are satisfied. To the extent permitted or required by the Committee, these obligations may or shall be satisfied by the Company withholding cash from any compensation otherwise payable to or for the benefit of a Participant, the Company withholding a portion of the shares of Common Stock that otherwise would be issued to a Participant under such Award or any other Award held by the Participant, or by the Participant tendering to the Company cash or, if allowed by the Committee, shares of Common Stock.

20.          Amendment of the Plan or Awards

The Board may amend, alter, suspend or terminate this Plan, and the Committee may amend or alter any Award Agreement or other document evidencing an Award made under this Plan; however, except as provided pursuant to the provisions of Section 16, no such amendment shall, without the approval of the stockholders of the Company:

(a)          increase the maximum number of shares of Common Stock for which Awards may be granted under this Plan;

(b)          extend the term of this Plan;

(c)          change the class of Persons eligible to be Participants; or

(d)        otherwise amend the Plan in any manner requiring stockholder approval by law or the rules of any stock exchange or market or quotation system on which the Common Stock is traded, listed or quoted.

No amendment or alteration to the Plan or an Award or Award Agreement shall be made which would materially impair the rights of the holder of an Award without such holder’s consent; provided, however, that no such consent shall be required if the Committee determines in its sole discretion and prior to the date of any Change in Control that such amendment or alteration (i) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of, or avoid adverse financial accounting consequences under, any accounting standard, and (ii) is not reasonably likely to significantly diminish the benefits provided under such Award, or that any such diminishment has been adequately compensated.

21.          No Liability of Company

The Company, any Subsidiary or Affiliate which is in existence or hereafter comes into existence, the Board, the Committee and any delegate thereof shall not be liable to a Participant or any other person as to: (a) the non‑issuance or sale of shares of Common Stock as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares of Common Stock hereunder; and (b) any tax consequence expected, but not realized, by any Participant or other person due to the receipt, vesting, exercise or settlement of any Award granted hereunder.

22.          Non‑Exclusivity of Plan

Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or the Committee to adopt such other incentive arrangements as either may deem desirable, including the granting of equity awards otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

23.          Governing Law

This Plan and any agreements or other documents hereunder shall be interpreted and construed in accordance with the laws of the State of Delaware (without regard to its choice of law provisions) and applicable federal law. Any reference in this Plan or in the agreement or other document evidencing any Awards to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability.

24.          No Right to Employment, Reelection or Continued Service

Nothing in this Plan or an Award Agreement shall interfere with or limit in any way the right of the Company, its Subsidiaries and/or its Affiliates to terminate any Participant’s employment, service on the Board or service at any time or for any reason not prohibited by law, nor shall this Plan or an Award itself confer upon any Participant any right to continue his or her employment or service for any specified period of time. Neither an Award nor any benefits arising under this Plan shall constitute an employment contract with the Company, any Subsidiary and/or its Affiliates. Subject to Sections 4 and IV, this Plan and the benefits hereunder may be terminated at any time in the sole and exclusive discretion of the Board without giving rise to any liability on the part of the Company, its Subsidiaries and/or its Affiliates.

25.          Specified Employee Delay

To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A) upon Separation from Service before the date that is six months after the specified employee’s Separation from Service (or, if earlier, the specified employee’s death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid on the sixth month plus one day following the specified employee’s Separation from Service (or, if earlier, as soon as administratively practicable after the specified employee’s death).

26.          No Liability of Committee Members

No member of the Committee shall be personally liable by reason of any contract or other instrument executed by such member or on his or her behalf in his or her capacity as a member of the Committee nor for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against any cost or expense (including counsel fees) or liability (including any sum paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such Person’s own fraud or willful bad faith; provided, however, that approval of the Board shall be required for the payment of any amount in settlement of a claim against any such Person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Persons may be entitled under the Company’s Certificate of Incorporation and Bylaws (as each may be amended from time to time), as a matter of law, pursuant to any individual agreement or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

27.          Severability

If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any Person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, Person or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

28.          Unfunded Plan

The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Committee or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

29.          Clawback/Recoupment

Awards granted under this Plan will be subject to recoupment in accordance with any clawback policy that the Company adopts or is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Rule 10D‑1 under the Exchange Act or other applicable law. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for “good reason” or be deemed a “constructive termination” (or any similar term) as such terms are used in any agreement between any Participant and the Company.

30.          Beneficiary Designation

Participants may designate beneficiaries with respect to Awards under the Plan in accordance with the procedures determined by the Committee. In the absence of a beneficiary designation, a Participant’s estate will be the deemed beneficiary.

31.          Interpretation

Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference and shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular and the singular shall include the plural. The use herein of the word “including” following any general statement, term or matter shall not be construed to limit such statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non‑limiting language (such as “without limitation”, “but not limited to”, or words of similar import) is used with reference thereto, but rather shall be deemed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter. References herein to any agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan.